Follow-Up Materials


06014286

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FILE NO. 82- 3277 FISCAL YEAR 2-25-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 6/12/06

0[50]

TESCO | Every little helps

ANNUAL REPORT AND FINANCIAL STATEMENTS 2006





FINANCIAL HIGHLIGHTS GROWTH ON 2005*

13.2%
Group sales

16.9%	**16.7%**	**14.1%**	**13.9%**	**14.2%**
New underlying Group profit before tax†	Group profit before tax	New underlying diluted earnings per share†	Diluted earnings per share	Dividend per share

Continuing operations	**2006** 60 weeks[ø]	**2006** 52 weeks*	**2005** 52 weeks
Group sales (£m) *(including value added tax)*	43,137	41,819	36,957
Group revenue (£m)	39,454	38,259	33,866
New underlying Group profit before tax† (£m)	2,277	2,251	1,925
Group profit before tax (£m)	2,235	2,210	1,894
New underlying diluted earnings per share† (p)	20.30	20.06	17.58
Diluted earnings per share (p)	19.92	19.70	17.30
Dividend per share (p)	8.63	–	7.56
Group enterprise value (£m) (market capitalisation plus net debt)	30,841	–	27,910
Return on capital employed (ROCE)	12.7%	12.6%	11.8%

Non-GAAP measure: new underlying profit	£m	£m
Profit before tax (excluding discontinuing operation)	2,235	1,894
Adjustments for:		
IAS 32 and IAS 39	9	–
Total IAS 19 Income Statement charge	303	268
'Normal' cash contribution for pensions	(270)	(237)
New underlying Group profit before tax	2,277	1,925

* 52-week comparison basis and excludes discontinuing operation.

† Adjusted for IAS 32, IAS 39 and the net difference between the IAS 19 pension charge and 'normal' cash contributions for pensions.

ø Results for the year ended 25 February 2006 includes 52 weeks for the UK and Republic of Ireland and 14 months for the majority of the remaining International businesses, and excludes discontinuing operation.



Our first two Finest potato lines, Exquisa and Smile, were specifically selected to offer customers an enhanced taste.


CREAM
TOMATO

Over 2,500 products feature our new **nutritional labelling** – by the end of this year the entire range will have been completed.

Operating and financial review

Group summary

	2006#ø £m	2005# £m	Change %
Group sales (including value added tax)	43,137	36,957	16.7
New underlying profit before tax†	2,277	1,925	18.3
Group profit before taxation	2,235	1,894	18.0
New underlying diluted earnings per share (p)	20.30	17.58	15.5
Diluted earnings per share (p)	19.92	17.30	15.1
Dividend per share (p)	8.63	7.56	14.2

UK performance

	2006ø £m	2005 £m	Change %
Sales (including value added tax)	32,657	29,511	10.7
Operating profit	1,788	1,556	14.9
Pre-property operating profit*	1,698	1,535	10.6
Pre-property operating margin‡	5.7%	5.7%	

Rest of Europe performance

	2006ø £m	2005 £m	Change %
Sales (including value added tax)	5,820	4,349	33.8
Operating profit	263	243	8.2
Pre-property operating profit*	269	212	26.9
Pre-property operating margin‡	5.3%	5.6%	

Asia performance

	2006#ø £m	2005# £m	Change %
Sales (including value added tax)	4,660	3,097	50.5
Operating profit	229	153	49.7
Pre-property operating profit*	236	156	51.3
Pre-property operating margin‡	5.4%	5.4%	

† Adjusted for IAS 32, IAS 39 and the net difference between the IAS 19 pension charge and 'normal' cash contributions for pensions.

* Operating profit excluding profit or loss on property-related items.

‡ Pre-property operating margin is calculated using sales excluding value added tax.

Excludes discontinuing operation.

ø Results for the year ended 25 February 2006 include 52 weeks

This operating and financial review (OFR) analyses the performance of the Tesco Group *in the financial year ended 25 February 2006.* It also explains other aspects of the Group's results and operations, including strategy and risk management.

Long term strategy

Tesco has a well-established and consistent strategy for growth, which is strengthening the core business and driving our expansion into new markets. This four-part strategy was laid down in 1997 and it has been the foundation of Tesco's success in recent years. Its objectives are:

- to grow the **core UK** business,
- to become a successful **international** retailer,
- to be as strong in **non-food** as in food, and
- to develop **retailing services** – such as Tesco Personal Finance, Telecoms and tesco.com

Tesco has again delivered a strong performance, *with all four parts of the strategy contributing* well. We have sustained good growth in the UK, despite more competitive conditions in the retail market and against the exceptional growth of the previous two years.

In our international operations we have also made solid progress, completing our largest ever programme of new store openings in our existing markets, and we have also announced our intention to enter the United States in 2007.

In non-food, more customers are choosing to shop with us even in a period of more cautious consumer spending. Finally, our retailing services have delivered another good year, with tesco.com continuing its rapid growth, Tesco Personal Finance making progress in challenging markets and Telecoms serving over 1.5 million customers.


25,401
28,280
33,557
41,819
43,137 §
21,454
23,101
26,876
29,511
32,657
02
03
04
05
06

SALES PERFORMANCE
£m

GROUP
UK

§ Including 60 weeks International


8.8
7.7
16.3
14.2
11.9
10.7
6.0
4.0
6.7
9.0
7.5
02
03
04
05
06

UK SALES GROWTH %

TOTAL
LIKE-FOR-LIKE
53rd WEEK


PEPPERMINT INFUSION
40 TEA BAGS

Our Express stores bring better quality and lower prices to local neighbourhoods.



Operating and financial review continued


2,027
2,134
2,285
2,450
2,802
02 03 04 05 06

CAPITAL EXPENDITURE
£m

■ GROUP
□ UK


(9.5)
46.0
29.5

1 year 3 years 5 years

TOTAL SHAREHOLDER RETURN RELATIVE TO THE FTSE 100 (%)


2,008

02 03 04 05 06

UK SALES AREA OPENED
000 sq ft

Group performance

These results represent good progress across the Group in a more challenging year. By investing to improve the shopping experience for customers in our businesses around the world, we have been able to deliver another strong sales performance, meet the demands of higher oil-related and other external costs and improve returns for shareholders.

Year end convergence We announced in April 2005 that due to the increasing contribution our International businesses make to Group results, we had taken the decision to align our International accounting period with the UK's year-end in 2005/06. These results therefore report on the performance of our International business on the basis of a 60-week year, including a 36-week second half to the end of February, compared with the normal 52 weeks to the end of December. The UK and the Republic of Ireland's accounting periods remain unchanged.

Where appropriate, for ease of comparison, International and Group results are also reported on a 52-week basis (based on the normal 12 month calendar year for International).

Group Group sales, including VAT, increased by 16.7% at actual rates to £43.1bn. At constant exchange rates, sales grew by 15.0%. On a 52-week basis, Group sales increased by 13.2% at actual rates to £41.8bn (last year £37.0bn) and at constant exchange rates sales grew by 11.6%.

Group profit before tax increased by 18.0% to £2,235m. On a 52-week basis, new underlying pre-tax profit increased by 16.9% to £2,251m. For comparison, using our pre-IFRS underlying profit definition, profit increased by 13.7% to £2,307m on a 52-week basis (last year £2,029m).

IFRSs From the beginning of the financial year we fully adopted International Financial Reporting Standards (IFRSs). Prior year (2004/05) comparatives have been restated and these are used as the basis for comparison throughout this review, except for the adoption of IAS 32 and IAS 39, for which we used the exemption available under IFRS 1 in 2004/05, and which were adopted for the first time in 2005/06.

The impact of IFRSs on profit after tax for the whole of 2005/06, before IAS 32 and IAS 39, is a reduction of £37m, broadly in line with the guidance we provided at our IFRS Seminar in February 2005. Together, IAS 32 and IAS 39 reduce pre-tax profit in the year by £13m.

The following table shows key results as reported under IFRSs and the equivalent performance using our previous accounting policies under UK GAAP.

Key IFRS profit measures and UK GAAP equivalent measures

52-Week comparison basis

	IFRS			UK GAAP equivalent*		
	2006	2005	Growth	2006	2005	Growth
Group profit before tax (£m)	2,210	1,894	16.7%	2,287	1,962	16.6%
New underlying profit (£m)	2,251	1,925	16.9%	n/a	n/a	n/a
Pre-IFRS Group underlying profit† (£m)	n/a	n/a	n/a	2,307	2,029	13.7%
UK operating profit (£m)#	1,788	1,556	14.9%	1,858	1,694	9.7%
Asia operating profit (£m)#	200	153	30.7%	200	152	31.6%
Europe operating profit (£m)#	265	243	9.1%	272	218	24.8%
Joint ventures & Associates (£m)‡	82	74	10.8%	160	135	18.5%
Underlying diluted EPS (p)	20.06	17.58	14.1%	20.43	18.30	11.6%

* Under UK GAAP, Taiwan losses are included.

† Underlying pre-tax profit excluded net profit or loss on disposal of fixed assets, integration costs and goodwill amortisation.

‡ Under IFRSs Joint ventures and Associates profit is reported net of interest and tax.

\# Under UK GAAP, our operating profit measure excluded net profit or loss on disposal of fixed assets, integration costs and goodwill amortisation.



Customer Comment Cards are available instore or alternatively telephone Customer Service on 0800 505555

We regularly ask customers for ideas on how we can improve.

We have introduced more self-service **checkouts** – offering customers a choice when they get to the checkouts.



Self Service
Checkout

International Total International sales grew by 40.7% to £10.5bn (last year £7.4bn) and by 31.8% at constant exchange rates. On a 52-week basis, International sales increased by 23% to £9.2bn and at constant exchange rates, sales grew by 15.5%.

International contributed £492m to operating profit, up 24.2% on last year. International pre-property operating profit rose 28.8% on a 52-week basis. At constant exchange rates, International pre-property operating profit grew by 21.6%. On a 52-week basis, International operating profit increased by 17.4% to £465m. At constant exchange rates profit grew by 10.8%.

In Asia, sales grew by 50.5% to £4.7bn (last year £3.1bn). At constant rates, sales grew by 39.0%. Operating profit increased by 49.7% to £229m (last year £153m) and by 38.2% at constant rates. On a 52-week basis, Asia operating profit increased by 30.7% to £200m. At constant exchange rates profit grew by 20.6%. Asia pre-property operating profit rose 30.1% to £203m on a 52-week basis.

In the Rest of Europe, sales rose by 33.8% to £5.8bn (last year £4.3bn). At constant rates, sales grew by 26.7%. Operating profit increased by 8.2% to £263m (last year £243m) and by 3.9% at constant rates. On a 52-week basis, Rest of Europe operating profit increased by 9.1% to £265m. At constant exchange rates profit grew by 4.7%. Operating profit growth was impacted by the existence of a one-off £31m property profit in the prior year. Rest of Europe pre-property operating profit rose 22.7% to £271m on a 52-week basis.

UK UK sales increased by 10.7% to £32.7bn (last year £29.5bn), with like-for-like growth of 7.5% (including volume of 7.6%) and 3.2% from net new stores. Deflation overall was 0.1%, despite the effect of rising oil prices on our petrol business. We saw deflation of 1.8% in our stores as we continued to invest in lowering prices for customers.

Petrol continues to have a significant impact on sales growth, helped by our efforts to keep fuel prices down, although its contribution to like-for-like sales during the second half, against last year's exceptionally strong growth, was lower than in the first half.

Fourth quarter like-for-like sales growth, excluding petrol, was 4.9%. Including petrol, like-for-like sales grew by 6.2%. Total sales grew by 9.4% in the quarter, including 3.2% from net new stores. In the final seven weeks of the year, like-for-like sales growth was 4.0% excluding petrol and adjusting for the different timing of Easter. We saw slower like-for-like growth in January but the rate of growth picked up in February and again in the early weeks of the current year.

Through good cost control and productivity we have absorbed significant external cost increases during the year, particularly during the second half, arising mainly from higher oil-related costs and increases in local business taxes.

Consequently, UK operating profit was 14.9% higher at £1,788m (last year £1,556m). UK pre-property operating profit rose 10.6% to £1,698m, leaving the operating margin unchanged at 5.7%.

Joint ventures and Associates Our share of profit (net of tax and interest) was £82m compared to £74m last year. Tesco Personal Finance profit was £139m, of which our share was £70m, down 1.4% on last year, due to the change in provisioning policy for bad debts under IFRSs and the competitive nature of the motor insurance market. On a pre-IFRS basis, profit was slightly higher than last year, including growth of 2.4% in the second half.



102
152
194
278
341
02
03
04
05
06

NUMBER OF INTERNATIONAL HYPERMARKETS

One in seven customers buy from our clothing department each week.

We sell three million mugs a year.



Net finance costs were £127m (last year £132m), giving interest cover of 18.6 times (last year 15.3 times). Tax has been charged at an effective rate of 29.0% (last year 28.6%).

New underlying diluted earnings per share increased by 14.1% to 20.06p (last year 17.58p).

Dividend The Board has proposed a final dividend of 6.10p per share (last year 5.27p). This represents an increase of 15.7% and brings the full year dividend per share to 8.63p, up 14.2% on last year. We have built dividend cover to comfortable levels and this increase in the final dividend is in line with earnings per share growth. We also intend to grow future dividends broadly in line with underlying earnings per share, instead of building dividend cover whilst delivering strong dividend growth, which has been our dividend policy for the last three years.

The final dividend will be paid on 14 July 2006 to shareholders on the Register of Members at the close of business on 5 May 2006. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be 14 July 2006.

Cash flow and Balance Sheet The Group generated net cash of £165m during the year, benefiting from strong cash flow from operating activities of £3.4bn and the net proceeds of £346m from our property joint venture with Consensus. Within this, £239m of cash was released from working capital, which was £199m lower than last year. This was due mainly to a smaller rise in trade creditors than last year (last year's increase was exceptionally large and the change in the International year end reduced trade creditors), higher non-food stocks (linked to global sourcing) and increased debtors (resulting from advance rent on new leasehold stores in Korea).

Net borrowings, at £4.5bn at year end, were higher than last year, primarily due to IAS 32 and IAS 39. Excluding the impact of IAS 32 and IAS 39, net debt was broadly unchanged at £3.9bn. Gearing was 48%.

Group capital expenditure during the year (excluding acquisitions) was £2.8bn (last year £2.4bn). This included £0.1bn of capital spent during the extra trading weeks in early 2006 for International. UK capital expenditure was £1.8bn (last year £1.7bn), including £760m on new stores and £404m on extensions and refits. Total International capital expenditure rose to £1.0bn (last year £0.7bn) reflecting the extra trading weeks, plus our enlarged new store opening programme and comprising £0.4bn in Asia and £0.6bn in Europe.

We expect Group capital expenditure to be around £3.0bn this year, reflecting a stable level of investment in the existing business, together with the £250m of capital which we announced in February would be invested in establishing our operations in the United States.

Return on capital employed (ROCE) In January 2004, we said that we had an aspiration to increase our 2002/03 post tax ROCE of 10.2% by up to 200 basis points over five years on then current plans. The excellent progress the business has made since then means that ROCE has exceeded our target of 12.2% this year – two years early.

On an equivalent (pre-IFRS) basis, ROCE increased by 260 basis points to 12.8% in just three years. This represents an increase of almost 70% over just three years in the economic profit made by the business (the extent to which return on capital exceeds the estimated weighted cost of capital for the Group). Operational improvement in the business has delivered almost three-quarters of this increase in returns and the balance reflects the benefits of our property funding initiatives with Topland and Consensus.

We remain committed to delivering rising returns for shareholders and to demonstrate this we have decided to set a new ROCE target for the Group. We aim to improve ROCE by a further 200 basis points from a combination of operational improvement and more efficient use of the property elements of our Balance Sheet. All four parts of our strategy will contribute to this improvement.

Total shareholder return Total shareholder return (TSR), which is measured as the percentage change in the share price, plus the dividend paid, has increased by 45.8% over the last five years, compared to an increase in the average for FTSE 100 companies of 16.3%. Over the last three years, Tesco's TSR has grown 126.0% compared with the FTSE 100 average of 80.0%. During the last year, the return for Tesco was 11.5% compared with the FTSE 100 average of 21.0%, which was buoyed by the strong performance of oil, gas and mining stocks.


Home plus
모바일쇼핑서비스
2배
적립
South Korea


Since 1992 **Computers for Schools** have given out over £100m worth of computers and IT equipment.

Property funding and conserving equity

We have sought freehold tenure for most of our new selling space in recent years because leased developments have in the past tended to give disproportionate rewards to landlords, making it hard to remodel or expand stores. As a result, freehold properties now represent significantly more of our property assets – around 85% of book value – compared with historic levels of around 70%. A strength of our Balance Sheet is this asset-backing; the net book value of our fixed assets is £15.9bn, most of it in freehold property valued at historic cost.

These appreciating freehold assets, whose market value we estimate to be around 50% higher than book value, provide us with the platform we require as retailers to expand and develop our stores for customers and they also represent an important store of value for our shareholders. Through capital expenditure we are currently adding some £2bn of new freehold assets a year.

Over the last two years, through our joint ventures with Topland, Consensus and Morley, Tesco has developed an updated version of our property joint ventures. These provide us with the right platform to run our stores. At the same time, they have enabled us to fund our growth efficiently by releasing cash from our freehold property base, create a stream of material property profits and enhance returns.

Looking forward, we plan to release more cash from property in the same way, through a sequence of similar joint venture deals, both in the UK and internationally. We intend to maintain an overall asset mix of over 70% freehold. The total scale of this sale and leaseback programme in terms of cash proceeds over the next five years is expected to be up to £5bn.

At least £1.5bn of these proceeds will be used to buy Tesco shares in the market, initially to offset future dilution to earnings per share caused by scrip dividend and share option issuance. The balance will mainly be used to fund the growth of the business.

Pensions

The provision of Tesco's award-winning UK defined benefit pension scheme for our staff remains an important priority. It goes to the heart of our values and helps us attract and retain the best people. During the year, the Trustee board completed its three-yearly valuation of the pension fund. In March 2005, it had a small deficit of £153m in a scheme which now has over £3bn of assets. As at February 2006, the scheme was estimated to be fully funded, largely as a result of improved asset performance. In recognition of the increasing cost of pensions we have recently increased both the Company and member contributions.

It is a young scheme. With around 150,000 employed members but only about 15,000 pensioners, the scheme has many years to ensure that the type of assets held match its liabilities. The fund's strategy is to invest in 50% equities, 20% bonds, 10% property and 20% alternative asset classes, including private equity and commodities. It offers the prospect, over time, of returns that should make the scheme more cost efficient for the members and the business. In 2005, the scheme's assets appreciated by around 20%.

IFRSs require that we value pension scheme liabilities using a high quality corporate bond yield, and calculate the operating charge in the Income Statement as if invested purely in bonds. This has proven to be an extremely volatile measure. During a two-week period in January 2006, for example, bond yields fell by 20 basis points, increasing our IAS 19 'Employee benefits' liability by £200m (before tax). At February 2006, the IAS 19 pension deficit was around £850m on a post-tax basis. Mainly as a consequence of bond yields falling by 0.6% during 2005/06 as a whole, our IFRS pensions charge for next year could increase by approximately £130m.

We will, of course, produce our accounts in full compliance with IFRSs. However, we intend to include in our new underlying profit number, the normal cash cost of funding the pension to reflect how the fund is actually managed and funded.

ernationally we have
bstantial, successful
cal businesses, such
s our Hymall joint
enture in China.



This year we opened a 161,000 sq ft state-of-the-art **fresh food depot** in Teresin, Poland.



Operating and financial review continued

Key Performance Indicators (KPIs)

We operate a balanced scorecard approach that is known internally within the Group as our Steering Wheel. This unites the Group's resources around our customers, people, operations, finance and, for the first time in 2006, the community. This enables the business to be operated and monitored on a balanced basis with due regard for all stakeholders. Some of the KPIs below are tracked through our Steering Wheel and others are tracked as a monitor of investor return.

	2006*	2005†
Sales growth		
Change in Group sales over the year (including value added tax)	13.2%	12.4%
UK sales growth	10.7%	11.9%
International sales growth	23.0%	13.1%
International sales growth (at constant exchange rates)	15.5%	18.3%
Profit before tax	£2,210m	£1,894m
New underlying profit before tax	£2,251m	£1,925m
Operating margin		
UK pre-property operating margin	5.7%	5.7%
International pre-property operating margin	5.7%	5.5%
Operating margin is calculated from the operating profit expressed as a percentage of Group revenue (sales excluding value added tax). It is a measure of profit generation from sales and is a comparable performance measure with other companies. This is how much we made from trade in our stores, taking account of the cost of the products sold, wages and salaries, expenses associated with running the stores, depots and head office, and the cost of depreciation of the assets used to generate the profits.		
Net cash inflow#	£165m	£24m
Net cash inflow is the cash received less cash spent during the financial period, after financing activities.		
Capital expenditure#	£2.8bn	£2.4bn
This is the cash invested in purchasing fixed assets.		
UK	£1.8bn	£1.7bn
International	£1.0bn	£0.7bn
Net borrowings and gearing#		
Net borrowings	£4.5bn‡	£3.9bn
Gearing	48%	43%
Return on Capital Employed (ROCE)	12.6%	11.5%
ROCE is calculated as profit before interest less tax divided by the average of net assets plus net debt plus dividend creditor less net assets held for sale. ROCE is a relative profit measurement that not only incorporates the funds shareholders have invested, but also funds invested by banks and other lenders, and therefore shows the productivity of the assets of the Group.		
New underlying diluted earnings per share	20.06p	17.58p
New underlying diluted earnings per share is the calculation of profit after tax and minority interest divided by the diluted weighted average number of shares in issue during the year. It is the amount which could be paid out on each share if the Company decided to distribute all its profits as dividends instead of retaining some for future expansion.		

* 52-week comparison basis (except where stated) and excluding discontinuing operation.

\# 60-week basis and excluding discontinuing operation.

† Growth on 2004 52-weeks pro forma.

‡ Excluding the first time adoption impact of IAS 32 and IAS 39, net borrowings were broadly unchanged.



Our **Value** range is proving very popular with customers across our International network.

Antalya, Turkey
We have introduced 'Every day low price' into our stores in Turkey.



	2006	2005
Total shareholder return	45.8%	108.7%
Total shareholder return is the notional return from a share and is measured as the percentage change in the share price, plus the dividend paid. This is measured over the last five years.		
Full year dividend per share	8.63p	7.56p
The growth of the dividend per share from one period to the next is important to shareholders since this represents their actual cash return, and is usually paid twice a year.		

We monitor a wide range of KPIs, both financial and non-financial. Across the Group, KPIs are set locally, with oversight from the Executive Directors, to ensure they are tailored to drive the priorities of each business. Each business operates a Steering Wheel, our balanced scorecard. This year we have rolled-out our Corporate Responsibility management system to our International operations. Each business reports quarterly on social, ethical and environmental matters alongside their Customer, Operations, Finance and People KPIs. More detail on each country follows in the 'Operations, resources and relationships' section.

The following are some KPIs for the UK operations which represent 75.7% of the Group's sales.

	2006	2005
UK market share		
Grocery market share*	20.2%	19.2%
Non-food market share	7.0%	6.5%
*This is measured as the share of all spend by all shoppers through Taylor Nelson Sofres Superpanel (Total Till Roll) data.		
Supplier viewpoint measure	94%	90%
We aim to monitor supplier relations through the Supplier Viewpoint Survey. The target is for over 90% of suppliers to view Tesco as being trustworthy, reliable, consistent, clear, helpful and fair.		
Employee retention	83%	81%
This measure shows the percentage of employees who have stayed with the business for longer than one year. It is one measure that we use to monitor employee loyalty and satisfaction and we aim to exceed 80% retention of experienced staff.		
Energy consumption	5.5%	3.9%
For 2005/06 our target was to reduce energy consumption by 5% (2004/05 – 3.6%).		


Spring!
LOSE 10LBS IN
JUST 5 WEEKS!

Our **Tescodiets** programme helps customers to plan flexible healthy meals each week.

We sold 100,000 cashmere jumpers in just two weeks.

Operations, resources and relationships

We have continued to make good progress with all four parts of our strategy:

- maintain a strong core UK business
- become a successful international retailer
- be as strong in non-food as in food
- develop retailing services

We have done this by keeping our focus on trying to improve what we do for customers. We try to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets.

International Our International businesses delivered a solid performance this year, despite challenging economic and competitive conditions in some markets. With rising customer numbers, good sales growth, growing local scale, increasing store maturity and the benefits of central distribution, performance and returns from our International operations are continuing to strengthen.

International returns are continuing to rise. On a constant currency basis, cash return on investment (CROI*) for International has increased to 11.4%, despite a high level of immature capital. Like-for-like CROI in our four largest International businesses – Thailand, Korea, Republic of Ireland and Hungary – where over 60% of our International capital is invested, is running at an average of 16%. This demonstrates that our International model is not only delivering good growth but also developing good returns as we build strong market positions and our stores mature.

A total of 238 stores, with 5.4m sq ft of selling area, were opened during the year, including 72 hypermarkets. In Asia we opened 3.1m sq ft of space and in Rest of Europe 2.3m sq ft. In Central Europe, we opened more new space than we did in the UK. These numbers included the acquisition of 12 stores in Korea from Aram-Mart, nine from Julius Meinl in Poland and eight Tanekin stores in Japan. 27 small stores were acquired from Edeka in the Czech Republic after the year end.

At the end of February, our International operations were trading from 814 stores, including 341 hypermarkets, with a total of 32.8m sq ft of selling space. Almost 56% of Group sales area is now in International. Excluding the Edeka stores, we plan to open 396 new stores in the current year, adding 6.6m sq ft of selling area.

The deal we announced in September to swap our store assets in Taiwan, plus cash, for Carrefour's hypermarkets in the Czech Republic and Slovakia has been given clearance by the competition authorities in Taiwan and the Czech Republic. A decision in Slovakia is expected soon and, assuming the combination of the four Carrefour stores with Tesco's existing network is permitted, we anticipate that the deal will be completed during the current year.

Multi-format capability is developing well across our International network. With our large destination stores now established and with first class supply chain infrastructure in place or planned for most of our main markets, a growing part of our new space is coming through our smaller formats, such as compact hypermarkets, discount supermarkets and convenience stores. Smaller formats serve the needs of customers in smaller catchment areas and they also cost less to build. For example, we now have Express stores in six countries outside the UK, with 139 stores in Thailand alone, and discount supermarkets in seven countries, including openings in the Czech Republic, Malaysia and Thailand. Of the 419 stores planned to open outside the UK this year (including the Edeka stores), 338 will be in smaller formats.

- We have now established a strong local team which has begun to accelerate our expansion programme in **China** beyond the Yangtse delta and manage the transfer of Tesco know-how and systems into the business. Hymall now trades from a portfolio of 39 hypermarkets with 12 more planned in the current year. The first store in Guangzhou has opened, the first in Beijing opens this Autumn and sites have been secured in Shenzhen. Hymall's sales have continued to grow strongly and the business made a small profit after tax and interest, of which our share was £2m.

* Cash return on investment (CROI) is measured as earnings before interest, tax, depreciation and amortisation, expressed as a percentage of net invested capital.

Our dot.com service now has over 750,000 regular customers.



We have introduced 'Would I buy it?' training to staff in Poland to ensure all of our products are of the best quality.

- In **Japan**, it was a challenging year. Sales grew but profits reduced, mainly as a result of the cost of integrating the remaining Fre'c stores in the first half and the eight Tanekin units acquired in Tokyo in October. The first trial Express format store opened three weeks ago.
- In **Korea**, Homeplus has continued to make very pleasing progress, delivering increased sales, including strong like-for-like, and excellent profit growth. During the year, we increased our selling space by 29% by opening eight new hypermarkets, including our first three compact hypers, and completing the conversion of the 12 stores we acquired in March 2005 from Aram-Mart. We are also now rolling out the Express convenience format and we have 11 such stores trading. Our organic store development programme is accelerating as planned, with a further 47 stores planned this year.
- In **Malaysia**, we moved close to break-even and we are making positive cash returns, helped by very strong sales growth, both from new space and from our existing stores. We have a good pipeline of new space to enable us to build a strong position. We opened seven new stores in the year, including our first Express store at Selayang, Selangor.
- Given the uncertainties arising from the announcement of the asset swap deal with Carrefour last September, it has been a challenging few months for the business in **Taiwan**. Sales grew strongly and although losses increased, the team has held the performance of the business together remarkably well in difficult circumstances.
- In **Thailand**, we have had another excellent year, with growth in sales, profit and returns. The successful development of new formats continues and we now have 219 stores trading across four formats, including 139 Express stores, 14 Value stores and ten new supermarkets. All the newer formats are continuing to perform well, giving us many more opportunities to develop our national store network.

In Central Europe, our strategic investments in lower prices, higher product quality and faster development of new space have contributed to strong sales and profit growth across the region. Successful regional initiatives to strengthen our business – from joint purchasing of own-brand products to the introduction of a Cherokee clothing range – have also contributed. Customer numbers are up significantly and this is driving large market share gains.

- In the **Czech Republic**, the business has delivered strong sales and profit growth despite very competitive market conditions. We have also accelerated our new store development, adding 20% to our sales area during the year, with ten openings, including eight compact hypermarkets, and one of our new '1K' supermarket format (1,000 sq m) stores.
- The more challenging economic and retail environment has held back our growth in **Hungary** but we have still made solid progress. We have strengthened our market-leading position by lowering prices, expanding our store network and developing our infrastructure. We opened 18 new stores in the year, adding 22% to our total space, including our first 30,000 sq ft compact hypermarket. A further 30 stores, representing a further 880,000 sq ft of new space, are planned for this year.
- In **Poland**, the economic background is looking better and signs of renewed consumer confidence, combined with an improving offer in our stores, have been reflected in strengthening like-for-like sales. We have made good progress with the development of our 1K, 2K and 3K store formats, with the early units trading well, giving us access to a broader range of store development opportunities.
- In the **Republic of Ireland**, we have achieved strong growth in sales and, on a pre-IFRS basis, profit as well. Under IFRSs, operating profit growth was impacted due to the inclusion of a significant property profit in the prior year results. Sales growth has benefited from strong like-for-like performance and an acceleration in the growth of our space. We opened six new stores with 111,000 sq ft of new sales area during the year, with a further eight new stores planned this year.
- Our business in **Slovakia** has delivered another very strong performance, with sales and profits significantly up on last year. Our new store programme is now supported by the growth of our compact hypermarket format. We now have 18 such stores, with five more planned this year. Our new central distribution depot at Beckov, measuring 500,000 sq ft, is fully operational and delivering significant benefits in lower costs and better product quality.

Our Value and Finest ranges enable customers to shop within their budgets


apricots
ripen at home


Cookshop

In 2005, we sold five million Value glasses. An average of one in four families bought one last year.

Operating and financial review continued

- In **Turkey**, Kipa delivered a very strong performance. Sales rose strongly and profit doubled. We now have eight hypermarkets, including three trading very successfully outside Izmir, with eight more planned for the current year. The introduction into Kipa of a new suite of IT systems called 'Tesco in a Box' to run many key functions in the business, including supply chain and replenishment, went live last year and this implementation has been the model for subsequent roll-out to Japan and China.

Core UK Business UK sales grew by 10.7% in the year, including a like-for-like increase of 7.5%. Growth in customer numbers was the main driver of our sales. Customer spend per visit (excluding Express) also rose in the year despite deflation in our stores.

We have continued to invest in the things that matter for customers:

- We have strengthened again our position as the UK's best value retailer by investing in lower prices for our customers, with price deflation of 1.8% during the year (excluding petrol).
- On-shelf availability has also improved again and is now at its highest ever level. Our measure of this, which is based on our in-store picking of tesco.com orders, shows that availability improved by a full percentage point compared with last year.
- New technology has helped our 'one-in-front' checkout queue performance to improve so that many more customers wait a shorter time to be served. A total of 1.5m customers a week, in more than 200 stores, now regularly choose to use our self-scan checkouts.
- At the same time, customers are recognising that they can also shop more easily and comfortably in clearer aisles as we introduce more shelf-ready packaging to speed replenishment of products.
- We've added 200 new Finest lines this year, over 100 new Healthy Living products, including a Kids' Healthy range, nearly 100 Wholefoods natural snack and cupboard lines as well as hundreds more standard own-brand and Value items.

Record efficiency savings of £330m were delivered this year by our Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. Most of these savings are reinvested to improve our offer for customers. This year, we have made particularly good progress with our efforts to control energy costs. Other examples include:

- We have introduced mobile display units for pre-packed bread into 400 stores, with a further 300 planned in the first half of this year. Bread is now presented better for customers, availability has improved and the replenishment of stock is quicker and easier for staff.
- New ways of managing stock in stores to increase the availability of products for customers, involving scanning gaps using hand-held computers on a regular cycle, has significantly reduced out-of-stocks and also reduced costs.

We have made further good progress with the development of new space and store formats. A total of 2.0m sq ft of new sales area was opened during the year in all formats, of which over 660,000 sq ft was in extensions to existing stores. With Extra and Express being our least mature formats and with both now delivering above-average investment returns, these are important drivers of our growth. Going forward, we are aiming to maintain our rate of growth in selling area, from a combination of extensions, principally for non-food, and new stores.

During the year, we opened another 18 Extra hypermarkets, most of them through extensions to existing stores, bringing the total to 118. Extra now represents 31% of our total sales area. The trading performance of the large Extra stores we opened in 2005 – in Bar Hill, near Cambridge; Talbot Green, Mid-Glamorgan and Slough in Berkshire, all of which have more than 100,000 sq ft of sales area, has been significantly ahead of expectations.

More customers have access to our Express convenience stores as we bring the Tesco offer and lower prices to neighbourhoods. 115 new Express stores opened during the year, bringing the overall total to over 650. A further 130 new Expresses are planned for 2006/07, as we focus on organic expansion.

On 6 April, we submitted a response to the Office of Fair Trading on its proposal to refer the grocery sector to the Competition Commission. If an inquiry goes ahead, we believe the Commission will find that competition in our industry works well and continues to deliver value, innovation and convenience to consumers.



TESCO
Collect one voucher for every £10 you spend!

30,000 members of **Tesco Sports for Schools and Clubs** – the biggest initiative of its kind.

Since the launch of **Computers for Schools** in 1992 we have given over £100 million worth of equipment to schools.



FREE
TESCO
Computers for Schools
Collect one voucher for every £10 you spend!

Non-food Against the background of subdued consumer spending in the UK, our non-food offer has again made very good progress. Sales growth, in the UK alone, was over 13% during the year with total non-food sales increasing to £6.8bn (last year £6.0bn). Volume growth was again even higher, driven by our ability to pass on lower prices to customers, funded by our growing scale and supply chain efficiency, including more direct sourcing from Asia.

UK consumers have been more cautious in their shopping behaviour for many months but they remain willing to spend on our competitively priced, good quality and well-presented merchandise. As a result, we have seen strong growth in most large non-food categories, including product groups which have seen flat or reduced overall consumer spending.

Our established categories, which benefit less from new space, grew strongly, with health and beauty sales increasing by 10% and stationery, news and magazines by 17%. Clothing sales grew well in a difficult market – up by 16% – and we saw strong market share gains by volume and value. Some product groups, to which we have been able to allocate more space in our larger Extra stores, did particularly well. For example, consumer electronics sales were up 34%, sports goods 31% and books 52%.

With only just over a quarter of UK households currently able to get to an Extra store easily, we are looking at ways to improve access for our customers to our non-food offer:

- **On-line** Following the success of tesco.com and our in-store non-food offer, we are continuing to investigate whether we could build a substantial on-line non-food business.
- **Homeplus** The performance of our first Homeplus trial non-food only store, which opened last October in Denton, Manchester, has encouraged us to extend the trial. Further trial stores will open shortly in Bristol, Southampton and Telford. These stores, which will trade from more than 30,000 sq ft sales area, will stock a wide range of non-food, similar to the assortment offered in our Extra hypermarkets.

Retailing services Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Also underpinning this element of our strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's – so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

- **tesco.com** sales continued to grow strongly – up by 31.9% in the year to almost £1bn. Profit also increased by 54.9% to £56.2m. The business now has over 750,000 regular customers, more than 200,000 orders a week and represents over 3% of UK sales. For parts of the country where Tesco has few stores or where those we have are exceptionally busy, we have developed a tesco.com-only store. The first opened in Croydon, South London in February. Only a few locations are likely to be appropriate for this format.
- In **Telecoms**, we are a product retailer and also an operator providing telecoms services to our customers. In both we now have a very competitive offer – from pay-as-you-go mobiles to home phones and we already serve over 1.5 million customers. Telecoms introduced many new services during the year, which are now available in 350 stores, including a range of pay-monthly mobiles on-line and Tesco internet phone. We opened our first dedicated Telecoms centre (inside our Slough Extra) during the year.
- **Tesco Personal Finance** (TPF) has delivered a good performance in a difficult financial services market. On a pre-IFRS basis, total operating profit increased slightly to £205m, of which our share is £103m. Net of interest and tax, and the other reporting changes required by IFRSs, profit reduced to £139m (last year £142m) of which our share is £70m. After a flat first half, in which market conditions in two of TPF's core markets – credit cards and motor insurance – were challenging, TPF saw a stronger second half performance. TPF is providing excellent and growing returns in only its eighth year of operation. Over the last two years, a total of £86m of surplus capital, representing over 37% of the original investment in the joint venture, has been returned to Tesco through two cash dividend payments. This has reduced Tesco's net investment in the joint venture to £141m. TPF now have over 5m customer accounts, of which 1.8m are credit cards and 1.4m are motor insurance policies. Customer numbers are up over 200,000 on last year.




TESCO
NATURALLY GOOD FOOD...
King prawn masala with long grain & wild rice

Operating and financial review continued

Resources and relationships

Customers Our customers have told us what they want from an 'Every little helps' shopping trip and this year 12,000 of them attended our Customer Question Time to offer ideas on how we can improve. Clubcard also helps us to understand what our customers want, whilst allowing us to thank them for shopping with us – this year we gave away over £320m in Clubcard vouchers.

We don't always get it right but we try to make their shopping trip as easy as possible, reduce prices where we can to help them spend less and give them the convenience of shopping when and where they want – in small stores, large stores or on-line.

Employees With over 389,000 staff in 12 countries, we play an important role in creating employment, fostering skills and generating economic development.

Our people are our most important asset. Looking after our staff so that they can look after our customers is one of the core values of the business. We are committed to providing market-leading working conditions for our staff and we encourage our suppliers to do the same.

In the UK, we offer our staff a market-leading package of pay and benefits.

Employee Share Schemes Over 165,000 of our people have a personal stake in Tesco. Our Shares in Success and Save as You Earn schemes resulted in our people receiving benefits of £181m this year.

Training and Development We are committed to developing our people to bring out the best in everyone and do what we can to enable all our people to reach their potential. All our staff have access to training programmes and personal development planning to ensure that they have the right skills to do their job.

Diversity We try to ensure that at all times and in every aspect of employment, including recruitment, training, and development, everyone receives the same treatment, regardless of factors such as gender, age, colour, creed, race, ethnic origin, disability, marital status, religion or belief, trade union membership or sexual preference and orientation.

Suppliers To be a successful, sustainable business we have to ensure that our drive to bring cheaper prices is achieved without compromising our standards, reducing quality, damaging the environment or harming the suppliers and workers who produce the goods we sell. So we take a partnership approach to working with suppliers – sharing our knowledge and listening to suppliers' feedback. This includes providing technical expertise, advice and insight into customer trends and making regular payment, on time.

We are one of four signatories to the UK Government's statutory Supermarkets Code of Practice. Since the Code's introduction we have run tailored training for all Tesco buyers to promote understanding and compliance. If problems do arise in supplier relationships we aim to air and resolve them through constructive discussion. To aid this process we appointed a Code Compliance Officer to hear formal complaints, confidentially if requested, and we hope that our annual Supplier Viewpoint Survey encourages suppliers to give us more feedback on our relationships. Our target is for feedback to show that at least 90% of our suppliers view Tesco as being trustworthy, reliable, consistent, clear, helpful and fair.

We carry out ethical audits and target ourselves to cover 100% of our high risk own brand suppliers and ensure all commercial teams have received training on supply chain labour standards.

Corporate responsibility As a responsible Company, Tesco works hard to bring real benefits to the communities we serve, the environment and the economy. This is recognised through our inclusion in the FTSE4Good and Dow Jones Sustainability indices.

Our fundraising efforts have again delivered great results. Each year we contribute the equivalent of at least 1% of our pre-tax profits to charities and good causes and a total of £41m was given during 2005/06 in donations, staff time and gifts in kind. Our Charity of the Year was Age Concern, for which staff and customers raised £2m.

Environment We are committed to playing our part in tackling climate change by reducing our energy use and emissions from our distribution fleet. In 2005/06, we reduced our energy use per square foot by 15% which has saved 59,000 tonnes of carbon dioxide emissions.

Against a baseline of 2000, we want to cut the average energy use in our buildings (KwH/sq ft) in half by 2010, delivering a huge reduction in carbon emissions. We built our first model energy efficient store in Diss, UK, in 2005. The store uses 20% less energy than comparable stores by using clear roof sections to maximise natural light, wind turbines power the tills and cold


TESCO extra

We aim to offer our customers the convenience of either large or small stores.

One in ten women in the UK buy Tesco makeup.


EYESHADOW


EYESHADOW

air from chilled areas is re-used for air conditioning. Our second model energy efficient store has now opened in Swansea.

Our investments will also include further recycling initiatives to make recycling easy and attractive for customers. In 2005, we recycled 71% of all store waste, saving nearly 27,000 tonnes from landfill. We invested over £600,000 in new automated recycling machines for customers at our stores in Winchester, Havant, Portsmouth, Southampton, Andover and Royston and we plan to install these at many more stores. We believe this will enable us to double the amount our customers bring for recycling and this additional material would account for around 10% of the total additional tonnage needed to meet the UK's EU packaging recycling targets by 2008.

We have set up a £100m fund within our business to be used for innovation in sustainable environmental technology. We will be installing wind turbines at some of our new stores, alongside solar energy technology, geothermal power, combined heat and power and trigeneration. We will also be trialling gasification, a revolutionary technology to turn waste into clean, sustainable power.

Community We continue to play an active role in regeneration, encouraging inward investment and creating rewarding jobs and careers in our most deprived areas. Over the last seven years we have completed 14 Regeneration Partnership Schemes creating 3,500 jobs and helping 2,200 long-term unemployed people back into work. In 2005/06 we completed two such schemes in Manchester and Leicester. To attract and retain the best workforce we offer training and development to help people achieve their full potential. In 2004, we launched our Apprenticeship in Retail scheme with just 16 staff taking part from three stores, this year 445 general assistants from 92 stores will attain their apprenticeships and GCSE equivalent qualifications in English and Maths.

People tell us they want us to use our size and reach to be a force for good in society. To help us meet this challenge we have decided that from 2006 we will operate a new Community Plan. This will be part of our Steering Wheel, setting out objectives that the business will deliver. It will ensure we provide the right resources, energy and focus to meet the expectations of our customers and other stakeholders in this area. The key objectives are:

- to be a good neighbour; and
- to be responsible, fair and honest in the way we do business.

Risks and uncertainties

Risk is an accepted part of doing business. The real challenge for any business is to identify the principal risks and to develop and monitor appropriate controls. A successful risk management process balances risks and rewards and relies on a sound judgement of their likelihood and consequence.

The Tesco Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. Our process for identifying and managing risks is set out in more detail on page 22 of the Corporate Governance Statement in this Annual Report. The key risks and mitigating factors are set out below.

Business strategy If our strategy follows the wrong direction or is not efficiently communicated then the business may suffer.

We need to understand and properly manage strategic risk in order to deliver long-term growth for the benefit of all our stakeholders. Our strategy is based on a four-part strategy: to grow the core UK business, to become a successful international retailer, to be as strong in non-food as in food and to develop retailing services. Pursuit of this four-part strategy has allowed the business to diversify. At a strategic level diversification and pursuit of growth in emerging markets has the effect of reducing overall risk by avoiding reliance on a small number of business areas. However, by its very nature, diversification also introduces new risks to be managed in areas of the business that are less mature and fully understood.

To ensure the Group continues to pursue the right strategy, these aspects are reviewed on a continuous basis. We also have structured programmes for engaging with all our stakeholders including customers, employees, investors, suppliers, government, the media and non-governmental organisations. We also invest significant resources in ensuring our strategy is communicated well and understood by the parties who are key to delivering it. The business utilises a Steering Wheel approach in all our countries and significant business units, such as tesco.com, to help manage performance and deliver business strategy.

Financial strategy and Group treasury risk The main financial risks of the Group relate to the availability of funds to meet business needs, the risk of default by counter-parties to financial transactions, and fluctuations in interest and foreign exchange rates.

The Treasury function is mandated by the Board to manage the financial risks that arise in relation to underlying business

In 2005, we launched over 500 new lines in the Tesco brand range – Malaysia.


TESCO
TESCO
choice
TESCO
choice

Book sales on-line were over £4.5m last year.


Reichs
LABYRINTH

needs. The function has clear policies and operating parameters, and its activities are routinely reviewed and audited. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

Operational threats and performance risk in UK business The UK operation still constitutes a substantial part of the Group's profit generation so under-performance in the UK is a bigger risk than elsewhere. Like all retail businesses our business is susceptible to economic downturn that could affect consumer spending.

We aim to deliver what customers want better than our competitors by understanding and responding to their behaviour. All of our business units have stretching targets based on the Steering Wheel and the performance of all business units is monitored continually and reported monthly to the Board.

Our aim is to ensure an excellent understanding of customer behaviour through our customer insight team. This helps us have broad appeal to all customers in our different markets, minimising the impact of changes to the economic climate.

Competition The retail industry is highly competitive. The Group competes with a wide variety of retailers of varying sizes, and faces increased competition from UK retailers as well as international operators, here and overseas. Failure to compete with competitors on areas including price, product range, quality and service could have an adverse effect on the Group's financial results.

We aim to have a broad appeal in price, range and store format in a way that allows us to compete in different markets. We track performance against a range of measures that customers tell us are critical to their shopping trip experience. We constantly monitor customer perceptions of ourselves and our competitors to ensure we can respond quickly if we need to.

People capabilities Our greatest asset is our employees. It is critical to our success to attract, retain and motivate the best people with the right capabilities at all levels of operations. We consider our people policies regularly and are committed to investing in training and development and incentives for our people such as profit-sharing. Our 'Talent Planning' process helps individuals achieve their full potential. We also carry out succession planning to ensure that the needs of the business going forward are considered and provided for.

We have a well-established partnership with the Union of Shop Distributive and Allied Workers (USDAW) in the UK and build relationships with trade unions in our International operations. There are clear processes for understanding and responding to employees needs through our People Management Group, staff surveys, regular performance reviews and regular communication of business developments.

Reputational risk As the largest retailer in the UK, expectations of the Group are high. Failure to protect the Group's reputation and brand could lead to a loss of trust and confidence. This could result in a decline in the customer base and affect the ability to recruit and retain good people.

Like other companies we must consider potential threats to our reputation and the consequences of reputational damage. Emotional loyalty to the Tesco brand has helped us diversify into new areas like retail services and non-food and we recognise the commercial imperative to do the right thing for all our stakeholders and avoid the loss of such loyalty.

We monitor this through independent surveys and our community schemes such as Computers for Schools and Charity of the Year contribute to society more broadly. The Tesco Values are embedded in the way we do business at every level and our Code of Ethics guides our behaviour in our dealings with customers, employees and suppliers. We engage with stakeholders in every sphere to take into account their views and we try to ensure our strategy reflects them. We have high level committees including the Corporate Responsibility Committee and Compliance Committee to help guide and monitor our policies.

Environmental risks We develop environmental policy through engaging with key stakeholders and experts in this field to achieve sustainable growth, minimise our environmental impacts and be a good neighbour. Policy is reviewed regularly by the Compliance Committee and Corporate Responsibility Committee. We recognise the opportunities for both environmental improvement and competitive advantage through energy savings and store design, transportation efficiency, waste management and recycling. We look for continuous improvement through



In South Korea we launched the **MeliMelo** children's clothing brand.

We offer 130 chart DVDs in-store with a full range of 32,000 on-line.


Chart CDs
£9.77
£13.97

innovations and better ways to help customers act responsibly towards the environment.

Product safety The safety and quality of our products is of paramount importance to Tesco as well as being essential for maintaining customer trust and confidence. A breach in confidence could affect the size of our customer base and hence our financial results.

Tesco has detailed and established procedures for ensuring product integrity at all times, especially for our own label products. There are strict product safety processes and regular management reports. We work in partnership with suppliers to ensure mutual understanding of the standards required. The business also monitors developments in areas such as health, safety and nutrition in order to respond appropriately to changing customer trends and new legislation. We have clear processes for crisis management, pulling together expert teams should we need to respond quickly on issues.

Ethical risks in the supply chain We do business with a large number of own-brand suppliers in over 90 countries and the supply chain is made of complex relationships – from individual farmers and growers through to processors, manufacturers and distributors. There is a risk that any part of the supply chain might not adhere with the Group's high ethical standards, which are set out on our website.

To minimise this risk we have a partnership approach to working with suppliers, providing a certain and growing market for their products, regular payments and payments on time, and our commitment to sharing our understanding of customers and changing consumer behaviour. We also have a programme of risk assessment and internal and external auditing of suppliers on ethical issues to complement our compliance work on product safety, quality and capability.

Fraud and compliance As the business grows in size and geographical spread, the risk of occurrence of fraudulent behaviour of its employees increases. While the vast majority of our staff are completely honest, there remains the potential for financial crimes at all levels of the business from shop-floor to senior management. The Group takes extensive steps to reduce this risk. Accounting procedures at all levels are clearly set out and audited across the business to reduce the risk of fraud. The Group gives clear guidance on behaviour to employees through the Values and the Code of Ethics. The Internal Audit department undertakes detailed investigations into all areas of the business and highlights to the Audit Committee its findings. The Compliance Committee formulates and monitors the implementation of, and compliance with, appropriate policies on key areas of ethical behaviour, including fraud.

IT systems and infrastructure The business is dependent on efficient Information Technology (IT) systems. Any significant failure in the IT processes of our retail operations (e.g. barcode scanning or supply chain logistics) would impact our ability to trade. We recognise the essential role that IT plays across the Group in allowing us to trade efficiently and that we can also achieve commercial advantage through implementing IT innovations that improve the shopping trip for customers and make life easier for employees. We have extensive controls in place to maintain the integrity and efficiency of our IT infrastructure and we share world-class systems across our International operations to ensure consistency of delivery.

Regulatory and political environment We are subject to a wide variety of regulations in the different countries in which we operate because of the diverse nature of our business. Tesco is subject to regulatory changes in key areas such as changes in planning laws, trading hours and tax rules and to scrutiny by the competition authorities. We consider these uncertainties in the external environment when developing strategy and reviewing performance. We remain vigilant to future changes in the UK and abroad. As part of our day-to-day operations we engage with governmental and non-governmental organisations to ensure the views of our customers and employees are represented and try to anticipate and contribute to important changes in public policy.

Activism and terrorism A major incident or terrorist event incapacitating management, systems or stores could impact on the Group's ability to trade. In addition to excellent contingency plans we have security systems and processes that reflect best practice.

Pension risks The Group's pension arrangements are an important part of our employees' overall benefits package, especially in the UK. We see them as a strong contributor to our ability to attract and retain good people, our Group's greatest asset.

The Tesco PLC Pension Scheme is a defined benefit scheme with around 150,000 members and about 15,000 pensioners.


TESCO
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MR CAREY MCEVOY
TESCO
CLUBCARD
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VISA

We have launched a new **Tesco Bonus credit card and Tesco Clubcard credit card.**

We treat our suppliers the way we like to be treated and make sure we are fair, honest and responsible.



Operating and financial review continued

During the year ended 25 February 2006, the Trustee board was chaired by Mr R S Ager and comprised nine directors including the three nominated by members. Management of the assets is delegated to a number of independent fund managers who have discretion to invest in Tesco PLC subject to certain restrictions.

The Company has considered its pension risks and has taken action by increasing contributions and by the Trustee reducing risk in its investment strategy. The Group paid in a special contribution of £200m in February 2005 and, since the results of the 2005 Trustee's Valuation (the valuation that is used to set the contribution rate, details of which are included on page 5), the rates of the Company's and employees' contributions have increased. These increases recognise the higher cost of providing pensions, partly as a result of the improvement in life expectancy.

Joint venture governance and partnerships As we continue to enter into new partnerships and grow existing joint ventures the risk inherent in managing these partnerships increases. It is more difficult to guarantee the achievement of joint goals and we rely on partners' reputations. We choose partners with good reputations and set out joint goals and clear contractual arrangements from the outset. We monitor performance and governance of our joint ventures and partnerships.

Financial review

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default by counter-parties to financial transactions, and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The Balance Sheet position at 25 February 2006 is representative of the position throughout the year.

Funding and liquidity The Group finances its operations by a combination of retained profits, long and medium-term debt, capital market issues, commercial paper, bank borrowings and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities, and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit rating remained stable during the year. Tesco Group is rated A1 by Moody's and A+ by Standard and Poor's. New funding of £529m was arranged during the year, including a net £484m from property joint ventures and £45m from medium-term notes (MTNs). We renewed our €10bn MTN programme on 28 February 2006. At the year end, net debt was £4.5bn (last year £3.9bn) and the average debt maturity was six years (last year eight years).

Interest rate risk management The objective is to limit our exposure to increases in interest rates while retaining the opportunity to benefit from interest rate reductions. Forward rate agreements, interest rate swaps, caps and collars are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap a minimum of 40% of actual and projected debt interest costs. At the year end, £1.5bn of debt was in fixed rate form (last year £2.6bn) with a further £0.9bn of debt capped or collared, therefore 53% (2005 – 87%) of net debt is fixed, capped or collared. Fixed rate debt includes £472m of funding linked to the Retail Price Index (2005 – £454m).

This debt reduces interest risk by diversifying our funding portfolio. The remaining balance of our debt is in floating rate form.

The average rate of interest paid on a historic cost basis during the year was 5.2% (last year 5.4%).

Foreign currency risk management Our principal objective is to reduce the effect of exchange rate volatility on short-term profits. Transactional currency exposures that could significantly impact the Income Statement are hedged, typically using forward purchases or sales of foreign currencies and currency options. At the year end, forward foreign currency transactions equivalent to £548m were outstanding (2005 – £479m) as detailed in note 20.



We launched Tesco **On-line Photo Centre** last year, available through tesco.com

Customers can buy everything under one roof in our Extra stores.



We hedge the majority of our investments in our international subsidiaries via foreign exchange transactions in matching currencies. Our objective is to maintain a low cost of borrowing and hedge against material movements in our Balance Sheet value. During the year, currency movements increased the net value of the Group's overseas assets by £27m (last year £19m). We translate overseas profits at average exchange rates which we do not currently seek to hedge.

Credit risk The objective is to reduce the risk of loss arising from default by parties to financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

Tesco Personal Finance (TPF) TPF lending is predominantly to individuals through its credit card and unsecured personal loan products. TPF has also developed a significant insurance business, with motor insurance a major component. TPF risk is managed by observing and adopting industry best practices and drawing upon the expertise and systems of the Royal Bank of Scotland Group, including its subsidiary Direct Line. All policies pertaining to risk within TPF are subject to the governance procedures of the Royal Bank of Scotland Group and ratified by the TPF Board, which has representation from both Tesco and the Royal Bank of Scotland Group. This has delivered a portfolio of products with strong asset quality. This asset quality is maintained through proactive risk management, both at the time of acquisition and ongoing account maintenance.

The Tesco Group would support its 50% share of any further funding TPF might require to sustain liquidity ratios. However, we believe that provisions for bad debts and insurance losses (supported by re-insurance of significant risks) are at prudent levels.

Insurance We purchased Assets, Earnings and Combined Liability protection from the open insurance market at 'catastrophe' level only. The risk not transferred to the insurance market is retained within the business by using our captive insurance companies, Tesco Insurance Limited in Guernsey and Valiant Insurance Company Limited in the Republic of Ireland. Tesco Insurance Limited covers Assets and Earnings, while Valiant Insurance Limited covers Combined Liability.

Statement of compliance

This review has been prepared in accordance with the Directors' Report Business Review Requirements in section 234ZZB of the Companies Act 1985. It also incorporates much of the guidance set out in the Accounting Standards Board's Reporting Statement on the Operating and Financial Review.

The OFR's intent is to provide information to shareholders and should not be relied on by any other party or for any other purpose.

Where this review contains forward-looking statements, these are made by the Directors in good faith based on the information available to them at the time of their approval of this report. These statements should be treated with caution due to the inherent uncertainties underlying any such forward-looking information.

Other information

Additional financial and non-financial information, including press releases and year end presentations, can be accessed on our website, www.tesco.com/corporate and also in our Corporate Responsibility Review 2006.

Directors' report

The Directors present their annual report to shareholders on the affairs of the Group and Company, together with the audited financial statements of the Group and the audited financial statements of the Company for the year ended 25 February 2006.

Principal activity and business review

The principal activity of the Group is retailing and associated activities in the UK, the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia, Turkey, Thailand, South Korea, Taiwan, Malaysia, Japan and China. A review of the business is contained in the Annual Review and Summary Financial Statement 2006 which is published separately and, together with this document, comprises the full Tesco PLC Annual Report and Financial Statements.

Group results

Group revenue rose by £5,588m to £39,454m, representing an increase of 16.5%.

Group profit before tax increased by £341m, to £2,235m. Profit for the year was £1,576m, of which £1,570m was attributable to equity holders of the parent.

Dividends

The Directors recommend the payment of a final dividend of 6.10p per ordinary share, to be paid on 14 July 2006 to members on the Register at the close of business on 5 May 2006. Together with the interim dividend of 2.53p per ordinary share paid in December 2005, the total dividend for the year will be 8.63p compared with 7.56p for the previous year, an increase of 14.2%.

Fixed assets

Capital expenditure amounted to £2,802m compared with £2,450m the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the carrying value of £13,748m included in these financial statements. In the year we received £484m from our new property joint ventures with Consensus and Morley.

Share capital

The authorised and called-up share capital of the Company, together with details of the shares allotted during the year, are shown in note 24 of the financial statements. Details of treasury shares held by Tesco PLC are shown in note 25 of the financial statements.

Company's shareholders

The Company has been notified that as at the date of this report FMR Corporation/Fidelity International held 5.02% of the issued share capital of the Company.

Except for the above, the Company is not aware of any ordinary shareholders with interests of 3% or more in the issued share capital of the Company.

Directors and their interests

The names and biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2006.

Mr C L Allen, Mr R Brasher, Mr P A Clarke and Mr A T Higginson retire from the Board by rotation and, being eligible, offer themselves for re-election.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the Directors' remuneration report set out on pages 25 to 38.

At no time during the year did any of the Directors have a material interest in any significant contract with the Company or any of its subsidiaries.

A qualifying third party indemnity provision as defined in Section 309B(1) of the Companies Act 1985 (as amended) is in force for the benefit of each of the Directors and the Company Secretary (who is also a Director of certain subsidiaries of the Company) and remains in force for Mr G F Pimlott who retired as a Non-executive Director in the year ended 25 February 2006.

Employment policies

The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to the success of Tesco.

A key business priority is to deliver an 'Every little helps' shopping experience for customers. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of factors such as gender, marital status, race, age, sexual preference and orientation, colour, creed, ethnic origin, religion or belief, or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a UK staff magazine called 'one team' and the equivalents in our overseas businesses, videos and staff briefing sessions.

Staff opinions are frequently researched through surveys and store visits. We work to deliver 'Every little helps' for all our people across the Group.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme (Shares-in-Success), the savings-related share option scheme (Save-As-You-Earn) and the partnership share plan (Buy-As-You-Earn).

Political and charitable donations

Cash donations to charities amounted to £15,047,768 (2005 – £4,576,210). Contributions to community projects including gifts-in-kind, staff time and management costs, amounted to £41,768,741 (2005 – £21,762,931).

There were no political donations (2005 – nil). During the year the Group made contributions of £54,219 (2005 – £40,929) in the form of sponsorship for political events: Labour Party – £13,278; Conservative Party – £7,076; Liberal Democrat Party – £6,286; Fianna Fáil – £2,033; Fine Gael – £341; Progressive Democrats – £205; USDAW – £25,000.

Supplier payment policy

Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors in its Balance Sheet. The Group pays its creditors on a pay on time basis which varies according to the type of product and territory in which the suppliers operate.

Going concern

The Directors consider that the Group and the Company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts, the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the Company and the Group will be proposed at the Annual General Meeting.

Annual General Meeting

A separate circular accompanying the Annual Review and Summary Financial Statement 2006 explains the special business to be considered at the Annual General Meeting on 7 July 2006.

By Order of the Board
Miss Lucy Neville-Rolfe
Company Secretary
24 April 2006

Tesco PLC
Registered Number: 445790

Corporate governance

Directors' report on corporate governance

Tesco PLC is committed to the highest standards of corporate governance. We recognise that good governance helps the business to deliver our strategy, generate shareholder value and safeguard their long-term interests. We believe that the revised Combined Code provides a useful guide from which to review corporate governance within the Group. This statement describes the Board's approach to corporate governance.

Board composition and independence

As at 25 February 2006, the Board of Tesco PLC comprised six Executive Directors, seven independent Non-executive Directors and Mr D E Reid, Non-executive Chairman. Mr R F Chase is Deputy Chairman and Senior Independent Non-executive Director. Ms C McCall joined the Board during the financial year ended 25 February 2006 and her appointment was approved by shareholders at the AGM in June 2005.

Both Mr C L Allen and Dr H Einsmann have served on the Board for more than two three-year terms. The Chairman conducted a rigorous review with each Director to assess their independence and contributions to the Board and confirmed that they both continue to be effective independent Non-executive Directors. Mr C L Allen brings experience as a CEO with knowledge of the media industry and the recent Remuneration Committee review confirmed the quality of his leadership as Chairman. Through his wealth of business experience, Dr H Einsmann contributes a different dimension to the Board and he also provides coaching for directors overseas.

The Chairman has primary responsibility for running the Board. The Chief Executive, Sir Terry Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions.

The Board requires all Non-executive Directors to be independent in their judgement. The structure of the Board and the integrity of the individual Directors ensure that no one individual or group dominates the decision-making process.

Biographies for the Board Directors can be found on pages 40-41 of the Annual Review and Summary Financial Statement 2006.

Board responsibilities

The Board meets eight times a year and annually devotes two days to a conference with senior executives on performance and longer-term planning, giving consideration both to the opportunities and risks of future strategy. The Board has set out clearly the Schedule of Matters Reserved for Board Decision in order to ensure overall control of the Group's affairs. These include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management, Group governance policies and succession plans for senior executives.

All Directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in conducting their duties. The Company provided insurance cover and indemnities for its Directors and officers this year.

New Directors receive a personalised induction programme designed to develop their knowledge and understanding of the Group. On appointment the Director will liaise with the Company Secretary and Chairman to ensure the programme is appropriately tailored to their experience, background and particular areas of focus. It usually includes an overview of the business model, Board processes, one-to-one meetings with the Executive team and briefings with senior managers, an introduction to Board Committees that the new appointee will serve on, a briefing on social, ethical and environmental (SEE) issues for the business, and site visits at home and abroad. The need for Director training is regularly assessed by the Board.

Board processes

The Board governs through clearly identified Board Committees to which we delegate powers. These are the Executive Committee, Audit Committee, Remuneration Committee and Nominations Committee. They are properly authorised under the constitution of the Company to take decisions and act on behalf of the Board within the guidelines and delegations laid down by the Board. The Board is kept fully informed of the work of these Committees. Any issues requiring resolution will be referred to the full Board.
A summary of the operations of these Committees is set out below. The three statutory Committees (Audit, Remuneration and Nominations) are underpinned by their Non-executive Director membership providing independent insight to governance. Copies of each of the Committee's Terms of Reference are available on the website www.tesco.com/corporate or at the AGM.

Executive Committee The Board delegates responsibility for determining and implementing the strategic plan and for management of the Group to the Executive Committee. This Committee meets formally every week and its decisions are communicated throughout the Group on a regular basis. The Executive Committee is chaired by the Chief Executive and comprises the Executive Directors and Ms L Neville-Rolfe, the Company Secretary. It has authority for decision making in all areas except those set out in the Schedule of Matters Reserved for Board Decision. The Executive Committee is responsible for implementing Group strategy and policy, for monitoring the performance of the business and reporting on these matters in full to the Board.

The Executive Committee has also set up further operational groups or boards aimed at seeing through the key elements of the strategic plan and managing the UK and International operations, joint ventures, property acquisitions, finance, funding and people management. These groups are heavily populated with Executive Directors and senior management from relevant functions.

Nominations Committee In the light of assessment of Board capability, the Nominations Committee leads the process for Board appointments, re-election and succession of Directors and the Chairman. The Committee is chaired by Mr D E Reid and its members during the year were Mr C L Allen, Mr R F Chase, Mrs K R Cook, Mr E M Davies, Dr H Einsmann, Mr K J Hydon and Sir Terry Leahy. Where matters discussed relate to the Chairman, the Senior Independent Non-executive Director chairs the meeting. The Nominations Committee met once in the year ended 25 February 2006 to discuss the ongoing shape and capability of the Board. Following Graham Pimlott's retirement some minor changes were made to Committee membership. Mrs K R Cook resigned from the Audit Committee to join the Remuneration Committee and Ms C M McCall joined the Audit Committee. The most recent additions to the Board have made good progress with their induction programmes and the other Non-executive Directors continue to invest time in developing their understanding of the business.

All Directors have to submit themselves for re-election at least every three years if they wish to continue serving and are considered by the Board to be eligible. New Directors will be submitted for election by shareholders in their first year.

Remuneration Committee The Remuneration Committee's role is to determine and recommend to the Board the remuneration policy for the Executive Directors. It monitors the level and structure of remuneration for senior management and seeks to ensure that the levels and structure of remuneration is designed to attract, retain and motivate the Executive Directors needed to run the Company. Mr C L Allen chairs the Committee, which is composed entirely of independent Non-executive Directors. Committee members for the full year were Mr R F Chase, Mr E M Davies and Dr H Einsmann. Mrs K R Cook joined the Committee in September 2005. The responsibilities of the Remuneration Committee and an explanation of how it applies the Directors' remuneration principles of the Combined Code, are set out in the Directors' remuneration report on pages 25 to 38.

Audit Committee The Audit Committee's primary responsibilities are to review the financial statements, to review the internal control systems including risk management, to review the programme of Internal Audit, to consider the appointment of the external auditors and their independence and to review the Committee's own effectiveness. The annual schedule also includes a review of Protector Line, the Company's 'whistle-blowing' procedure.

Mr K J Hydon, who has recent and relevant financial experience, chairs the Committee. The other Committee members for the full financial year were Mr R F Chase and Mr E M Davies. Mrs K R Cook resigned from the Audit Committee to join the Remuneration Committee and was replaced by Ms C McCall in September 2005. The Committee consists entirely of independent Non-executive Directors. At the invitation of the Committee, the Chairman of the Board, the Finance Director, the Company Secretary, the Head of Internal Audit and representatives of the external auditors normally attend meetings. The Committee meets privately with the external auditors at least once a year.

The Audit Committee's Terms of Reference are reviewed annually and represent current best practice. This year the Committee met four times. To facilitate the members' understanding of the Group's international affairs, a special meeting was held in Asia in 2005. The need for training is kept under review and is formally considered by the Committee annually. In 2005, the Committee set aside a full day to up-skill the whole Board on topics such as changing regulation, corporate governance, fraud and auditor ethical standards. Training is also provided to meet specific individual needs.

Board performance evaluation The Board regularly reviews its own performance. In 2005 the Chairman led a thorough independent review of the performance of the Board and its key Committees. The review concluded that the Board is highly effective and that there had been significant improvements in the Board's culture, dynamics and administrative processes during the year. Good progress has been made in implementing the recommendations of this review and the Board agreed to conduct an in-house review for the year ended 25 February 2006. The Chairman, assisted by the Company Secretary, met with each of the Directors individually. The Directors again found this to be an open, constructive and useful process and the review found the Board to be highly effective.

The Chief Executive reviews the performance of each Executive Director. The Chairman reviews the performance of the Chief Executive and each Non-executive Director. During the year, the Chairman met with the Non-executive Directors without the Executive Directors present to discuss Board issues and how to build the best possible team. The Senior Independent Non-executive Director, Mr R F Chase, met with the Non-executive Directors in the absence of the Chairman, to assess the Chairman's effectiveness.

The Board scheduled eight meetings in the year ended 25 February 2006 and ad hoc meetings were convened to deal with urgent matters. The following table shows the attendance of Directors at regular Board meetings and of members at the Audit, Nominations and Remuneration Committees during the year.

Members attendance during the year ended 25 February 2006	Board meetings	Nominations Committee	Remuneration Committee	Audit Committee
Number of meetings held	8	1	5	4
Non-executive Directors				
Mr D E Reid (Chairman)	8	1	N/A	N/A
Mr C L Allen	7	1	5	N/A
Mr R F Chase (Senior Independent)	8	1	5	4
Mrs K R Cook[1]	8	1	2	–
Mr E M Davies	8	1	5	3
Dr H Einsmann	8	1	4	N/A
Mr K J Hydon	8	1	N/A	4
Ms C McCall[2]	7	1	N/A	1
Executive Directors				
Sir Terry Leahy	8	1	N/A	N/A
Mr R Brasher	8	N/A	N/A	N/A
Mr P A Clarke	8	N/A	N/A	N/A
Mr A T Higginson	8	N/A	N/A	N/A
Mr T J R Mason	8	N/A	N/A	N/A
Mr D T Potts	8	N/A	N/A	N/A

Notes:
'N/A' indicates the Director is not a member of the Committee. Directors leave the meeting where matters relating to them are being discussed. It is expected that all Directors attend Board and Committee meetings unless they are prevented from doing so by prior commitments and all Directors attend the AGM.
[1] Mrs K R Cook resigned from the Audit Committee in September 2005 and was appointed to the Remuneration Committee in October 2005.
[2] Ms C McCall joined the Audit Committee in September 2005.

Risk management and internal control

Accountabilities Accepting that risk is an inherent part of doing business, our risk management system is designed to both encourage entrepreneurial spirit whilst also providing assurance that risk is understood and managed. In terms of broad accountabilities, the Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. Executive management is responsible for defining and maintaining the necessary control systems. The role of Internal Audit is to monitor the overall system and report on its effectiveness.

Background The Group has a five-year rolling business plan to support the delivery of the Company's strategy of long-term growth in returns for shareholders.

Every business unit and support function derives its objectives from the five-year plan and these are cascaded to managers and staff by way of personal objectives. Key to delivering effective risk management is ensuring our people have a good understanding of the Group's strategy and our policies, procedures, values and expected performance. We have a structured internal communications programme that provides employees with a clear definition of the Group's purpose, goals and accountabilities, and the scope of permitted activities for each unit, line managers and individuals. This ensures that all our people understand what is expected of them and that decision-making takes place at the appropriate level.

We recognise that our people may face ethical dilemmas in the normal course of business so we provide clear guidance based on the Tesco Values. The Values set out the standards that we wish to uphold in how we treat people. These are supported by the Code of Ethics which offers guidance on relationships between the Group and its employees, suppliers and contractors. The Company is a signatory to the DTI Code of Conduct and met its obligations for implementing the Code.

We operate a balanced scorecard approach that is known within the Group as our Steering Wheel. This unites the Group's resources around our customers, people, operations, communities and finance. This enables the business to be operated and monitored on a balanced basis with due regard for all stakeholders.

Risk management The Board maintains a Key Risk Register which we review formally twice a year. The register is populated with risks identified through discussions principally between the Head of Internal Audit and the Board of Directors although the views of senior management are also invited. Collectively the Board conduct an assessment of risk severity, considering impact and likelihood and the adequacy of mitigating measures taken by the business. A balanced approach allows the degree of controllability to be taken into account when we consider the effectiveness of mitigation, recognising that some necessary activities carry inherent risk. Our risk management process recognises that there are opportunities to improve the business to be built into our future plans.

Our key risks are set out on pages 13 to 16 of the Operating and financial review.

This process is cascaded through the Group with every International CEO and local Board conducting and maintaining their own risk register and assessing their own control systems. The same process also applies functionally in those parts of the Group requiring greater overview. For example, its terms of reference require the Audit Committee to oversee the Finance Risk Register. A further example is that of the Corporate Responsibility Risk Register which specifically considers social, ethical and environmental (SEE) risks. Oversight of these risks is the responsibility of the Corporate Responsibility Committee. The Board incorporates SEE risks on the Key Risk Register where they are considered material or appropriate.

With reference to the ABI guidelines on social responsibility, we confirm that the Board takes regular account of the significance of SEE matters. We recognise that certain stakeholders take a keen interest in how companies manage SEE matters and so we report more detail on our policies and Key Performance Indicators (KPIs) in our Annual Corporate Responsibility Review and on our website (www.tesco.com/corporate). To provide further assurance, the Corporate Responsibility KPIs are audited on a regular basis by Internal Audit.

Internal controls Accountability for managing risk at an operational level sits with management. We have a Group-wide process for establishing clearly the risks and responsibilities assigned to each level of management and the expected controls required to be operated and monitored.

The CEOs of subsidiary businesses are required to certify by way of annual statements of assurance that the Board's governance policies have been adopted in practice and in spirit. For certain joint ventures, the Board places reliance upon the systems of internal control operating within our partners' infrastructure and the obligations upon partners' Boards relating to the effectiveness of their own systems.

Monitoring The Board oversees the monitoring system and has set specific responsibilities for itself and Board or Executive Committees as set out below. The Audit, Finance, Compliance and Corporate Responsibility Committees' reports are distributed to the Board and a formal discussion on each is held at least once a year. These all provide assurance that the Group is operating legally, ethically and in accordance with approved financial and operational policies. We continue to review how the Turnbull Guidance has been applied. In addition, internal and external audit play key roles in the monitoring process.

- **Audit Committee** Annually, the Audit Committee reports to the Board on its review of the effectiveness of the internal control systems for the accounting year and the period to the date of approval of the financial statements. Throughout the year the Committee also receives regular reports from the internal and external auditors and has dialogue with senior managers on their control responsibilities.

  It should be understood that such systems are designed to provide reasonable, but not absolute, assurance against material mis-statement or loss.

- **Internal Audit** The Internal Audit department is fully independent of business operations and has a Group-wide mandate. It operates a risk-based methodology, ensuring that the Group's key risks receive appropriate regular examination. Its responsibilities also include maintaining the Key Risk Register and facilitating risk management and internal control with the Board, Audit Committee and senior management throughout the Group. Internal Audit facilitates oversight of risk and control systems of Group companies through a number of risk committees established on either a geographic or business basis. The Head of Internal Audit also attends all Audit Committee meetings.

- **External Audit** PricewaterhouseCoopers LLP, the Company's external auditors, contribute a further independent perspective on certain aspects of the internal financial control system arising from their work, and report to both the Board and the Audit Committee.

  The engagement and independence of external auditors is considered annually by the Audit Committee before they recommend their selection to the Board. The Committee has satisfied itself that PricewaterhouseCoopers LLP are independent and there are adequate controls in place to safeguard their objectivity. Such measures include the requirement to rotate audit partners every five years. We have a non-audit services policy which sets out criteria for employing external auditors and identifies areas where it is inappropriate for PricewaterhouseCoopers LLP to work.

  Non-audit services work carried out by PricewaterhouseCoopers LLP is predominantly transaction work and corporate tax services. PricewaterhouseCoopers LLP also follow their own ethical guidelines and continually review their audit team to ensure their independence is not compromised.

- **Finance Committee** Membership of the Finance Committee includes Non-executive Directors with relevant financial expertise, Executive Directors and members of senior management. The Committee usually meets twice a year and its role is to review and agree the Finance plan on an annual basis, to review reports of the Treasury function and to review and approve Treasury limits and delegations.

- **Compliance Committee** Membership of the Compliance Committee includes two Executive Directors, the Company Secretary and members of senior management. It normally meets six times a year and its remit is to ensure that the Group complies with all necessary laws and regulations in all of its operations world-wide. The Committee has established a schedule for the regular review of operational activities and legal exposure and it formulates and monitors the implementation of, and compliance with, appropriate policies.

  Every International business in the Group also has a local Compliance Committee designed to ensure compliance with their local laws and regulations.

Specialist functions such as the Corporate and Legal Affairs department and the Trading Law and Technical department provide assurance and advice on legal compliance, health and safety, and SEE matters. These functions report on their work on a regular basis and escalate matters as appropriate.

- Corporate Responsibility Committee The Committee is chaired by the Company Secretary and membership is made up of senior managers from across the business. It meets at least four times a year to support, develop and monitor policies on SEE issues, reviewing threats and opportunities for the Group. We have, this year, decided to monitor our corporate responsibility work and KPIs under a specific 'Community' segment on our Steering Wheel. The Board formally discussed the work of the Committee twice in the last year. The Executive Committee regularly discusses SEE matters.
- Management In our fast moving business, trading is tracked on a daily and weekly basis, financial performance is reviewed weekly and monthly, and the Steering Wheel is reviewed quarterly. All key businesses in the Group operate a Steering Wheel and report against target KPIs on a quarterly basis enabling management to measure performance.

  All major initiatives require business cases, normally covering a minimum period of five years. Post-investment appraisals, carried out by management, determine the reasons for any significant variance from expected performance.

Relations with stakeholders

Listening and engaging helps us fully understand the issues that are important to our stakeholders. We learn from their experience, identify new risks and opportunities and ensure that our long-term strategy is sustainable. We might not be able to satisfy all stakeholder concerns all the time but through engagement we can do our best to balance competing demands. We know that customers need to be able to trust our business and they will only trust us if we do the right thing by all our stakeholders. Our programme of engaging with stakeholders, including customers, staff, suppliers, investors, non-governmental organisations and others is set out in more detail in the Corporate Responsibility Review and on our website. We carry out external research to help us understand how well we are communicating with these groups.

We are committed to maintaining a good dialogue with shareholders through proactively organising meetings and presentations as well as responding to a wide range of enquiries. We seek shareholder views on a range of issues from strategy to corporate governance and discuss SEE issues with the socially responsible investment community. We recognise the importance of communicating appropriately any significant Company developments. This shareholder communication is mainly co-ordinated by the Investor Relations department. During the year, the Group met with 78 of its leading shareholders representing over 45% of the issued shares of the Company. To complement this programme, the Chairman meets with major shareholders independently from the Executive team. Shareholders are also offered the opportunity to meet with the Senior Independent Non-executive Director. The Board is kept informed of the views of shareholders through regular updates.

Inevitably institutional shareholders may be in more regular contact with the Group than others, but care is exercised to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time in accordance with applicable legal and regulatory requirements.

We regard the AGM as an excellent opportunity to communicate directly with all shareholders. The whole Board attends the meeting and are available to answer questions from shareholders present. In order to encourage shareholder participation, in line with the Myners recommendations, we offer electronic proxy voting and voting through the CREST electronic proxy appointment service. At our AGM last year, all resolutions were voted by way of electronic poll. We will be using electronic polling again this year as it is a more efficient and fairer process, ensuring that each vote represents the number of shares held.

Every shareholder may choose to receive a full Annual Report and Financial Statements or the Annual Review and Summary Financial Statement. At the half-year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website, www.tesco.com/corporateinfo

Compliance

The Board considers that Tesco PLC complied in all respects with the 2003 Revised Combined Code on Corporate Governance for the year ended 25 February 2006.

This is the report of the Remuneration Committee on behalf of the Board.

Remuneration Committee

The Remuneration Committee (the Committee) is governed by formal Terms of Reference. They are reviewed annually and are available from the Company Secretary or can be viewed at www.tesco.com

Composition of the Committee

The Committee is composed entirely of independent Non-executive Directors. The members of the Committee are Mr C L Allen (Chairman of the Committee), Mrs K Cook (appointed on 10 October 2005), Mr E M Davies, Dr H Einsmann, and Mr R F Chase. No member of the Remuneration Committee has any personal financial interest in the matters being decided, other than as a shareholder and no day-to-day involvement in running the business of Tesco PLC.

Miss L Neville-Rolfe is Secretary to the Committee and attends meetings. Mr D E Reid, Non-executive Chairman and Sir Terry Leahy, Chief Executive of the Group, both attend the meetings at the invitation of the Committee except when their own remuneration is being discussed. The Committee is supported by Mrs C M Chapman, Personnel Director of Tesco Stores Ltd and has continued to use the services of Deloitte & Touche LLP as an external, independent advisor. Deloitte & Touche LLP also provided advisory services in respect of share schemes, pensions and taxation to the Group during the year. Members' attendance at Committee meetings is listed in the Directors' Corporate Governance report on page 22.

The role of the Committee

The Remuneration Committee's key objectives are to:

- determine and recommend to the Board the remuneration policy for the Chairman and Executive Directors;
- monitor the level and structure of remuneration for senior management; and
- ensure the level and structure of remuneration is designed to attract, retain, and motivate the Executive Directors needed to run the Company.

Activities of the Committee

The Committee normally meets three times a year and circulates minutes of its meetings to the Board. The rolling schedule for the Committee includes: a review of overall remuneration arrangements; an overview of best practice; Executive and Non-executive Directors' salary and total remuneration benchmarking; consideration of the relationship of reward between Executive Directors and senior managers; determining the level of awards and grants to be made under the Group incentive plans; agreeing targets for next year; considering feedback from shareholders; and an annual review of its own effectiveness. In addition to the routine business, this year the Committee also completed a review of pension provisions.

Executive Directors' remuneration policy

The Company has a long-standing policy of rewarding talent and experience. We also seek to provide incentives for delivering high growth and high returns for shareholders. The Committee believes that a significant proportion of total remuneration should be performance-related and at risk of forfeiture. In addition, performance-related reward should be delivered largely in shares to closely align the interests of shareholders and Executive Directors. In determining the balance between the fixed and variable elements of the Executive Directors' remuneration packages, the Committee has regard to policy and also market practice. Our current policy is for performance-related elements to form a major part of the total remuneration opportunity for Executive Directors. The table below shows the balance of fixed and performance-related elements for different levels of performance.

The remuneration strategy for Executive Directors and other key executives is tailored to reward the delivery of strong year-on-year earnings growth as well as sustained performance in the longer term. Long-term performance is rewarded through delivery of shares and short-term performance through a combination of cash and an element of compulsory deferred shares. This ensures continued emphasis on strong annual performance combined with long-term executive share ownership, providing a better link between the incentives received and shareholder value delivered.

Fixed element
(approximately 16%-35%)

Performance-related elements
(approximately 65%-84%)

Base salary


Short-term performance
Long-term performance
Cash bonus
Deferred share bonus
Performance share plan
Share options

We remain committed to driving strong financial performance and during the year the Committee reviewed the level of reward and emphasis on performance. The review took into account the international nature of the business and the need to incentivise Executive Directors to continue to drive forward future growth and international expansion plans. It also considered the high regard in which the Tesco management team is held in the market and the concern this poses about retaining them at a crucial time in the Group's growth. The Committee is mindful of the need to ensure that the talented management team is competitively rewarded to retain their skills and experience in order to drive forward further value growth for Tesco shareholders.

As a result the Committee made a number of changes to ensure that the total remuneration package remains competitive compared to the market and to increase the overall emphasis on performance. In doing so the Committee has maintained the balance between short-term and long-term remuneration, but with a greater emphasis on shares. This has been achieved by increasing the maximum that can be earned under the deferred share element of the annual bonus as well as providing Executive Directors with the opportunity to earn additional shares under the Performance Share Plan if performance exceeds the upper levels of the Return On Capital Employed (ROCE) performance hurdles.

The Company operates in a highly competitive retail environment. Business success depends on the talents of the key team, but outstanding business performance comes from teamwork. Building and retaining that team at senior levels within the Group is vital to success. The Committee also ensures that the remuneration relationship between the Executive Directors and senior executives of the Company below this level is appropriate. In particular, any exceptional remuneration arrangements for senior executives are advised to the Committee.

Total remuneration

The total remuneration levels of Executive Directors are reviewed annually by the Committee. The Committee considers external independent remuneration surveys to ensure it has proper regard to competitive market practice. We are conscious of the risks involved in paying unjustified amounts and therefore monitor carefully the basic salary and total remuneration that each Director receives.

The total Executive Directors' remuneration package comprises the following elements:

- base salaries determined by the responsibilities, skills and experience of the individual against a benchmark determined by reference to other large retailers, major FTSE 100 companies and certain major consumer companies operating internationally;
- annual bonuses paid part in cash and part in shares with a compulsory deferral of the share element for three years;
- long-term performance share plan based on a stretching three-year ROCE target. Shares must be held for a further 12 months after vesting;
- performance-related share option awards via the Share Option Scheme open to all senior managers;
- benefits (which comprise car benefits, chauffeurs, life assurance, disability and health insurance, gym/leisure club membership and staff discount); and
- pensions.

Executive Directors are also eligible to participate in the Company's all-employee savings related share option scheme (SAYE), Shares in Success and Buy-As-You-Earn schemes on the same terms as all other UK employees.

Basic pay

Basic pay must be appropriate to attract and retain talented individuals. It must reflect individual capability, and any changes in responsibilities as the Company faces new opportunities and challenges. As the Company continues to diversify into new product areas and services, as well as expand internationally, the Committee seeks to reflect this in the benchmarks that are used. We aim to reflect salary levels at the top performing retailers, the leading FTSE companies as well as to give consideration to international competitors in order to attract the best people and maintain excellent performance. We also take into account pay conditions throughout the Company in deciding annual salary increases.

Annual cash bonus and deferred annual bonus

The Company operates an annual bonus scheme based on achievement of stretching earnings per share (EPS) targets, assessment of total shareholder returns (TSR) and specific corporate objectives. The Committee sets performance targets annually and confirms achievement of performance and awards to be made. Executive Directors can earn up to 100% of salary paid in cash at the end of the year and a maximum of 100% of salary paid in shares with compulsory deferral for three years. The share element for the 2004/05 award was delivered in the form of nil-cost share options. The cash element is earned through achievement of previously agreed EPS growth targets and progress on specific corporate objectives.

It is not possible to disclose future targets for reasons of commercial sensitivity. By way of illustration of the approach taken on target-setting, the corporate objectives are based on our balanced scorecard, the Steering Wheel, described in more detail on page 22. The objectives in the 'Finance' segment include increasing sales from new space, specific profit targets for international businesses and for retailing services. The 'Customer' segment objectives include like-for-like sales growth and development of the non-food business. The 'Operations' segment includes strategic objectives focussed on areas such as international growth and operating safely and responsibly in every country. The 'People' segment objectives relate to talent management and capability.

For the TSR performance, the Committee considers performance against the FTSE 100 and a comparator group that includes Ahold, Carrefour, J Sainsbury, Metro, Morrisons, Safeway Inc, Target and Walmart.

For 2005/06, the Executive Directors have been awarded 100% of the annual cash bonus and 97% of the deferred shares element of the annual bonus. This reflected the high level of business performance as described in the Operating and financial review, achievement of corporate objectives, and the fact that while TSR performance over three and five years remained very strong, performance over one year had been slightly less strong.

Performance Share Plan

The Performance Share Plan (PSP) provides the opportunity to earn rewards for achieving superior long-term performance. By ensuring a focus on long-term business success and encouraging the Executive Directors to build up a shareholding in the Company the plan further aligns the interests of shareholders and Executive Directors.

Awards under the PSP can be made up to 150% of salary. In the year ended 25 February 2006 awards were made 'over' Tesco PLC shares equal to 100% of salary and will vest (together with reinvested dividends) according to the achievement of the ROCE targets. The first 75% of the award will vest on a straight-line basis at the end of the three-year performance period, with 25% vesting for baseline performance and the full 75% vesting for maximum performance against target. Any vested shares must then be retained for a further 12 months.

The Board set out objectives for profitable deployment of capital in a Placing Announcement of 13 January 2004. The 2005/06 award, in respect of 75% of base salary, will vest based on the achievement of 11.7% ROCE (derived from profit before interest less tax) at the end of the three-year performance period. This reflects the five year objective of raising post tax ROCE by up to 200 basis points from the base of 10.2% in the year ended February 2003.

The remaining 25% of the award will vest for superior ROCE performance. The Committee agreed that it was appropriate to exercise judgement on whether vesting should occur to encourage Executives to make investment decisions in the long-term interests of the business without being unduly influenced by the impact on the ROCE target. When determining whether some, or all, of the remaining 25% of the award will vest, the Committee will take into account a number of factors including:

- the level of ROCE;
- the expected ROCE for additional and existing capital investment;
- whether capital spend is in line with strategic objectives and balances short-term and long-term investment needs; and
- whether this reflects other developments in the market place.

If the Committee exercises its judgement to allow some, or all, of the remaining 25% of the award to vest then we will describe in the Directors' Remuneration Report those factors taken into account.

Share options

Share options with a value of 200% of salary were granted to the Executive Directors. Options are granted with an exercise price equal to the market value at the date of grant and any gain is therefore dependent on increasing the share price between the date of grant and exercise. Vesting of the options is dependent on the achievement of performance conditions, with the first 100% subject to the achievement of EPS growth of at least RPI plus 9% over three years and the balance vesting for achieving RPI plus 15%. There is no re-testing of performance.

Share options are an important part of the incentive framework for hundreds of senior managers within the Company. The Committee acknowledges that some companies are moving away from share options as a result of accounting changes and has kept the arrangements under review for this reason. The Committee concludes that the share option plans remain in the best interests of shareholders as they provide a clear, simple incentive arrangement for a large group of senior management, including Executive Directors, and they reward increases in absolute shareholder value.

Share ownership guideline

Executive Directors are normally expected to build and maintain a shareholding with a value at least equal to their basic salary. New appointees will typically be allowed around three years to establish this shareholding. Full participation in the PSP is conditional upon this.

Summary of remuneration elements

All awards made to Executive Directors under the Annual bonus and PSP and all options granted under the Executive Share Option Scheme are subject to the satisfaction of performance conditions. If performance is lower than the maximum targets set, the short-term bonus and long-term incentives will reduce accordingly. This year the Committee has increased the potential level of performance pay in light of its annual review of the packages payable in benchmark companies. It has also reviewed and revised the associated performance conditions and considers that the proposed mix of performance conditions best supports the Group's business strategy – it provides a set of comprehensive and robust measures of management's effort and success in creating shareholder value. A summary of the elements of the package is set out in the following table.

Part of remuneration	Performance measure	Purpose
Base salary	Individual contribution to the business success	To attract and retain talented people
Annual cash bonus (up to 100% of salary)	Earnings per share and specified corporate objectives	Motivates year-on-year earnings growth and delivery of business priorities
Annual deferred share element of bonus (up to 100% of salary)	Total shareholder return, earnings per share and specified corporate objectives	Generates focus on medium-term targets and by incentivising share price and dividend growth ensures alignment with shareholder interests
Performance Share Plan (up to 150% of salary)	Return on capital employed over a three-year period	Assures a focus on long-term business success and shareholder returns
Share options	Earnings per share relative to retail price index	Incentivises earnings growth and Executive Director shareholding

Other elements

- Shares In Success. The Group operates a profit sharing scheme for UK employees (Shares in Success) for the benefit of employees, including Executive Directors. The scheme is available to employees with at least one years service at the year end and is recognised as a powerful incentive and retention tool for all employees. Shares in the Company are allocated to participants in the scheme on a pro-rata basis to base salary earned, up to HMRC approved limits (currently £3,000 per annum). The amount of profit allocated to the scheme is determined by the Board, taking account of Company performance.
- Save as You Earn. Since 1981, the Group has operated a HMRC approved savings-related share option scheme (SAYE) for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £250 on a four-weekly basis via a bank/building society with an option to buy shares in Tesco PLC at the end of a three or five-year period at a discount of up to 20% of the market value. There are no performance conditions attached to SAYE options.
- Buy As You Earn. Since January 2002, the Group has operated the partnership shares element of a HMRC approved share investment plan for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £110 on a four-weekly basis to buy shares at market value in Tesco PLC.

Pensions

The retention of key management is critical to the future success of the business and to the growth of shareholder value. The provision of post-employment benefits is central to our ability to foster loyalty and retain experience which is why the Company wants to ensure that the Tesco PLC Pension Scheme is a highly valued benefit.

All Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at age 60, dependent on service. The defined benefit Final Salary Scheme is now closed to new entrants but has been replaced by a new defined benefit pension scheme which accumulates each year based on career average earnings.

The Remuneration Committee has considered the implications of the new regulations that are contained within the Finance Act 2004 and which are effective from April 2006. From that date, for Executive Directors whose current pension benefits are not 'capped', the intention is to offer the maximum pension that can be provided up to the Lifetime Allowance from the approved pension scheme. The balance of their pension entitlement will be delivered through an unfunded unapproved retirement benefits scheme (URBS). The intention is to 'secure' the URBS (SURBS) by using a fixed charge over a cash deposit in a designated account. This will provide no greater security than under the approved scheme. In particular, in the unlikely event that the approved scheme were to be wound up with a deficit, members would be no better off under the new arrangements than those paid out of the existing approved scheme. Under these circumstances, to ensure parity, members of the SURBS will receive the same proportion of their total entitlement as those in the approved scheme. By delivering pension in this way, we expect the Income Statement and Balance Sheet positions to be broadly cost neutral.

As part of this review the Remuneration Committee decided that from 2005/06 onwards, Executive Directors should pay a contribution to their pension. For 2005/06 the level of contribution is 2.5% of salary, with contributions increasing progressively over the following two financial years to a total of 7% in order to bring these in line with contribution levels of senior management.

Further details of the pension benefits earned by the Directors can be found on page 31.

Performance graph

The graph below highlights the Group's TSR performance over the last five financial years, relative to the FTSE 100 index of companies. This index has been selected to provide an established and broad-based comparator group of retail and non-retail companies of similar scale to Tesco.


Tesco
FTSE
£140
£120
£100
£80
£60
Feb 01
Feb 02
Feb 03
Feb 04
Feb 05
Feb 06

TOTAL SHAREHOLDER RETURN (TSR)
TSR is the notional return from a share or index based on share price movements and declared dividends

Service agreements

The Executive Directors have service agreements with entitlement to notice of 12 months by the Company and six months' notice by the Executive.

If an Executive Director's employment is terminated (other than pursuant to the notice provisions in the service agreement or by reason of resignation or unacceptable performance or conduct) the Company will pay, by way of liquidated damages, a sum calculated on the basis of basic salary and the average annual bonus paid for the last two years. No account will be taken of pension or any other benefit or emolument.

Termination payments will be subject to mitigation. This means that liquidated damages amounts will be paid in instalments to permit mitigation and earlier payment will be made based on long service in line with Company policy which respects and rewards loyalty. If the termination occurs within one year of retirement, the termination payment would be reduced accordingly.

The Committee has agreed that, in future, new appointments of Executive Directors will normally be on a notice period of 12 months. The Committee reserves the right to vary this period to 24 months for the initial period of appointment and for the notice period to then revert to 12 months. The service agreements are available to shareholders to view on request from the Company Secretary.

Outside appointments

The Company recognises that its Executive Directors are likely to be invited to become Non-executive Directors of other companies. Such Non-executive duties can broaden experience and knowledge which can benefit Tesco PLC. Subject to approval by the Board, Executive Directors are allowed to accept Non-executive appointments and retain the fees received, provided that these appointments are not likely to lead to conflicts of interest. Executive Directors' biographies can be found in the Annual Review and Summary Financial Statement and fees retained for any Non-executive Directorships are set out below.

Director	Company in which Non-executive Directorship held	Fee retained by the Director in 2005/06 (£'000)
Mr P A Clarke	Whitbread Plc*	7.5
Mr A T Higginson	British Sky Broadcasting	47
Mr T J R Mason	G Cap Media Plc**	32

* Appointed 1 January 2006
** Resigned 14 March 2006

Non-executive Directors have letters of appointment setting out their duties and the time commitment expected. The letters are available to shareholders to view from the Company Secretary. The Chairman meets with each Non-executive Director separately to review individual performance. All Non-executive Directors are subject to re-election by shareholders every three years at the Annual General Meeting and their appointment can be terminated by either party without notice.

Non-executive Directors received a basic fee of £50,000 plus a fee of £5,000 per Committee for membership of the Audit and Remuneration Committee. The Chair of the Remuneration Committee and Chair of the Audit Committee received a further £3,000 for their additional responsibilities.

The remuneration of the Non-executive Directors is determined by the Chairman and the Executive Committee after considering external market research and individual contribution. From 1 April 2006, Non-executive Directors will receive a basic fee of £55,000. For membership of the Audit and Remuneration Committee, Non-executive Directors receive an additional fee of £8,000 per committee. To reflect the increased workload and responsibilities of chairing these Committees, the Chair of the Remuneration Committee and Chair of the Audit Committee receive £15,000 in addition to their basic fee. The Senior Independent Non-executive Director, Mr R F Chase, who is also the Deputy Chairman, received a total fee of £100,000 this year. The Chairman and the Executive Committee agreed to increase this fee to £110,000 from 1 April 2006.

The Remuneration Committee determines the Chairman's remuneration, having regard to packages awarded to Chairmen of other companies of a similar size and complexity. Mr D E Reid, Non-executive Chairman, received an annual fee of £500,000 this year and has the benefit of the use of a company car. The Chairman's fee has remained the same since appointment in 2004. The Remuneration Committee decided to increase this fee to £540,000 from 1 April 2006.

Compliance

In carrying out its duties, the Committee gives full consideration to best practice. The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A and B of the Combined Code. The auditor's report set out on page 41, covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority. This report also complies with disclosures required by the Director Remuneration Report Regulations 2002. Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 30 to 38.

Mr C L Allen
Chairman of the Remuneration Committee

Table 1 Directors' emoluments

	Fixed emoluments		Performance-related emoluments					
	Salary £000	Benefits (a) £000	Share Incentive Plan £000	Short-term £000	Short-term Deferred Shares £000	Long-term (b) £000	Total 2006 £000	Total 2005 £000
Executive Directors								
Sir Terry Leahy	1,096	97	3	1,130	1,096	557	3,979	3,194
Mr R Brasher	499	36	3	550	534	–	1,622	1,268
Mr P A Clarke	628	83	3	645	626	234	2,219	1,791
Mr A T Higginson	628	86	3	645	626	312	2,300	1,812
Mr T J R Mason	628	42	3	645	626	312	2,256	1,824
Mr D T Potts	628	45	3	645	626	272	2,219	1,792
Non-Executive Directors								
Mr C L Allen	58	–	–	–	–	–	58	58
Mr R F Chase	100	–	–	–	–	–	100	100
Mrs K Cook	55	–	–	–	–	–	55	22
Mr E M Davies	60	–	–	–	–	–	60	57
Dr H Einsmann	55	–	–	–	–	–	55	55
Mr K J Hydon	58	–	–	–	–	–	58	58
Ms C McCall (c)	53	–	–	–	–	–	53	–
Mr G F Pimlott (d)	17	–	–	–	–	–	17	73
Mr D E Reid (Chairman)	500	86	–	–	–	–	586	539
Total	5,063	475	18	4,260	4,134	1,687	15,637	12,643

(a) Benefits are made up of car benefits, chauffeurs, disability and health insurance, staff discount and gym/leisure club membership.

(b) The long-term performance-related emoluments relate to the additional 12.5% enhancements allocated on long-term awards made in 2001 and short-term awards made in 2003 under the old bonus scheme. The long-term bonus awarded on 12 October 2005 under the Performance Share Plan was awarded in the form of nil cost options. Details of this award are shown in Table 6.

(c) Ms C McCall was appointed on 1 March 2005. The figures in Table 1 are calculated from the date of Ms McCall's appointment.

(d) Mr G F Pimlott retired during the year.

Table 2 Pension details of the Directors

	Age at 25 February 2006/ Years of Company service	Total accrued pension at 25 February 2006(a) £000	Increase in accrued pension during the year £000	Increase in accrued pension during the year (net of inflation) £000	Transfer value of previous column at 25 February 2006 £000	Transfer value of total accrued pension at 26 February 2005 £000	Transfer value of total accrued pension at 25 February 2006 £000	Increase in transfer value less Directors' contributions £000
Sir Terry Leahy (b)	50/27	546	67	54	654	5,117	6,715	1,583
Mr R Brasher	44/19	183	48	44	367	1,025	1,554	522
Mr P A Clarke	45/31	259	31	24	213	1,874	2,365	482
Mr A T Higginson (c)	48/8	173	33	29	294	1,318	1,806	479
Mr T J R Mason	48/24	283	33	26	263	2,341	2,942	592
Mr D T Potts	48/33	286	33	26	272	2,425	3,051	617

(a) The accrued pension is that which would be paid annually on retirement at 60, based on service to 25 February 2006.

(b) Sir Terry Leahy is entitled to retire at any age from 57 to 60 inclusive, with an immediate pension of two-thirds of base salary. Part of his pension may be provided on an unfunded basis within a separate unapproved arrangement.

(c) Part of Mr A T Higginson's benefits, in respect of pensionable earnings in excess of the earnings limit imposed by the Finance Act 1989, are provided on an unfunded basis within a separate unapproved arrangement.

All transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Table 3 Gains made on share options

	Number of shares at exercise price (pence)						Value realisable 2006 £000	Value realisable 2005 £000
	104.0	209.5	205.0	247.0	259.0	Total		
Sir Terry Leahy	248,256 (b)	–	–	–	–	248,256	496	162
Mr R Brasher	–	–	–	–	–	–	–	–
Mr P A Clarke	–	77,683 (c)	14,634 (c)	299,595 (c)	–	391,912	339	707
Mr A T Higginson	–	–	–	–	–	–	–	1,094
Mr T J R Mason	–	–	–	–	–	–	–	895
Mr D T Potts	–	–	–	299,595 (a)	328,185 (a)	627,780	383	846
Date exercisable	13/10/98	20/4/03	26/6/03	26/4/04	15/4/05			

	Date of exercise	Market price at exercise (pence)
(a)	21.07.2005	314.25
(b)	11.10.2005	303.75
(c)	23.02.2006	324.50

The value realisable from shares acquired on exercise is the difference between the market value at exercise and the exercise price of the option, although the shares may have been retained. The share price at 25 February 2006 was 335.50 pence. The share price during the 52 weeks to 25 February 2006 ranged from 294.75 pence to 335.75 pence.

Table 4 Share options held by Directors and not exercised as at 25 February 2006

Executive share option schemes (1984), (1994) and (1996) and Discretionary Share Option Plan (2004)

	Date of grant	Options as at 26 Feb 2005	Options granted in year (b)	Options exercised in year (c)	Options as at 25 Feb 2006	Exercise price (pence)	Date from which exercisable	Expiry date
Sir Terry Leahy	13.10.1995	248,256	–	248,256	–	104.0	13.10.1998	13.10.2005
	30.09.1998	126,832	–	–	126,832	164.0	30.09.2001	30.09.2008
	30.11.1999	228,901	–	–	228,901	173.0	30.11.2002	30.11.2009
	20.04.2000	17,673	–	–	17,673	209.5	20.04.2003	20.04.2010
	26.06.2000	780,487	–	–	780,487	205.0	26.06.2003	26.06.2010
	26.04.2001	647,773	–	–	647,773	247.0	26.04.2004	26.04.2011
	15.04.2002	642,471	–	–	642,471	259.0	15.04.2005	15.04.2012
	14.04.2003	939,747	–	–	939,747	197.5	14.04.2006	14.04.2013
	30.04.2004	766,041	–	–	766,041	253.25	30.04.2007	30.04.2014
	22.04.2005	–	658,673	–	658,673	312.75	22.04.2008	22.04.2015
Total		4,398,181	658,673	248,256	4,808,598			
Mr R Brasher	30.09.1998	14,088	–	–	14,088	164.0	30.09.2001	30.09.2008
	24.05.1999	120,220	–	–	120,220	179.42	24.05.2002	24.05.2009
	09.11.1999	22,039	–	–	22,039	184.0	09.11.2002	09.11.2009
	20.04.2000	189,546	–	–	189,546	209.5	20.04.2003	20.04.2010
	26.06.2000	106,613	–	–	106,613	205.0	26.06.2003	26.06.2010
	26.04.2001	101,215	–	–	101,215	247.0	26.04.2004	26.04.2011
	15.04.2002	100,386	–	–	100,386	259.0	15.04.2005	15.04.2012
	14.04.2003	151,900	–	–	151,900	197.5	14.04.2006	14.04.2013
	30.04.2004	296,150	–	–	296,150	253.25	30.04.2007	30.04.2014
	22.04.2005	–	255,795	–	255,795	312.75	22.04.2008	22.04.2015
Total		1,102,157	255,795	–	1,357,952			
Mr P A Clarke	20.04.2000	77,683	–	77,683	–	209.5	20.04.2003	20.04.2010
	26.06.2000	14,634	–	14,634	–	205.0	26.06.2003	26.06.2010
	26.04.2001	299,595	–	299,595	–	247.0	26.04.2004	26.04.2011
	15.04.2002	328,185	–	–	328,185	259.0	15.04.2005	15.04.2012
	14.04.2003	501,266	–	–	501,266	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	–	379,856	–	379,856	312.75	22.04.2008	22.04.2015
Total		1,655,716	379,856	391,912	1,643,660			
Mr A T Higginson	26.04.2001	348,178	–	–	348,178	247.0	26.04.2004	26.04.2011
	15.04.2002	358,301	–	–	358,301	259.0	15.04.2005	15.04.2012
	14.04.2003	523,544	–	–	523,544	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	–	379,856	–	379,856	312.75	22.04.2008	22.04.2015
Total		1,664,376	379,856	–	2,044,232			

Table 4 Share options held by Directors and not exercised at 25 February 2006 continued

Executive share option schemes (1984), (1994) and (1996) and Discretionary Share Option Plan (2004)

	Date of grant	Options as at 26 Feb 2005	Options granted in year (b)	Options exercised in year (c)	Options as at 25 Feb 2006	Exercise price (pence)	Date from which exercisable	Expiry date
Mr T J R Mason	26.04.2001	348,178	–	–	348,178	247.0	26.04.2004	26.04.2011
	15.04.2002	358,301	–	–	358,301	259.0	15.04.2005	15.04.2012
	14.04.2003	523,544	–	–	523,544	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	–	379,856	–	379,856	312.75	22.04.2008	22.04.2015
Total		1,664,376	379,856	–	2,044,232			
Mr D T Potts	26.04.2001	299,595	–	299,595	–	247.0	26.04.2004	26.04.2011
	15.04.2002	328,185	–	328,185	–	259.0	15.04.2005	15.04.2012
	14.04.2003	501,266	–	–	501,266	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	–	379,856	–	379,856	312.75	22.04.2008	22.04.2015
Total		1,563,399	379,856	627,780	1,315,475			

(a) No options lapsed in the year.

(b) The vesting of these options is subject to performance conditions measured over three years as set out on page 27.

(c) The market price at exercise is shown in Table 3.

Table 5 Share options held by Directors and not exercised at 25 February 2006

Savings-related share option scheme (1981)

	Date of grant	As at 26 Feb 2005	Options granted in year	Options exercised in year (c)	As at 25 Feb 2006	Exercise price (pence)	Value realisable 2006 £'000	Value realisable 2005 £'000
Sir Terry Leahy	26.10.2000	1,704	–	1,704	–	198.0	2	–
	08.11.2001	1,671	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	–	1,298	–	1,298	248.0	–	–
Total		8,490	1,298	1,704	8,084		2	4
Mr R Brasher	26.10.2000	1,704	–	1,704	–	198.0	2	–
	08.11.2001	1,671	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	–	1,298	–	1,298	248.0	–	–
Total		8,490	1,298	1,704	8,084		2	4
Mr P A Clarke	26.10.2000	1,704	–	1,704	–	198.0	2	–
	08.11.2001	1,671	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	–	1,298	–	1,298	248.0	–	–
Total		8,490	1,298	1,704	8,084		2	4

Table 5 Share options held by Directors and not exercised at 25 February 2006 continued

Savings-related share option scheme (1981)

	Date of grant	As at 26 Feb 2005	Options granted in year	Options exercised in year (c)	As at 25 Feb 2006	Exercise price (pence)	Value realisable 2006 £'000	Value realisable 2005 £'000
Mr A T Higginson	26.10.2000	1,704	–	1,704	–	198.0	2	–
	08.11.2001	1,671	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	–	1,298	–	1,298	248.0	–	–
Total		8,490	1,298	1,704	8,084		2	4
Mr T J R Mason	26.10.2000	1,704	–	1,704	–	198.0	2	–
	08.11.2001	1,003	–	–	1,003	198.0	–	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	–	1,298	–	1,298	248.0	–	–
Total		7,822	1,298	1,704	7,416		2	4
Mr D T Potts	26.10.2000	1,704	–	1,704	–	198.0	2	–
	08.11.2001	1,671	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	–	1,298	–	1,298	248.0	–	–
Total		8,490	1,298	1,704	8,084		2	–

(a) Save as you earn options are not subject to performance conditions.

(b) All options are exercisable from 1 February in the year which is six years from the year of grant. All options expire six months from their exercise date, i.e. on 1 August of the relevant year.

(c) Mr A T Higginson exercised options on 8 February 2006 at a market price of 327 pence. All other Directors exercised options on 1 February 2006 at a market price of 315 pence.

(d) No options lapsed in the year.

Table 6 Share options held by Directors and not exercised at 25 February 2006

Performance Share Plan 2004

	Date of grant	As at 26 Feb 2005	Options granted (a)	As at 25 Feb 2006	Date from which exercisable	Expiry date
Sir Terry Leahy	28.07.2004	304,794	–	304,794	28.07.2008	28.07.2014
	12.10.2005	–	373,245	373,245	12.07.2009	12.10.2015
Total		304,794	373,245	678,039		
Mr R Brasher	28.07.2004	118,367	–	118,367	28.07.2008	28.07.2014
	12.10.2005	–	181,668	181,668	12.07.2009	12.10.2015
Total		118,367	181,668	300,035		
Mr P A Clarke	28.07.2004	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	–	213,047	213,047	12.07.2009	12.10.2015
Total		175,774	213,047	388,821		
Mr A T Higginson	28.07.2004	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	–	213,047	213,047	12.07.2009	12.10.2015
Total		175,774	213,047	388,821		
Mr T J R Mason	28.07.2004	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	–	213,047	213,047	12.07.2009	12.10.2015
		175,774	213,047	388,821		
Mr D T Potts	28.07.2004	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	–	213,047	213,047	12.07.2009	12.10.2015
Total		175,774	213,047	388,821		

(a) The options granted are nil cost options. The share price on award was 253.45 pence for the 2004 award and 302.75 pence for the 2005 award. The vesting of these options are subject to performance conditions based on ROCE targets measured over three years.

(b) No options lapsed in the year.

(c) No options were exercised in the year.

Table 7 Share options held by Directors and not exercised at 25 February 2006

Executive Incentive Plan 2004

	Date of grant	As at 26 Feb 2005	Options granted (a)	As at 25 Feb 2006	Date from which exercisable	Expiry date
Sir Terry Leahy	20.05.2005	–	250,626	250,626	20.05.2008	20.05.2015
Mr R Brasher	20.05.2005	–	97,330	97,330	20.05.2008	20.05.2015
Mr P A Clarke	20.05.2005	–	144,536	144,536	20.05.2008	20.05.2015
Mr A T Higginson	20.05.2005	–	144,536	144,536	20.05.2008	20.05.2015
Mr T J R Mason	20.05.2005	–	144,536	144,536	20.05.2008	20.05.2015
Mr D T Potts	20.05.2005	–	144,536	144,536	20.05.2008	20.05.2015

(a) The options granted are nil cost options. The share price on award was 311.0 pence. The number of shares under option was increased at the time of the interim dividend to reflect dividend equivalents in lieu of the interim dividend, at a market price of 312.5 pence.

(b) No options lapsed in the year.

(c) No options were exercised in the year.

Table 8 Directors' interests in the long-term incentive plan

Name	Year of release	Award date	No of shares at 26 Feb 2005	Shares awarded during year	Shares released during year	No of shares at 25 Feb 2006	Value released £000	Release date	Market price on release (pence)
Sir Terry Leahy	2006	16.04.99	110,910	16,763	127,673	–	416	16.02.06	325.75
	2006	11.04.01	135,925	20,542	156,467	–	510	16.02.06	325.75
	2006	10.04.02	236,907	5,952	–	242,859	–	10.04.06	–
	2006	04.05.04	442,170	11,109	–	453,279	–	04.05.06	–
	2007	08.05.00	105,783	15,988	–	121,771	–	08.05.07	–
	2007	10.04.02	402,016	60,761	–	462,777	–	10.04.07	–
	2007	09.04.03	338,796	8,512	–	347,308	–	09.04.07	–
	2008	11.04.01	153,755	23,238	–	176,993	–	11.04.08	–
	2008	09.04.03	538,087	81,326	–	619,413	–	09.04.08	–
	2008	04.05.04	294,780	7,406	–	302,186	–	04.05.08	–
Mr R Brasher (b)	2005	08.05.01	23,740	–	23,740	–	74	12.05.05	309.88
	2005	14.05.03	48,967	–	48,967	–	152	12.05.05	309.88
	2006	07.05.02	25,550	629	26,179	–	85	16.02.06	325.75
	2006	27.05.04	56,631	1,422	58,053	–	189	16.02.06	325.75
	2007	14.05.03	32,645	819	–	33,464	–	14.05.07	–
	2008	27.05.04	37,754	948	–	38,702	–	14.05.07	–
Mr P A Clarke	2006	10.04.02	121,015	3,039	–	124,054	–	10.04.06	–
	2006	04.05.04	250,714	6,298	–	257,012	–	04.05.06	–
	2007	08.05.00	43,481	6,570	–	50,051	–	08.05.07	–
	2007	10.04.02	205,354	31,035	–	236,389	–	10.04.07	–
	2007	09.04.03	180,714	4,540	–	185,254	–	09.04.07	–
	2008	11.04.01	71,110	10,747	–	81,857	–	11.04.08	–
	2008	09.04.03	287,016	43,379	–	330,395	–	09.04.08	–
	2008	04.05.04	167,143	4,199	–	171,342	–	04.05.08	–
Mr A T Higginson	2006	16.04.99	69,266	10,468	79,734	–	260	16.02.06	325.75
	2006	11.04.01	73,058	11,041	84,099	–	274	16.02.06	325.75
	2006	10.04.02	132,120	3,319	–	135,439	–	10.04.06	–
	2006	04.05.04	250,714	6,298	–	257,012	–	04.05.06	–
	2007	08.05.00	61,505	9,295	–	70,800	–	08.05.07	–
	2007	10.04.02	224,199	33,885	–	258,084	–	10.04.07	–
	2007	09.04.03	188,747	4,742	–	193,489	–	09.04.07	–
	2008	11.04.01	82,643	12,490	–	95,133	–	11.04.08	–
	2008	09.04.03	299,773	45,307	–	345,080	–	09.04.08	–
	2008	04.05.04	167,143	4,199	–	171,342	–	04.05.08	–

Table 8 Directors' interests in the long-term incentive plan continued

Name	Year of release	Award date	No of shares at 26 Feb 2005	Shares awarded during year	Shares released during year	No of shares at 25 Feb 2006	Value released £000	Release date	Market price on release (pence)
Mr T J R Mason	2006	16.04.99	68,296	10,322	78,618	–	256	16.02.06	325.75
	2006	11.04.01	73,058	11,041	84,099	–	274	16.02.06	325.75
	2006	10.04.02	132,120	3,319	–	135,439	–	10.04.06	–
	2006	04.05.04	250,714	6,298	–	257,012	–	04.05.06	–
	2007	08.05.00	61,505	9,295	–	70,800	–	08.05.07	–
	2007	10.04.02	224,199	33,885	–	258,084	–	10.04.07	–
	2007	09.04.03	188,747	4,742	–	193,489	–	09.04.07	–
	2008	11.04.01	82,643	12,490	–	95,133	–	11.04.08	–
	2008	09.04.03	299,773	45,307	–	345,080	–	09.04.08	–
	2008	04.05.04	167,143	4,199	–	171,342	–	04.05.08	–
Mr D T Potts	2006	16.04.99	34,101	5,153	39,254	–	128	16.02.06	325.75
	2006	11.04.01	62,859	9,500	72,359	–	236	16.02.06	325.75
	2006	10.04.02	121,015	3,039	–	124,054	–	10.04.06	–
	2006	04.05.04	250,714	6,298	–	257,012	–	04.05.06	–
	2007	08.05.00	47,432	7,168	–	54,600	–	08.05.07	–
	2007	10.04.02	205,354	31,035	–	236,389	–	10.04.07	–
	2007	09.04.03	180,714	4,540	–	185,254	–	09.04.07	–
	2008	11.04.01	71,110	10,747	–	81,857	–	11.04.08	–
	2008	09.04.03	287,016	43,379	–	330,395	–	09.04.08	–
	2008	04.05.04	167,143	4,199	–	171,342	–	04.05.08	–

(a) The last awards under this Plan were made in May 2004. Long-Term awards from 2002 are classed as four-year cycles and Short-Term awards from 2004 are classed as two-year cycles as no election for enhancement is possible yet. Long-Term awards can be enhanced from the 4th year, extending the cycle to seven years. Short-Term awards can be enhanced from the 2nd year, extending the cycle to five years.

(b) Bonus shares shown for Mr R Brasher were awarded before he joined the Board, under the senior management scheme, and cannot be retained for an additional three year period and enhanced.

Date of award	16.04.99	8.05.00	11.04.01	8.05.01	10.04.02	7.05.02	9.04.03	14.05.03	4.05.04	27.05.04
Award price (pence)	168.83	174.00	259.25	247.50	248.00	261.50	197.25	202.88	248.75	249.88

Table 9 Disclosable interests of the Directors, including family interests

	25 Feb 2006 or on retirement if earlier		26 Feb 2005 or on retirement if earlier	
	Ordinary shares (a)	Options to acquire ordinary shares (b)	Ordinary shares (a)	Options to acquire ordinary shares (b)
Executive Directors				
Sir Terry Leahy	6,073,840	5,745,347	5,754,819	4,711,465
Mr R Brasher	226,814	1,763,401	282,264	1,229,014
Mr P A Clarke	1,447,286	2,185,101	1,428,082	1,839,980
Mr A T Higginson	1,649,690	2,585,673	1,573,861	1,848,640
Mr T J R Mason	1,627,031	2,585,005	1,756,775	1,847,972
Mr D T Potts	1,791,777	1,856,916	1,702,441	1,747,663
Non-Executive Directors				
Mr C L Allen	–	–	–	–
Mr R F Chase	51,662	–	50,396	–
Mrs K Cook	–	–	–	–
Mr E M Davies	2,400	–	2,400	–
Dr H Einsmann	158,673	–	92,150	–
Mr K J Hydon	30,093	–	30,093	–
Ms C McCall	6,365	–	–	–
Mr G F Pimlott (c)	34,212	–	34,212	–
Mr D E Reid (Chairman)	193,264	–	193,014	–

(a) Ordinary shares shown in this table include shares held as part of incentive plans shown in Table 8. Between 25 February 2006 and 24 April 2006, 402 shares were purchased by Executive Directors as part of the BAYE scheme.

(b) Options to acquire ordinary shares shown above comprise options under the executive share option schemes, options under the savings-related share option scheme (1981) and nil cost options under the PSP and Executive Incentive Plan.

(c) Balance for Mr G F Pimlott shown as at retirement date.

FINANCIAL STATEMENTS CONTENTS

Directors' responsibilities for the preparation of the financial statements

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with IFRSs as endorsed by the European Union (EU) and have elected to prepare the Company financial statements in accordance with UK Accounting Standards.

In preparing each of the Group and Company financial statements, the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make reasonable and prudent judgements and estimates;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as endorsed by the EU;
- for the Company financial statements state whether applicable UK Accounting Standards have been followed.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time, the financial position of the Company and Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors are responsible for the maintenance and integrity of the Annual Review and Summary Financial Statement and Annual Report and Financial Statements published on the Group's corporate website. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and of the Company and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Tesco PLC

We have audited the Group financial statements of Tesco PLC for the year ended 25 February 2006 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Tesco PLC for the year ended 25 February 2006 and on the information in the Directors' remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' report is not consistent with the Group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Operating and financial review, the Directors' report, the Corporate governance statement and the unaudited information in the Directors' remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 25 February 2006 and of its profit and cash flows for the year then ended; and
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 24 April 2006

Group income statement Year ended 25 February 2006*

	notes	2006* £m	2005 £m
Continuing operations			
Revenue (Sales excluding VAT)	2	39,454	33,866
Cost of sales		(36,426)	(31,231)
Gross profit		3,028	2,635
Administrative expenses		(825)	(732)
Profit arising on property-related items	2/3	77	49
Operating profit	2	2,280	1,952
Share of post-tax profits of Joint ventures and Associates	13	82	74
Finance income	5	114	103
Finance costs	5	(241)	(235)
Profit before tax	3	2,235	1,894
Taxation	6	(649)	(541)
Profit for the period from continuing operations		1,586	1,353
Discontinuing operation			
Loss for the period from discontinuing operation	7	(10)	(6)
Profit for the year		1,576	1,347
Attributable to:			
Equity holders of the parent		1,570	1,344
Minority interests		6	3
		1,576	1,347
Earnings per share from continuing and discontinuing operations			
Basic	9	20.07p	17.44p
Diluted	9	19.79p	17.22p
Earnings per share from continuing operations			
Basic	9	20.20p	17.52p
Diluted	9	19.92p	17.30p

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

Group statement of recognised income and expense Year ended 25 February 2006*

	notes	2006 £m	2005 £m
Gains on revaluation of available-for-sale investments	14	2	–
Foreign currency translation differences		25	11
Actuarial losses on defined benefit pension schemes	23	(442)	(230)
Gains/(losses) on cash flow hedges:			
– net fair value gains		44	–
– reclassified and reported in the Income Statement		(5)	–
Tax on items taken directly to equity	6	133	92
Net expense recognised directly in equity		(243)	(127)
Profit for the period		1,576	1,347
Total recognised income and expense for the period		1,333	1,220
Attributable to:			
Equity holders of the parent		1,327	1,217
Minority interests		6	3
		1,333	1,220
Effect of changes in accounting policy (adoption of IAS 32 and IAS 39):	33		
Equity holders of the parent		(314)	
Minority interests		–	
		(314)	

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

Group balance sheet 25 February 2006

	notes	2006 £m	2005 £m
Non-current assets			
Goodwill and intangible assets	10	1,525	1,408
Property, plant and equipment	11	15,882	14,521
Investment property	12	745	565
Investments in Joint ventures and Associates	13	476	416
Other investments	14	4	7
Deferred tax assets	6	12	14
		18,644	16,931
Current assets			
Inventories	15	1,464	1,309
Trade and other receivables	16	892	769
Derivative financial instruments	20	70	–
Cash and cash equivalents	17	1,325	1,146
		3,751	3,224
Non-current assets classified as held for sale and assets of the disposal group	7	168	–
		3,919	3,224
Current liabilities			
Trade and other payables	18	(5,083)	(4,974)
Financial liabilities			
– Borrowings	19	(1,646)	(482)
– Derivative financial instruments	20	(239)	–
Current tax liabilities		(462)	(221)
Provisions	21	(2)	(3)
		(7,432)	(5,680)
Liabilities directly associated with the disposal group	7	(86)	–
		(7,518)	(5,680)
Net current liabilities		(3,599)	(2,456)
Non-current liabilities			
Financial liabilities			
– Borrowings	19	(3,742)	(4,563)
– Derivative financial instruments and other liabilities	20	(294)	–
Post-employment benefit obligations	23	(1,211)	(735)
Other non-current liabilities	18	(29)	(21)
Deferred tax liabilities	6	(320)	(496)
Provisions	21	(5)	(6)
		(5,601)	(5,821)
Net assets		9,444	8,654
Equity			
Share capital	24/25	395	389
Share premium account	25	3,988	3,704
Other reserves	25	40	40
Retained earnings	25	4,957	4,470
Equity attributable to equity holders of the parent		9,380	8,603
Minority interests	25	64	51
Total equity		9,444	8,654

Terry Leahy
Andrew Higginson
Directors
The financial statements on pages 42 to 101 were authorised for issue by the Directors on 24 April 2006.

Group cash flow statement Year ended 25 February 2006*

	notes	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from operations	28	3,412	3,009
Interest paid		(364)	(350)
Corporation tax paid		(429)	(483)
Net cash from operating activities		2,619	2,176
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(54)	(81)
Proceeds from sale of subsidiary, net of cash acquired		–	5
Purchase of property, plant and equipment and investment properties		(2,561)	(2,197)
Proceeds from sale of property, plant and equipment		664	823
Purchase of intangible assets		(139)	(107)
Net increase in loans to Joint ventures		(16)	(10)
Equity investments made		(34)	(152)
Dividends received		82	135
Interest received		96	83
Net cash used in investing activities		(1,962)	(1,501)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		123	146
Repayments of borrowings		(109)	(18)
New finance leases		–	161
Repayments of obligations under finance leases		(6)	(349)
Dividends paid		(441)	(448)
Own shares purchased		(59)	(143)
Net cash used in financing activities		(492)	(651)
Net increase in cash and cash equivalents		165	24
Cash and cash equivalents at beginning of year		1,146	1,100
Effect of foreign exchange rate changes		16	22
Cash and cash equivalents at end of year		1,327	1,146
Less cash held in disposal group	7	(2)	–
Cash and cash equivalents not held in disposal group	17	1,325	1,146

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

Reconciliation of net cash flow to movement in net debt

	notes	2006 £m	2005 £m
Net increase in cash and cash equivalents		165	24
Cash outflow from decrease in debt and lease financing		115	206
Loans and finance leases acquired with subsidiaries		–	(17)
Net debt included within the disposal group		55	–
Other non-cash movements		(357)	11
(Increase)/decrease in net debt before the impact of IAS 32 and 39		(22)	224
IAS 32 and 39 adjustments to net debt		(588)	–
(Increase)/decrease in net debt		(610)	224
Opening net debt	29	(3,899)	(4,123)
Closing net debt	29	(4,509)	(3,899)

NB. This is not a primary statement and does not form part of the cash flow statement.

Notes to the financial statements

Note 1 Accounting policies

General information

Tesco PLC is a public limited company incorporated in the United Kingdom under the Companies Act 1985 (Registration number 445790). The address of the registered office is New Tesco House, Delamare Road, Cheshunt, Hertfordshire, EN8 9SL, UK.

As described in the Operating and financial review, the main activity of the Group is that of retailing and associated activities.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as endorsed by the European Union, and those parts of the Companies Act 1985 applicable to companies reporting under IFRSs.

These are the Group's first consolidated financial statements prepared under IFRSs and IFRS 1 'First time adoption of IFRS' has been applied. An explanation of how the transition from UK Generally Accepted Accounting Principles (UK GAAP) to IFRSs has affected the reported financial position, financial performance and cash flows of the Group are provided in notes 32 and 33.

Basis of preparation

The financial statements are presented in Pounds Sterling, rounded to the nearest million. They are prepared on the historical cost basis modified for the revaluation of certain financial instruments.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRSs Balance Sheet at 29 February 2004 for the purposes of transition to IFRSs, with the exception of IAS 32* and IAS 39† for which a one-year exemption has been taken, as allowed by IFRS 1.

Basis of consolidation

The Group financial statements consist of the financial statements of the ultimate parent Company (Tesco PLC), entities controlled by the Company (its subsidiaries) and the Group's share of interests in joint ventures and associates.

Where necessary, adjustments are made to the financial statements of subsidiaries, joint ventures and associates to bring the accounting policies used into line with those of the Group.

Subsidiaries

A subsidiary is an entity whose operating and financing policies are controlled, directly or indirectly, by Tesco PLC.

The accounts of the parent Company's subsidiary undertakings are prepared to dates around the Group year end apart from Tesco Taiwan Co. Limited, which for this reporting period have been prepared to 31 December 2005. Tesco Taiwan Co. Limited has a different year end to the Group as a result of the pending asset swap transaction with the Carrefour Group; keeping the year end as 31 December will facilitate an easier integration into the Carrefour Group.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Joint ventures and Associates

A joint venture is an entity in which the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more other venturers under a contractual agreement.

An associate is an undertaking, not being a subsidiary or joint venture, over which the Group has significant influence and can participate in the financial and operating policy decisions of the entity.

The Group's share of the results of joint ventures and associates is included in the Group Income Statement using the equity method of accounting. Investments in joint ventures and associates are carried in the Group Balance Sheet at cost plus post-acquisition changes in the Group's share of the net assets of the entity, less any impairment in value. The carrying values of investments in joint ventures and associates include acquired goodwill.

If the Group's share of losses in a joint venture or associate equals or exceed its investment in the joint venture or associate, the Group does not recognise further losses, unless it has incurred obligations to do so or made payments on behalf of the joint venture or associate.

Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group's interest in the entity.

Use of assumptions and estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

* 'Financial Instruments: Disclosure and Presentation'.

† 'Financial Instruments: Recognition and measurement'.

Material estimates and assumptions are made in particular with regard to establishing uniform depreciation and amortisation periods for the Group, impairment testing, parameters for measuring pension provisions, determination of the fair value of obligations under put options, the likelihood that tax assets can be realised and the classification of certain operations as held for sale.

Following a review of useful economic lives and residual values the estimated economic life of land premia has been revised from 40 years to infinite. The impact on the current year Income Statement is to reduce the annual land premia amortisation charge from £21m to nil.

Revenue

Revenue consists of sales through retail outlets and sales of development properties.

Revenue is recorded net of returns, vouchers and value-added taxes, when the significant risks and rewards of ownership have been transferred to the buyer. Commission income is recorded based on the terms of the contracts.

Other income

Interest income is recognised for the period to which it relates on the accruals basis. Dividends are recognised when a legal entitlement to payment arises.

Operating profit

Operating profit is stated after profit or loss from property-related items but before the share of results of joint ventures and associates, finance income and finance costs.

Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate line of business or geographical area of operations. Classification as a discontinued operation occurs upon disposal or earlier, if the operation meets the criteria to be classified as held for sale, under IFRS 5 'Non-current Assets held for sale'.

Property, plant and equipment

Property, plant and equipment assets are carried at cost less accumulated depreciation and any recognised impairment in value.

Depreciation is provided on a straight-line basis over the anticipated useful economic lives of the assets.

The following depreciation rates are applied for the Group:

- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost
- Leasehold properties with less than 40 years unexpired are depreciated by equal annual instalments over the unexpired period of the lease
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 10% to 33%.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

All tangible fixed assets are reviewed for impairment in accordance with IAS 36 'Impairment of Assets' when there are indications that the carrying value may not be recoverable.

Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. All other borrowing costs are recognised in the Income Statement in the period in which they occur.

Investment property

Investment property is property held to earn rental income and/or for capital appreciation rather than for the purpose of Group operating activities. Investment property assets are carried at cost less accumulated depreciation and any recognised impairment in value. The depreciation policies for Investment property are consistent with those described for owner-occupied property.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as a lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment in the lease.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

The Group as a lessee

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability is included in the Balance Sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligations so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Income Statement.

Rentals payable under operating leases are charged to the Income Statement on a straight-line basis over the term of the relevant lease.

Note 1 Accounting policies continued

Sale and leaseback

A sale and leaseback transaction is one where a vendor sells an asset and immediately reacquires the use of that asset by entering into a lease with the buyer. The accounting treatment of the sale and leaseback depends upon the substance of the transaction (by applying the lease classification principles described above) and whether or not the sale was made at the asset's fair value.

For sale and finance leasebacks, any apparent profit or loss from the sale is deferred and amortised over the lease term. For sale and operating leasebacks, generally the assets are sold at fair value, and accordingly the profit or loss from the sale is recognised immediately.

Following initial recognition, the lease treatment is consistent with those principles described above.

Business combinations and goodwill

All business combinations are accounted for by applying the purchase method.

On acquisition, the assets and liabilities and contingent liabilities of an acquired entity are measured at their fair value. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary, joint venture or associate at the date of acquisition. If the cost of acquisition is less than the fair value of the Group's share of the net assets of the acquired entity (i.e. a discount on acquisition) then the difference is credited to the Income Statement in the period of acquisition.

At the acquisition date of a subsidiary, goodwill acquired is recognised as an asset and is allocated to each of the cash-generating units expected to benefit from the business combination's synergies and to the lowest level at which management monitors the goodwill. Goodwill arising on the acquisition of joint ventures and associates is included within the carrying value of the investment.

Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Any impairment is recognised immediately in the Income Statement and is not subsequently reversed.

On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before 29 February 2004 (the date of transition to IFRSs) has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been restated and will not be included in determining any subsequent profit or loss on disposal.

Intangible assets

Acquired intangible assets

Acquired intangible assets, such as software or pharmacy licences, are measured initially at cost and are amortised on a straight-line basis over their estimated useful lives.

Internally-generated intangible assets – Research and development expenditure

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward only if all the criteria set out in IAS 38 'Intangible Assets' are met, namely:

- an asset is created that can be identified (such as software or new processes);
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Following the initial recognition of development expenditure, the cost is amortised over the project's estimated useful life, usually at 14%-25% of cost per annum.

Impairment of tangible and intangible assets excluding goodwill

At each Balance Sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and fair value less costs to sell. Inventories are valued at retail prices and reduced by appropriate margins to take into account factors such as average cost, obsolescence, seasonality and damage.

Cash and cash equivalents

Cash and cash equivalents in the Balance Sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through sale rather than continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale and it should be expected to be completed within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Pensions and similar obligations

The Group accounts for pensions and other post-employment benefits (principally private healthcare) under IAS19 'Employee Benefits'.

In respect of defined benefit plans, obligations are measured at discounted present value (using the projected unit credit method) whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the Income Statement; service costs are spread systematically over the expected service lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense as allowed by the December 2004 amendment to IAS 19, which has been adopted early by the Group.

Payments to defined contribution schemes are recognised as an expense as they fall due.

Share-based payments

Employees (including Directors) of the Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The fair value of employee share option plans is calculated at the grant date using the Black-Scholes model. In accordance with IFRS 2 'Share-based payment', the resulting cost is charged to the Income Statement over the vesting period. The value of the charge is adjusted to reflect expected and actual levels of vesting.

Income tax

The tax expense included in the Income Statement comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the Balance Sheet date.

Tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Deferred tax is provided using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Note 1 Accounting policies continued

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the Income Statement, except when it relates to items charged or credited directly to equity, in which case deferred tax is also dealt with in equity.

Deferred tax liabilities and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each Balance Sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and when the Group intends to settle its current tax assets and liabilities on a net basis.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each Balance Sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the Balance Sheet date. All differences are taken to the Income Statement for the period.

The financial statements of foreign subsidiaries are translated into Pounds Sterling according to the functional currency concept of IAS 21 'The Effects of Changes in Foreign Exchange Rates'. Since the majority of consolidated companies operate as independent entities within their local economic environment, their respective local currency is the functional currency. Therefore, assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated at exchange rates prevailing at the date of the Group Balance Sheet; profits and losses are translated into Pounds Sterling at average exchange rates for the relevant accounting periods. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

The financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the Balance Sheet date before they are translated into Pounds Sterling.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's Balance Sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are not interest-bearing and are stated at their nominal value, reduced by appropriate allowances for estimated irrecoverable amounts.

Investments

Investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired; at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Financial liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that gives a residual interest in the assets of the Group after deducting all of its liabilities.

Interest-bearing borrowings

Interest-bearing bank loans and overdrafts are initially recorded at the value of the amount received, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Income Statement over the period of the borrowings on an effective interest basis.

Trade payables

Trade payables are not interest-bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting – Accounting policy for year ended 25 February 2006

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading purposes, however if derivatives do not qualify for hedge accounting they are accounted for as such.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments, or by discounted cash flows or by the use of option valuation models. Where derivatives do not qualify for hedge accounting, any gains or losses on remeasurement are immediately recognised in the Income Statement. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge relationship and the item being hedged. To qualify for hedge accounting, the hedge relationship must be documented and tested for effectiveness.

In order to qualify for hedge accounting, the Group is required to document from inception the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at each period end to ensure that the hedge remains highly effective.

Fair value hedging

Derivative financial instruments are classified as fair value hedges when they hedge the Group's exposure to changes in the fair value of a recognised asset or liability. Any gain or loss from remeasuring the hedging instrument is recognised immediately in the Income Statement. Any change in the fair value of the hedged item, attributable to the hedged risk, is adjusted against the carrying value of the hedged item and recognised immediately in the Income Statement.

Derivative financial instruments qualifying for fair value hedge accounting are principally interest rate swaps.

Cash flow hedging

Derivative financial instruments are classified as cash flow hedges when they hedge the Group's exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecasted transaction.

The effective element of any gain or loss from remeasuring the derivative instrument is recognised directly in equity.

The associated cumulative gain or loss is removed from equity and recognised in the Income Statement in the same period or periods during which the hedged transaction affects the Income Statement. Any element of the remeasurement of the derivative instrument which does not meet the criteria for an effective hedge is recognised immediately in the Income Statement.

Derivative instruments qualifying for cash flow hedging are principally forward foreign exchange transactions and currency options.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Income Statement.

Net investment hedging

Derivative financial instruments are classified as net investment hedges when they hedge the Group's net investment in an overseas operation. The effective element of any gain or loss from remeasuring the derivative is recognised directly in equity. Any ineffective element is recognised immediately in the Income Statement. Gains and losses accumulated in equity are included in the Income Statement when the foreign operation is disposed of.

Derivative instruments qualifying for net investment hedging are principally forward foreign exchange transactions.

Derivative financial instruments – Accounting policy for year ended 26 February 2005

Derivative instruments utilised by the Group are interest rate swaps, floors and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the Income Statement.

Note 1 Accounting policies continued

Interest differentials on derivative instruments are recognised by adjusting net finance costs. Premia or discount on derivative instruments is amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements are valued at closing rates of exchange. Forward exchange contracts are valued at discounted closing forward rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

Treatment of put option on minority interest
The Group has an agreement with the Samsung Corporation to purchase the remaining shares of Samsung Tesco Co. Ltd. These shares are expected to be purchased in three tranches in 2007, 2011 and 2012. The purchase price will reflect the market value of these shares at the date of acquisition.

Under IAS 32, the net present value of the expected future payments are shown as a financial liability. At the end of each period, the valuation of the liability is reassessed with any changes recognised in the profit or loss for the period.

Provisions
Provisions for onerous leases are recognised when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease.

IFRSs transitional arrangements and early adoption
The rules for first-time adoption of IFRSs are set out in IFRS 1, which requires that the Group establishes its IFRS accounting policies for the 2005/06 reporting date and, in general, apply these retrospectively.

The standard allows a number of optional exemptions on transition to help companies simplify the move to IFRSs. The exemptions selected by the Group are set out below:

Business Combinations (IFRS 3)
The Group has elected to apply IFRS 3 prospectively from the date of transition to IFRSs rather than to restate previous business combinations.

Employee Benefits (IAS 19) – Actuarial gains and losses on defined benefit pension schemes
The Group has chosen to recognise all cumulative actuarial gains and losses in respect of employee defined benefit plans in full through reserves at the date of transition to IFRSs. Post-transition, the Group is applying the rules of the amendment to IAS 19, recognising actuarial gains and losses immediately in the Statement of Recognised Income and Expense.

Cumulative translation differences (IAS 21)
Cumulative foreign exchange movements on translation of foreign entities on consolidation have been set to nil as at 29 February 2004.

Financial Instruments (IAS 32 and IAS 39)
The Group opted to take advantage of the one-year exemption for implementation of the Financial Instruments standards. Therefore, for the 2004/05 comparatives, financial instruments continue to be accounted for and presented in accordance with UK GAAP. For 2005/06 financial reporting, adjustments have been made as at 27 February 2005 to reflect the differences between UK GAAP and IAS 32 and IAS 39 (note 33).

Recent accounting developments
IFRS 7 'Financial Instruments: Disclosures' and amendments to IAS 1 'Presentation of Financial Statements – Capital Disclosures' were issued in August 2005 and are effective for accounting periods beginning on or after 1 January 2007. These amendments revise and enhance previous disclosures required by IAS 32 and IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions'. These changes are not expected to have a material effect on the results and net assets of the Group.

Other standards, amendments and interpretations not expected to have a significant effect on the Group include: IFRS 6 'Exploration for and evaluation of mineral resources', amendment to IAS 39 'Cash flow hedge accounting of forecast intragroup transactions', amendment to IFRS 1, amendment to IAS 39 and IFRS 4 'Insurance contracts', IFRIC 5 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds' and IFRIC 7 'Applying the restatement approach under IAS 29 'Hyperinflationary accounting'.

Standards, amendments and interpretations still under review as to their effect on the Group include: Amendment to IAS 21 'The effect of changes in foreign exchange rates: net investment in a foreign operation', IFRIC 4 'Determining whether an arrangement contains a lease', IFRIC 6 'Liabilities arising from participating in a specific market – waste electrical and electronic equipment', IFRIC 8 'Scope of IFRS 2' and IFRIC 9 'Re-assessment of embedded derivatives'.

Note 2 Segmental reporting

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure. Secondary information is reported by a single business segment, retail and associated activities.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia and Japan. Given its pending transfer to the Carrefour Group, our Taiwanese business (previously included within the Asia segment) has been classified as a discontinuing operation in both the current and prior year.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly interest-bearing borrowings and taxation related assets/liabilities.

Inter-segment turnover between the geographical areas of business is not material.

Geographical segments

	Continuing operations				Discontinuing operation	Total Group
Year ended 25 February 2006	UK £m	Rest of Europe £m	Asia £m	Total £m	£m	£m
Revenue						
Sales (excluding VAT) to external customers	29,990	5,095	4,369	39,454	134	39,588
Result						
Segment operating profit/(loss)	1,788	263	229	2,280	(9)	2,271
Share of post-tax profit from Joint ventures and Associates	78	–	4	82	1	83
Net finance costs				(127)	(1)	(128)
Profit/(loss) before tax				2,235	(9)	2,226
Taxation				(649)	(1)	(650)
Profit/(loss) for the year				1,586	(10)	1,576

	Continuing operations					Discontinuing operation	Total Group
	UK £m	Rest of Europe £m	Asia £m	Other/ unallocated £m	Total £m	£m	£m
Assets and liabilities							
Segment assets	14,906	3,888	3,012	167	21,973	114	22,087
Investments in Joint ventures and Associates	461	2	13	–	476	–	476
Total assets	15,367	3,890	3,025	167	22,449	114	22,563
Segment liabilities	(5,025)	(708)	(692)	(6,608)	(13,033)	(86)	(13,119)
Total net assets					9,416	28	9,444
Other segment information							
Capital expenditure:							
– Property, plant and equipment	1,673	549	417	–	2,639	3	2,642
– Investment property	1	10	10	–	21	–	21
– Intangible assets	121	11	7	–	139	–	139
Depreciation:							
– Property, plant and equipment	508	146	95	–	749	4	753
– Investment property	–	4	5	–	9	–	9
Amortisation of intangible assets	63	7	6	–	76	–	76
Impairment losses recognised in the Income Statement	(29)	(18)	–	–	(47)	–	(47)
Reversal of prior period impairment losses through the Income Statement	29	23	–	–	52	–	52
Profit/(loss) arising on property-related items	90	(6)	(7)	–	77	–	77

Note 2 Segmental reporting continued

Year ended 26 February 2005	UK £m	Rest of Europe £m	Asia £m	Continuing operations Total £m	Discontinuing operation £m	Total Group £m
Revenue						
Sales to external customers	27,146	3,818	2,902	33,866	108	33,974
Result						
Segment operating profit/(loss)	1,556	243	153	1,952	(6)	1,946
Share of post-tax profit from Joint ventures and Associates	72	1	1	74	1	75
Net finance costs				(132)	(1)	(133)
Profit/(loss) before tax				1,894	(6)	1,888
Taxation				(541)	–	(541)
Profit/(loss) for the year				1,353	(6)	1,347

	Continuing operations						
	UK £m	Rest of Europe £m	Asia £m	Other/ unallocated £m	Total £m	Discontinuing operation £m	Total Group £m
Assets and liabilities							
Segment assets	13,206	3,755	2,486	214	19,661	78	19,739
Investment in Joint ventures and Associates	255	1	151	–	407	9	416
Total assets					20,068	87	20,155
Segment liabilities	(4,030)	(788)	(565)	(6,092)	(11,475)	(26)	(11,501)
Total net assets					8,593	61	8,654
Other segment information							
Capital expenditure:							
– Property, plant and equipment	1,637	358	247	–	2,242	5	2,247
– Investment property	–	88	7	–	95	1	96
– Intangible assets	90	9	8	–	107	–	107
Depreciation:							
– Property, plant and equipment	487	110	67	–	664	2	666
– Investment property	–	5	3	–	8	–	8
Amortisation of intangible assets	54	4	4	–	62	–	62
Profit/(loss) arising on property-related items	21	31	(3)	–	49	–	49

Business segments

The Group has one business segment; retail.

	2006 £m	2005 £m
Revenue	39,588	33,974
Segment assets	22,087	19,739
Capital expenditure	2,802	2,450

Note 3 Income and expenses

From continuing operations	2006 £m	2005 £m
The profit before tax and finance costs is stated after charging/(crediting) the following:		
Other income		
Profit arising on property-related items	(77)	(49)
Rental income, of which £140m (2005 – £93m) relates to investment properties	(175)	(119)
Other expenses		
Direct operating expenses arising on rental earning investment properties	46	28
Cost of sales		
Costs of inventories recognised as an expense	29,640	25,268
Selling, general and administrative expenses		
Depreciation of Property, plant and equipment and Investment property	758	672
Reversal of impairment of Property, plant and equipment	(5)	–
Amortisation of internally-generated development intangible assets	56	46
Amortisation of other intangibles	20	16
Operating lease expenses (a)	360	283

(a) Operating lease expenses include £71m (2005 – £69m) for hire of plant and machinery.

	2006 £m	2005 £m
Auditors' remuneration		
Auditors' remuneration for audit services (see below)	3	2

Amounts payable to PricewaterhouseCoopers LLP and their associates by the Group in respect of non-audit services were £3m (2005 – £2m).

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2006 £m	2005 £m
Audit services:		
– statutory audit	2.0	1.7
– audit-related	0.7	0.4
	2.7	2.1
Further assurance services	0.4	0.7
Tax advisory services	2.5	1.1
Other services	0.2	0.2
	3.1	2.0
Total auditors' remuneration	5.8	4.1

Fees for further assurance services principally comprise transactions support and accounting advice on treasury-related schemes.

In addition to the amounts shown above, the auditors received fees of £0.1m (2005 £0.1m) for the audit of the main Group pension scheme.

A description of the work of the Audit Committee is set out in the corporate governance report on pages 21 to 23 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by PricewaterhouseCoopers LLP.

Note 4 Employment costs, including Directors' remuneration

	2006 £m	2005 £m
Wages and salaries	3,473	3,033
Social security costs	271	217
Post-employment benefits	335	273
Share-based payments expense – equity settled	190	173
	4,269	3,696

The average number of employees during the year was: UK 261,578 (2005 – 245,286), Rest of Europe 62,925 (2005 – 55,781), Asia 43,710 (2005 – 34,683) and the average number of full-time equivalents was: UK 175,459 (2005 – 163,006), Rest of Europe 55,160 (2005 – 47,204) and Asia 42,405 (2005 – 32,770).

Note 5 Finance income and costs

	2006 £m	2005 £m
Finance income		
Bank interest receivable and similar income on cash and cash equivalents	89	99
Net pension finance income (note 23)	25	4
Total finance income (on historical cost basis)	114	103
Finance costs		
Interest payable on short-term bank loans and overdrafts repayable within five years	(77)	(56)
Interest payable on long-term bank loans and overdrafts repayable after five years	–	(14)
Finance charges payable under finance leases and hire purchase contracts	(6)	(17)
4% unsecured deep discount loan stock 2006 (a)	(12)	(11)
0.7% 50bn JPY Medium Term Note (MTN) 2006	(2)	(2)
6% 150m GBP MTN 2006	(9)	(9)
7½% 325m GBP MTN 2007	(24)	(24)
5¼% 500m EUR MTN 2008	(18)	(18)
6% 250m GBP MTN 2008	(15)	(15)
5⅛% 350m GBP MTN 2009	(18)	(18)
4¾% 750m EUR MTN 2010	(25)	(25)
6⅝% 150m GBP MTN 2010	(10)	(10)
4% RPI GBP MTN 2016 (b)	(15)	(15)
5½% 350m GBP MTN 2019	(19)	(19)
3.322% LPI GBP MTN 2025 (c)	(14)	(14)
6% 200m GBP MTN 2025	(12)	(12)
5½% 200m GBP MTN 2033	(11)	(11)
Other bonds	(12)	(8)
Capitalised interest	67	63
Total finance costs (on historical cost basis)	(232)	(235)
IAS 32 and IAS 39 unrealised finance costs	(9)	–
Total finance costs	(241)	(235)

(a) Interest payable on the 4% unsecured deep discount loan stock 2006 includes £7m (2005 – £6m) of discount amortisation.
(b) Interest payable on the RPI GBP MTN 2016 includes £6m (2005 – £6m) of RPI related amortisation.
(c) Interest payable on the LPI GBP MTN 2025 includes £7m (2005 – £7m) of RPI related amortisation.

Note 6 Taxation

Recognised in the Income Statement

	2006 £m	2005 £m
Current tax expense		
UK corporation tax	555	426
Foreign tax	59	56
Adjustments in respect of prior years	50	(70)
	664	412
Deferred tax expense		
Origination and reversal of temporary differences	(16)	96
Benefit of tax losses recognised	(2)	–
Benefit of tax losses recognised – adjustments in respect of prior years	(3)	–
Adjustments in respect of prior years	7	33
	(14)	129
Total income tax expense from continuing and discontinuing operations	650	541
Income tax on discontinuing operation (note 7)	(1)	–
Total income tax expense from continuing operations	649	541

UK corporation tax is calculated at 30% (2005 – 30%) of the estimated assessable profit for the year. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Reconciliation of effective tax charge for continuing operations

	2006 £m	2005 £m
Profit before tax	2,235	1,894
Effective tax charge at 30%	(670)	(568)
Effect of:		
– non-taxable income/(non-deductible expenses)	25	(53)
– differences in overseas taxation rates	26	22
– adjustments in respect of prior years	(54)	37
– share of results of Joint ventures	24	21
Total income tax charge for the year from continuing operations	(649)	(541)
Effective tax rate	29.0%	28.6%

Tax on items charged to equity

	2006 £m	2005 £m
Current tax credit/(charge) on:		
– foreign exchange movements	2	16
– IAS 32 and IAS 39 movement	(5)	–
	(3)	16
Deferred tax credit/(charge) on:		
– IAS 32 and IAS 39 movement	(6)	–
– share-based payments	11	9
– pensions	131	67
	136	76
Total tax on items charged to equity	133	92

Note 6 Taxation continued

Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior year:

	Accelerated tax depreciation £m	Retirement benefit obligation £m	Share-based payments £m	Short-term timing differences £m	Tax losses £m	IAS 32 and IAS 39 £m	Total £m
At 28 February 2004	(694)	202	40	21	5	–	(426)
Charge to the Income Statement	(99)	(55)	23	4	(2)	–	(129)
Charge to equity	–	67	9	–	–	–	76
Foreign exchange differences	(5)	–	–	2	–	–	(3)
At 26 February 2005	(798)	214	72	27	3	–	(482)
Adoption of IAS 32 and IAS 39	–	–	–	–	–	28	28
Charge to the Income Statement	(35)	19	22	3	5	–	14
Charge to equity	–	131	11	–	–	(6)	136
Disposal of subsidiary	–	–	–	1	–	–	1
Foreign exchange differences	(4)	–	–	1	–	–	(3)
	(837)	364	105	32	8	22	(306)
Discontinuing operation	(2)	–	–	–	–	–	(2)
At 25 February 2006	(839)	364	105	32	8	22	(308)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2006 £m	2005 £m
Deferred tax assets	12	14
Deferred tax liabilities	(320)	(496)
	(308)	(482)

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures, because the earnings are continually reinvested by the Group and no tax is expected to be payable on them in the foreseeable future. The temporary difference unrecognised at the year end amounted to £461m (2005 – £322m).

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profits will be available against which the Group can utilise the benefits.

	2006 £m	2005 £m
Deductible temporary differences	3	1
Tax losses (primarily discontinuing operation)	17	16
	20	17

Note 7 Discontinuing operation and assets classified as held for sale

	2006 £m
Assets of the disposal group	114
Non-current assets classified as held for sale	54
Total non-current assets classified as held for sale and assets of the disposal group	168
Total liabilities directly associated with the disposal group	(86)
Total net assets classified as held for sale	82

Discontinuing operation and the assets of the disposal group

On 30 September 2005 the Group entered into an agreement to dispose of its operation in Taiwan to Carrefour as part of a transaction to acquire Carrefour's businesses in the Czech Republic and Slovakia. This operation, which is expected to be sold within twelve months of the Balance Sheet date, has been classified as a disposal group. The assets of the business are presented separately in the Balance Sheet, and the net result for the year presented within discontinuing operation in the Income Statement.

The proceeds of disposal are expected to exceed the carrying value of the related net assets and accordingly no further impairment losses have been recognised on the classification of these operations as held for sale.

The table below shows the results of the Taiwanese business that are included in the results of the total Group for the current and prior periods.

Income Statement

	2006 £m	2005 £m
Revenue	134	108
Cost of sales	(111)	(91)
Administrative expenses	(32)	(23)
Net finance costs	(1)	(1)
Share of profit of discontinuing joint venture	1	1
Loss before tax of discontinuing operation	(9)	(6)
Tax related to trading loss	(1)	–
	(10)	(6)

The effect of the discontinuing operation on segment results is disclosed in note 2.

Cash Flow Statement

	2006 £m	2005 £m
Net cash flows from operating activities	(6)	3
Net cash flows from investing activities	(6)	(4)
Net cash flows from financing activities	10	2
	(2)	1

Balance Sheet

	2006 £m
Property, plant and equipment	68
Investment property	18
Investment in Joint venture	10
Inventories	9
Trade and other receivables	7
Cash and cash equivalents	2
Assets of the disposal group	114
Bank loans and overdrafts	(57)
Trade and other payables	(28)
Tax liabilities	(1)
Total liabilities directly associated with the disposal group	(86)

Non-current assets classified as held for sale

	2006 £m
Non-current assets classified as held for sale	54

The non-current assets classified as held for sale consist mainly of investment property held for sale.

Note 8 Dividends

	2006 pence/share	2005 pence/share	2006 £m	2005 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend for the year ended 26 February 2005	5.27	4.77	410	365
Interim dividend for the year ended 25 February 2006	2.53	2.29	199	177
	7.80	7.06	609	542
Proposed final dividend for the year ended 25 February 2006	6.10	5.27	482	410

The proposed final dividend was approved by the Board of Directors on 24 April 2006 and is subject to the approval of shareholders at the Annual General Meeting. The proposed dividend has not been included as a liability as at 25 February 2006, in accordance with IAS 10 'Events after the balance sheet date'. It will be paid on 14 July 2006 to shareholders who are on the register of members on 5 May 2006.

Note 9 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year (adjusted for the effects of potentially dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

			2006			2005
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit (£m)						
Continuing operations	1,580	–	1,580	1,350	–	1,350
Discontinuing operation	(10)	–	(10)	(6)	–	(6)
Total	1,570	–	1,570	1,344	–	1,344
Weighted average number of shares (million)	7,823	109	7,932	7,707	97	7,804
Earnings per share (pence)						
Continuing operations	20.20	(0.28)	19.92	17.52	(0.22)	17.30
Discontinuing operation	(0.13)	–	(0.13)	(0.08)	–	(0.08)
Total	20.07	(0.28)	19.79	17.44	(0.22)	17.22

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these financial statements which would significantly change the earnings per share calculations shown above.

Note 10 Goodwill and intangible assets

	Internally generated development costs £m	Pharmacy and software licences £m	Other intangible assets £m	Goodwill £m	Total £m
Cost					
At 26 February 2005	393	144	59	1,192	1,788
Foreign currency translation	1	3	4	19	27
Additions	115	21	3	–	139
Acquisitions through business combinations	–	–	–	27	27
Reclassification across categories	1	27	(23)	(2)	3
Disposals	(52)	(2)	–	(1)	(55)
At 25 February 2006	458	193	43	1,235	1,929
Accumulated amortisation and impairment losses					
At 26 February 2005	190	82	10	98	380
Foreign currency translation	–	2	–	–	2
Amortisation for the year	56	19	1	–	76
Reclassification across categories	–	8	(8)	–	–
Disposals	(52)	(2)	–	–	(54)
At 25 February 2006	194	109	3	98	404
Net carrying value					
At 25 February 2006	264	84	40	1,137	1,525
At 26 February 2005	203	62	49	1,094	1,408

	Internally generated development costs £m	Pharmacy and software licences £m	Other intangible assets £m	Goodwill £m	Total £m
Cost					
At 28 February 2004	315	129	45	1,048	1,537
Foreign currency translation	–	1	7	82	90
Additions	85	15	7	70	177
Disposals	(7)	(1)	–	(8)	(16)
At 26 February 2005	393	144	59	1,192	1,788
Accumulated amortisation and impairment losses					
At 28 February 2004	150	72	4	91	317
Foreign currency translation	(1)	(1)	1	7	6
Amortisation for the year	46	11	5	–	62
Disposals	(5)	–	–	–	(5)
At 26 February 2005	190	82	10	98	380
Net carrying value					
At 26 February 2005	203	62	49	1,094	1,408
At 28 February 2004	165	57	41	957	1,220

There are no intangible assets, other than goodwill, with indefinite useful lives.

Note 10 Goodwill and intangible assets continued

Impairment of goodwill

Goodwill arising on business combinations is not amortised but is reviewed for impairment on an annual basis or more frequently if there are indications that goodwill may be impaired. Goodwill acquired in a business combination is allocated to groups of cash-generating units according to the level at which management monitor that goodwill.

Recoverable amounts for cash-generating units are based on value in use, which is calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in margins. Management estimates discount rates using pre-tax rates that reflect current market assessment of the time value of money and the risks specific to the cash-generating units. Changes in selling prices and direct costs are based on past experience and expectations of future changes in the market.

The forecasts are extrapolated beyond five years based on estimated growth rates (generally 3%-4%).

The pre-tax discount rates used to calculate value in use range from 9%-11% (2005 and 2004: 10%-13%). This discount rate is derived from the Group's post-tax weighted average cost of capital as adjusted for the specific risks relating to each geographical region.

In February 2006, 2005 and 2004 impairment reviews were performed by comparing the carrying value of goodwill with the recoverable amount of the cash-generating units to which goodwill has been allocated. Management determined that there has been no impairment.

The components of goodwill are as follows:

	2006 £m	2005 £m	2004 £m
UK	466	463	414
Poland	331	323	252
Thailand	115	107	109
Japan	133	135	121
Turkey	55	49	43
South Korea	32	10	8
Other	5	7	10
	1,137	1,094	957

Note 11 Property, plant and equipment

	Land and buildings £m	Plant, equipment, fixtures and fittings and motor vehicles £m	Total £m
Cost			
At 26 February 2005	14,247	4,298	18,545
Foreign currency translation	198	45	243
Additions (a)	1,935	707	2,642
Acquisitions through business combinations	20	3	23
Reclassification across categories	(208)	11	(197)
Classified as held for sale	(74)	(15)	(89)
Disposals	(555)	(342)	(897)
At 25 February 2006	15,563	4,707	20,270
Accumulated depreciation and impairment losses			
At 26 February 2005	1,705	2,319	4,024
Foreign currency translation	9	19	28
Charge for the year	250	503	753
Reclassification across categories	(1)	1	–
Classified as held for sale	(5)	(6)	(11)
Disposals	(139)	(262)	(401)
Impairment losses	40	7	47
Reversal of impairment losses	(44)	(8)	(52)
At 25 February 2006	1,815	2,573	4,388
Net carrying value (b)(c)(d)			
At 25 February 2006	13,748	2,134	15,882
At 26 February 2005	12,542	1,979	14,521
Capital work in progress included above (e)			
At 25 February 2006	699	82	781

(a) Includes £67m (2005 – £63m) in respect of interest capitalised, principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the year was 5.1% (2005 – 5.7%). Interest capitalised is deducted in determining taxable profit in the year in which it is incurred.

(b) Net carrying value includes capitalised interest at 25 February 2006 of £655m (2005 – £597m).
The cost of land and buildings includes £102m (2005 – £85m) in respect of assets held under finance leases. The related accumulated depreciation at the end of the year was £14m (2005 – £10m). These assets are pledged as security for the finance lease liabilities.
The cost of plant, equipment, fixture and fittings and motor vehicles includes £388m (2005 – £392m) in respect of assets held under finance leases. The related accumulated depreciation at the end of the year was £367m (2005 – £354m).

(c) The net carrying value of land and buildings comprises:

	2006 £m	2005 £m
Freehold	12,616	11,485
Long leasehold – 50 years or more	541	520
Short leasehold – less than 50 years	591	537
Net carrying value	13,748	12,542

(d) Carrying value of land and buildings includes £9m (2005 – £13m) relating to the prepayment of lease premiums.

(e) Capital work in progress does not include land.

Note 11 Property, plant and equipment continued

	Land and buildings £m	Plant, equipment, fixtures and fittings and motor vehicles £m	Total £m
Cost			
At 28 February 2004	13,094	4,002	17,096
Foreign currency translation	302	81	383
Additions (a)	1,655	592	2,247
Acquisitions through business combinations	46	2	48
Reclassification across categories	(78)	53	(25)
Disposals	(772)	(432)	(1,204)
At 26 February 2005	14,247	4,298	18,545
Accumulated depreciation and impairment losses			
At 28 February 2004	1,619	2,224	3,843
Foreign currency translation	23	37	60
Charge for the period	223	443	666
Reclassification across categories	1	1	2
Disposals	(161)	(386)	(547)
At 26 February 2005	1,705	2,319	4,024
Net carrying value (b)(c)(d)			
At 26 February 2005	12,542	1,979	14,521
At 28 February 2004	11,805	1,448	13,253
Capital work in progress included above (e)			
At 26 February 2005	540	74	614

Impairment of Property, plant and equipment

The Group has determined that for the purposes of impairment testing, each store is a cash-generating unit. Cash-generating units are tested for impairment if there are indications of impairment at the Balance Sheet date.

Recoverable amounts for cash-generating units are based on value in use, which is calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in margins. Management estimates discount rates using pre-tax rates that reflect current market assessment of the time value of money and the risks specific to the cash-generating units. Changes in selling prices and direct costs are based on past experience and expectations of future changes in the market.

The forecasts are extrapolated beyond five years based on estimated long term growth rates (generally 3%-4%).

The pre-tax discount rates used to calculate value in use range from 9%-11% (2005 and 2004: 10%-13%) depending on the specific conditions in which each store operates. This discount rate is derived from the Group's post-tax weighted average cost of capital.

The Group's cash-generating units were reviewed for impairment on transition to IFRSs using the methodology and assumptions outlined above. This review resulted in impairment losses of £142m as at 29 February 2004. Due to movements in foreign exchange rates, the impairment losses increased to £152m as at 26 February 2005.

The following amounts have been (charged)/credited to operating costs in the Income Statement during the current and prior year.

	2006 £m	2005 £m
Impairment losses		
UK	(29)	–
Rest of Europe	(18)	–
Asia	–	–
	(47)	–
Reversal of impairment losses		
UK	29	–
Rest of Europe	23	–
Asia	–	–
	52	–
Net reversal of impairment losses	5	–

The impairment losses relate to stores whose recoverable amounts (either value in use or fair value less costs to sell) do not exceed the asset carrying values. In all cases, impairment losses arose due to stores performing below budgeted trading levels.

The reversal of previous impairment losses arose principally due to improvements in stores' performances over the last year and a reduction in the weighted average cost of capital, which increases the net present value of future cash flows.

In all cases, the impairment losses charged or reversed during the year have been measured relative to the value in use of the stores.

Note 12 Investment property

	£m
Cost	
At 26 February 2005	595
Foreign currency translation	36
Additions	21
Transfers	194
Classified as held for sale	(58)
Disposals	(3)
At 25 February 2006	785
Accumulated depreciation and impairment losses	
At 26 February 2005	30
Foreign currency translation	2
Charge for the period	9
Classified as held for sale	(1)
At 25 February 2006	40
Net carrying value	
At 25 February 2006	745
At 26 February 2005	565

	£m
Cost	
At 28 February 2004	491
Foreign currency translation	49
Additions	96
Transfers	14
Disposals	(55)
At 26 February 2005	595
Accumulated depreciation and impairment losses	
At 28 February 2004	18
Foreign currency translation	6
Charge for the period	8
Disposals	(2)
At 26 February 2005	30
Net carrying value	
At 26 February 2005	565
At 28 February 2004	473

The estimated fair value of the Group's Investment property is £1,373m (2005 – £899m). This value has been determined by applying an appropriate rental yield to the rentals earned by the Investment property. A valuation has not been performed by an independent valuer.

Note 13 Group entities

Significant subsidiaries

The Group consolidates its subsidiary undertakings; the principal subsidiaries are:

	Business activity	Share of issued ordinary share capital, and voting rights	Country of incorporation
Tesco Stores Limited*	Retail	100%	England
Tesco Distribution Limited*	Distribution	100%	England
Tesco Property Holdings Limited*	Property	100%	England
Tesco Insurance Limited*	Insurance	100%	Guernsey
Valiant Insurance Company Limited	Insurance	100%	Republic of Ireland
One Stop Stores Limited (formerly T&S Stores Limited)	Retail	100%	England
Tesco Ireland Limited*	Retail	100%	Republic of Ireland
Tesco Global Aruhazak Rt.*	Retail	99%	Hungary
Tesco Polska Sp. z o.o.*	Retail	100%	Poland
Tesco Stores Č R a.s.*	Retail	100%	Czech Republic
Tesco Stores S R a.s.*	Retail	100%	Slovakia
Samsung Tesco Co. Limited*	Retail	89%	South Korea
Ek-Chai Distribution System Co. Ltd*	Retail	99%	Thailand
Tesco Taiwan Co. Limited*	Retail	100%	Taiwan
Tesco Stores Malaysia Sdn Bhd*	Retail	70%	Malaysia
Tesco Stores Hong Kong Limited*	Purchasing	100%	Hong Kong
C Two-Network Co. Ltd*	Retail	100%	Japan
Tesco Kipa A.Ş.	Retail	93%	Turkey

* Held by an intermediate subsidiary.

All principal subsidiary undertakings operate in their country of incorporation.

The accounting period-ends of the subsidiary undertakings consolidated in these financial statements are on or around 25 February 2006, with the exception of Tesco Taiwan Co. Ltd which has an accounting period end of 31 December 2005.

A full list of the Group's operating subsidiary undertakings will be annexed to the next Annual Return filed at Companies House.

There are no significant restrictions on the ability of subsidiary undertakings to transfer funds to the parent, other than those imposed by the Companies Act 1985.

Note 13 Group entities continued

Interests in Joint ventures and Associates

The Group uses the equity method of accounting for joint ventures and associates. The following table shows the aggregate movement in the Group's investment in joint ventures and associates:

	Joint ventures £m	Associates £m	Total £m
At 28 February 2004	310	21	331
Additions	148	5	153
Effect of change in foreign exchange rates	(5)	(3)	(8)
Share of profit/(loss) of Joint ventures and Associates	78*	(3)	75*
Income received from Joint ventures and Associates	(135)	–	(135)
At 26 February 2005	396	20	416
IAS 32 and IAS 39 restatement	13	–	13
Additions	35	1	36
Effect of change in foreign exchange rates	19	1	20
Share of profit/(loss) of Joint ventures and Associates	85*	(2)	83*
Income received from Joint ventures and Associates	(82)	–	(82)
Transferred to Non-current assets held for sale	(10)	–	(10)
At 25 February 2006	456	20	476

* Includes £1m profit on the discontinuing Joint venture, Taiwan Charn Yang Developments Limited.

Joint ventures

The Group's principal joint ventures are:

	Business activity	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of incorporation
Shopping Centres Limited	Property Investment	50%	England
BLT Properties Limited	Property Investment	50%	England
Tesco BL Holdings Limited	Property Investment	50%	England
Tesco British Land Property Partnership*	Property Investment	50%	England
Tesco Property Limited Partnership*	Property Investment	50%	England
Arena (Jersey) Management Limited*	Property Investment	50%	Jersey
The Tesco Property (No. 2) Limited Partnership*	Property Investment	50%	Jersey
Tesco Personal Finance Group Limited	Personal Finance	50%	Scotland
Tesco Home Shopping Limited	Mail Order Retail	60%	England
Tesco Mobile Limited*	Telecommunications	50%	England
dunnhumby Limited*	Data Analysts	53%	England
Nutri Centres Limited*	Complementary Medicines	50%	England
Taiwan Charn Yang Developments Limited*	Property Investment	50%	Taiwan
Hymall*	Retail	50%	Republic of China
Retail Property Company Limited*	Property Investment	50%	Thailand
Tesco Card Services Limited*	Personal Finance	50%	Thailand

* Held by an intermediate subsidiary.

The accounting period-ends of the joint ventures consolidated in these financial statements range from 31 December 2005 to 28 February 2006. Accounting period-end dates different from those of the Group arise for commercial reasons and depend upon the requirements of the joint venture partner as well as those of the Group.

Note 13 Group entities continued

Although Tesco Home Shopping and dunnhumby are 60% and 53% owned, respectively, they are treated as joint ventures in the Group accounts because the parties to each of the ventures work together with equal powers to control the entities. Each venturer in the respective entity retain the power of veto and overall key strategic, operational and financial decisions require the consent of both parties.

The investment in Taiwan Charn Yang Developments Limited has been transferred to assets held for sale due to its impending transfer to Carrefour as part of the asset swap deal detailed in note 7.

The share of the assets, liabilities, revenue and profit of the joint ventures which are included in the consolidated financial statements, are as follows:

	2006 £m	2005 £m
Assets	5,014	4,297
Liabilities	(4,749)	(4,054)
Goodwill	185	150
Cumulative unrecognised losses	6	3
	456	396
Revenue	586	379
Profit for the period	85	78

The unrecognised share of losses made by joint ventures in the year to 25 February 2006 was £3m (2005 – £2m).

Associates

The Group's principal associates are:

	Business activity	Share of issued capital, loan capital and debt securities	Country of incorporation and principal country of operation
Greenergy Fuels Limited	Fuel Supplier	25%	England
GroceryWorks Holdings Inc	Internet Retailer	38.5%	United States of America

The share of the assets, liabilities, revenue and profit of the Group's associates, which are included in the consolidated financial statements, are as follows:

	2006 £m	2005 £m
Assets	72	43
Liabilities	(65)	(36)
Goodwill	13	13
	20	20
Revenue	174	103
Loss for the period	(2)	(3)

The accounting period end of the associates consolidated in these financial statements range from 31 December 2005 to 28 February 2006.

There are no significant restrictions on the ability of associated undertakings to transfer funds to the parent, other than those imposed by the Companies Act 1985.

Note 14 Other investments

	2006 £m	2005 £m
Shares – unlisted	–	7
Shares – listed	4	–
	4	7

Other investments are available-for-sale financial assets consisting of ordinary shares, and therefore have no fixed maturity date or coupon rate.

The fair value of the unlisted available-for-sale investments has been estimated using a valuation technique based on assumptions that are not supported by observable market prices or rates. The fair value of the listed available-for-sale investments is based on quoted market prices at the Balance Sheet date.

The following table shows the aggregate movement in the Group's Other investments during the year:

	£m
At 26 February 2005	7
Restatement as at 27 February 2005 under IAS 39	(7)
At 27 February 2005 – restated	–
Additions	2
Revaluation through equity	2
At 25 February 2006	4

Note 15 Inventories

	2006 £m	2005 £m
Goods held for resale	1,457	1,306
Development properties	7	3
	1,464	1,309

Accumulated capitalised interest within development properties at 25 February 2006 was £0.4m (2005 – £0.6m).

Note 16 Trade and other receivables

	2006 £m	2005 £m
Prepayments and accrued income	86	48
Finance lease receivables (note 31)	17	–
Other receivables	648	585
Amounts owed by Joint ventures and Associates	141	136
	892	769

Included within Trade and other receivables are the following amounts receivable after more than one year:

	2006 £m	2005 £m
Prepayments and accrued income	–	2
Finance lease receivables	11	–
Other receivables	118	60
Amounts owed by Joint ventures and Associates	121	126
	250	188

Note 17 Cash and cash equivalents

	2006 £m	2005 £m
Cash at bank and in hand	964	800
Short-term deposits	361	346
	1,325	1,146

The effective rate of interest on short-term deposits is 3.9% and the average maturity term is 2 weeks.

Note 18 Trade and other payables

Current

	2006 £m	2005 £m
Trade payables	2,832	2,819
Other taxation and social security	216	221
Other payables	1,257	1,236
Amounts payable to Joint ventures and Associates	79	29
Accruals and deferred income	693	663*
Dividends	6	6
	5,083	4,974

* Includes £163m attributable to realised gains on terminated interest rate swaps. Under IFRS these have been reclassified as part of the IAS 32 and IAS 39 adjustments (note 33).

Non-current

	2006 £m	2005 £m
Other payables	29	21

Note 19 Borrowings

Current

	Par value	Effective interest rate %	Effective interest rate after hedging transactions %	Maturity year	2006 £m	2005 £m
Bank loans and overdrafts (a)		4.5	4.5	2006	1,013	471
4% unsecured deep discount loan stock	£125m	10.2	10.8	2006	122	–
6% 150m GBP Medium Term Note (MTN)	£150m	6.0	4.9	2006	158	–
0.7% 50bn JPY MTN (b)	¥50bn	0.7	4.8	2006	247	–
Other MTNs		4.8	4.8	2006	86	–
Finance leases (note 31)		8.3	8.3	–	20	11
					1,646	482

(a) Includes £9m (2005 – £9m) of loans from Joint ventures and Associates.

(b) The MTNs denominated in currencies other than Pounds Sterling have been swapped into Pounds Sterling liabilities.

Note 19 Borrowings continued

Non-current

	Par value	Effective interest rate %	Effective interest rate after hedging transactions %	Maturity Year	2006 £m	2005 £m
Finance leases (note 31)	–	10.9	10.9	–	84	77
4% unsecured deep discount loan stock	£125m	10.2	10.2	2006	–	116
6% MTN	£150m	6.0	4.9	2006	–	150
0.7% MTN (b)	¥50bn	0.7	4.8	2006	–	285
7.5% MTN	£325m	7.6	4.8	2007	344	325
6% MTN	£250m	6.0	4.9	2008	268	250
5.25% MTN (b)	€500m	5.3	5.0	2008	366	345
5.125% MTN	£350m	5.3	4.8	2009	355	350
6.625% MTN	£150m	6.7	6.7	2010	153	150
4.75% MTN (b)	€750m	4.8	5.2	2010	548	528
4% RPI MTN (c)	£229m	6.5	6.5	2016	236	226
5.5% MTN	£350m	5.6	5.6	2019	349	350
3.322% LPI MTN (d)	£235m	5.9	5.9	2025	236	228
6% MTN	£200m	6.1	6.4	2029	214	200
5.5% MTN	£200m	5.6	5.7	2033	213	200
Other MTNs (e)	–	2.5	2.5	–	278	334
Other loans (f)	–	5.3	5.3	–	98	449
					3,742	4,563

(b) The MTNs denominated in currencies other than Pounds Sterling have been swapped into Pounds Sterling liabilities.
(c) The 4% RPI MTN is redeemable at par, indexed for increases in the RPI over the life of the MTN.
(d) The 3.322% LPI MTNs are redeemable at par, indexed for increases in the RPI over the life of the MTN. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%.
(e) The other MTNs are of various maturities and include Pounds Sterling and foreign currency denominated notes, swapped into floating rate Pounds Sterling.
(f) Various bank loans maturing between 2007 and 2008.

Borrowing facilities

The Group has the following undrawn committed facilities available at 25 February 2006, in respect of which all conditions precedent had been met as at that date:

	2006 £m	2005 £m
Expiring within one year	–	–
Expiring between one and two years	–	561
Expiring in more than two years	1,750	–
	1,750	561

All facilities incur commitment fees at market rates and would provide funding at floating rates.

Note 20 Financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the Operating and financial review on page 16.

The following tables provide details of financial instruments in accordance with the relevant IFRSs (including IAS 32 and IAS 39, which the Group adopted as at 27 February 2005). Comparative figures for the year ended 26 February 2005 (before the adoption of IAS 32 and IAS 39) are also provided in the tables that follow those for the current year.

Carrying values of derivative financial instruments and other liabilities in the Balance Sheet:

	2006	
	Assets £m	Liabilities £m
Current		
Interest rate swaps and similar instruments	11	(69)
Forward foreign currency contracts	59	(170)
	70	(239)
Non-current		
Interest rate swaps and similar instruments	–	(46)
Forward foreign currency contracts	–	(2)
Put option on Samsung Tesco Co. Limited minority interest	–	(246)
	–	(294)

Fair values

Fair values of financial assets and financial liabilities are disclosed below:

	2006	
	Carrying value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:		
Short-term borrowings	(1,626)	(1,641)
Long-term borrowings	(3,658)	(3,848)
Finance leases (Group as lessor – note 31)	17	17
Finance leases (Group as lessee – note 31)	(104)	(104)
Cash and cash equivalents	1,325	1,325
Derivative financial instruments held to manage the interest rate and currency profile:		
Interest rate swaps and similar instruments	(104)	(104)
Forward foreign currency contracts	(113)	(113)
Put option on Samsung Tesco Co. Limited minority interest	(246)	(246)
	(4,509)	(4,714)

The fair values of financial instruments and derivatives have been determined by reference to prices available from the markets on which the instruments are traded. The fair value of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

Note 20 Financial instruments continued

Financial instruments under IFRS (including IAS 32 and IAS 39)

Analysis of interest rate exposure of financial assets and liabilities

The interest rate exposure of financial assets and liabilities of the Group as at 25 February 2006, after taking into account the effect of interest rate swaps, was:

	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Fixed rate							
Finance lease receivables	6	6	5	–	–	–	17
Bank and other loans	(147)	(161)	–	(98)	(153)	(861)	(1,420)
Finance lease payables	(20)	(11)	(8)	(3)	(3)	(59)	(104)
Floating rate							
Cash and cash equivalents	1,325	–	–	–	–	–	1,325
Bank and other loans	(1,479)	(386)	(662)	(355)	(555)	(427)	(3,864)

Hedging activities

Fair value hedges

The Group uses interest rate swaps and cross-currency swaps to hedge the fair value of fixed rate bonds, this means the fixed rate bonds are hedged against changes to their fair value resulting from changes in interest rates and foreign exchange rates.

The fair value of swaps used for fair value hedging at the Balance Sheet date was a liability of £100m.

Cash flow hedges

The Group uses forward foreign exchange contracts and currency options to hedge the cost of future purchases of goods for resale, where those purchases are denominated in a currency other than that of the purchasing company. The hedging instruments are primarily used to hedge purchases in Euros and US Dollars. The cashflows hedged will occur within one year of the Balance Sheet date.

At the Balance Sheet date, the total notional amount of outstanding forward foreign exchange contracts to which the Group has committed was £548m.

The fair value of currency derivatives that are designated as effective cash flow hedges was an asset of £4m. This amount has been deferred as a component of equity.

Net investment hedges

The Group uses forward foreign exchange contracts, currency denominated borrowings and currency options to hedge the exposure of a proportion of its non-Sterling denominated assets against changes in value due to changes in foreign exchange rates.

The fair value of these instruments at the Balance Sheet date was a liability of £150m.

The Group has a Korean Won denominated liability relating to the future purchase of the minority shareholding of its subsidiary, Samsung Tesco Co. Limited. This liability has been designated as a net investment hedge on a proportion of the assets of Samsung Tesco Co. Limited. The carrying value of the liability at the Balance Sheet date was £246m.

Financial instruments not qualifying for hedge accounting

The Group has a number of financial instruments which do not meet the criteria for hedge accounting.

These instruments include forward foreign exchange contracts, currency options, caps, collars and interest rate swaps.

The fair value of these instruments at the Balance Sheet date was a liability of £5m.

Financial instruments under UK GAAP FRS 13 'Derivatives and other financial instruments: disclosures' (relating to the comparative period ended 26 February 2005)

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the Operating and financial review on page 16. Other than where these items have been included in the currency risk disclosures, short-term receivables and payables have been excluded from the following analysis.

Analysis of interest rate exposure and currency of financial liabilities

The interest rate exposure and currency profile of the financial liabilities of the Group as at 26 February 2005, after taking into account the effect of interest rate and currency swaps, were:

			2005
	Floating rate liabilities £m	Fixed rate liabilities £m	Total £m
Currency			
Sterling	–	2,203	2,203
Euro	577	24	601
Thai Baht	550	–	550
Czech Krona	335	139	474
Slovak Krona	13	31	44
Japanese Yen	23	141	164
Korean Won	654	–	654
Chinese Yuan	127	–	127
Other	149	22	171
Gross liabilities	2,428	2,560	4,988

	Fixed rate financial liabilities 2005	
	Weighted average interest rate 26 Feb 2005 %	Weighted average time for which rate is fixed Years
Currency		
Sterling	5.7	7
Euro	5.4	1
Japanese Yen	1.3	5
Czech Krona	3.9	3
Slovak Krona	4.3	3
Malaysian Ringgit	7.9	12
Taiwanese Dollar	4.5	–
Weighted average	5.5	6

Floating rate liabilities as at 26 February 2005 bore interest at rates based on relevant national LIBOR equivalents. The interest rate profile of the Group was further managed by the purchase of Euro interest rate collars with an aggregate notional principal of £145m. The average strike rate of the interest rate caps purchased was 6.76%, while the average strike rate of the interest rate floors sold was 2.98%. The average maturity of the collars as at 26 February 2005 was two and a half years. The value of these contracts as at 26 February 2005, if realised, would have resulted in a loss of £1.7m.

Sterling interest rate caps with an aggregate notional principal of £600m were purchased during the year ended 26 February 2005. The strike rate on these caps was 6% and the average maturity was five years. The value as at 26 February 2005 of these contracts, if realised, would have been £3.5m.

Retail Price Index funding of £226m, maturing in 2016, was outstanding as at 26 February 2005 and was classified as fixed rate debt. The interest rate payable on this debt was 4% and the principal was linked to the Retail Price Index. Limited Price Index funding, of £228m, maturing in 2025, was outstanding as at 26 February 2005 and was classified as fixed rate debt. The interest rate payable on this debt was 3.322% and the principal was linked to the Retail Price Index. The maximum indexation of the principal in any one year is 5.0% and the minimum is 0.0%.

Note 20 Financial instruments continued

Financial instruments under UK GAAP FRS 13 (relating to the comparative period ended 26 February 2005) continued

Analysis of interest rate exposure and currency profile of financial assets

The interest rate exposure and currency profile of the financial assets of the Group as at 26 February 2005 were:

				2005
	Cash at bank and in hand £m	Short-term deposits £m	Other £m	Total £m
Sterling	411	231	104	746
Other currencies	389	115	4	508
Total financial assets	800	346	108	1,254

An investment in collateralised Deutsche Bank preference shares of £150m was held at 26 February 2005, paying fixed interest of 4.3%.

Other financial assets, in respect of amounts owed by undertakings in which the Company has a participating interest, attracted a rate of interest of 5.7% (being LIBOR plus a margin). Surplus funds as at 26 February 2005 were invested in accordance with approved limits on security and liquidity and bore rates of interest based on relevant LIBOR equivalents. Cash at bank and in hand included non-interest bearing cash and cash in transit.

Currency exposures

Within the Group, the principal differences on exchange arising, which are taken to the Income Statement, relate to purchases made by Group companies in currencies other than their reporting currencies. After taking account of forward currency purchases used to hedge these transactions, there were no significant balances on these exposures as at 26 February 2005. Also, rolling hedges of up to 18 months duration were maintained against the value of investments in, and long-term intercompany loans to, overseas subsidiaries and, to the extent permitted in IAS 21, differences on exchange were taken to the Statement of Recognised Income and Expense.

Fair values of financial assets and financial liabilities

		2005
	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:		
Short-term borrowings	(471)	(469)
Long-term borrowings	(4,486)	(4,696)
Finance leases (Group as lessee)	(88)	(88)
Short-term deposits	346	346
Cash at bank and in hand	800	800
Derivative financial instruments held to manage the interest rate and currency profile:		
Interest rate swaps and similar instruments	–	(181)
Interest rate options	4	2
Forward foreign currency contracts	–	(15)
Currency options	2	(6)
	(3,893)	(4,307)

Note 20 Financial instruments continued

Financial instruments under UK GAAP FRS 13 (relating to the comparative period ended 26 February 2005) continued

Other significant financial instruments outstanding as at 26 February 2005 were £479m nominal value forward foreign exchange contracts hedging the cost of foreign currency denominated purchases. On a marking-to-market basis, these contracts showed a loss of £15m. The fair values of interest rate swaps, forward foreign exchange contracts and long-term fixed rate debt were determined by reference to prices available from the markets on which the instruments were traded. The fair values of all other items were calculated by discounting expected future cash flows at prevailing interest rates.

Hedges

Gains and losses on instruments used for hedging interest rates and currency risks, unrealised as at 26 February 2005, and those recognised in the year ended 26 February 2005 were as follows:

			Unrecognised			Deferred
	Gains £m	Losses £m	Total £m	Gains £m	Losses £m	Total £m
At 28 February 2004	6	(214)	(208)	211	–	211
Arising in previous years and recognised in the year ended 26 February 2005	(1)	44	43	(48)	–	(48)
Arising in the period to be recognised in future years	9	(44)	(35)	–	–	–
At 26 February 2005	14	(214)	(200)	163	–	163

Note 21 Provisions

	Property provisions £m
At 26 February 2005	9
Additions	1
Amount credited in the year	(3)
At 25 February 2006	7

Property provisions comprise future rents payable net of rents receivable on onerous and vacant property leases, provisions for terminal dilapidations and provisions for future rents above market value on unprofitable stores. The majority of the provision is expected to be utilised over the period to 2017.

The balances are analysed as follows:

	2006 £m	2005 £m
Current	2	3
Non-current	5	6
	7	9

Note 22 Share-based payments

The Group has not taken advantage of the transitional provisions of IFRS 2 'Share-based payment' in respect of equity-settled awards but instead applied IFRS 2 retrospectively to all awards granted, but not vested, as at 28 February 2004.

The total Income Statement charge for the year recognised in respect of share-based payments is £190m (2005 – £173m) which is made up of share option schemes and share bonus payments.

a) Share option schemes

The Company had eight share option schemes, all of which are equity-settled schemes, in operation during the year:

i) The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per four-weekly period. Options are capable of being exercised at the end of the three or five-year period at a subscription price not less than 80% of the average of the middle-market quotations of an ordinary share over the three dealing days immediately preceeding the offer date.

ii) The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between €12 and €320 per four-weekly period. Options are capable of being exercised at the end of the three or five-year period at a subscription price not less than 80% of the average of the middle-market quotations of an ordinary share over the three dealing days immediately preceeding the offer date.

iii) The approved executive share option scheme (1994) was adopted on 17 October 1994. The exercise of options granted under this scheme will normally be conditional upon the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

iv) The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. The exercise of options granted under this scheme will normally be conditional upon the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

v) The international executive share option scheme (1994) was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. The exercise of options granted under this scheme will normally be conditional on the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

vi) The executive incentive plan (2004) was adopted on 4 July 2004. This scheme permits the grant of options in respect of ordinary shares to selected executives. Options are normally exercisable between three and ten years from the date of grant for nil consideration.

vii) The performance share plan (2004) was adopted on 4 July 2004. This scheme permits the grant of options in respect of ordinary shares to selected executives. Options are normally exercisable between four and ten years from the date of grant for nil consideration. The exercise of options will normally be conditional on the achievement of specified performance targets related to the return on capital employed over a three-year period.

viii) The discretionary share option plan (2004) was adopted on 4 July 2004. This scheme permits the grant of approved, unapproved and international options in respect of ordinary shares to selected executives. Options are normally exercisable between three and ten years from the date of grant at a price not less than the middle market quotation or average middle market quotations of an ordinary share for the dealing day or three dealing days preceeding the date of grant. The exercise of options will normally be conditional on the achievement of a specified performance target related to the annual percentage growth in earnings per share over a three-year period. There will be no discounted options granted under this scheme.

Note 22 Share-based payments continued

The following tables reconcile the number of share options outstanding and the weighted average exercise price (WAEP):

For the year ended 25 February 2006

	Savings-related share option scheme		Irish savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		International executive share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 26 February 2005	186,022,500	194.78	4,895,103	190.80	21,290,693	222.10	97,695,342	227.08	23,025,502	227.10	1,126,257	0.00
Granted	44,347,668	248.00	1,673,357	248.00	4,401,080	312.75	17,483,188	312.75	8,989,071	309.54	2,333,201	0.00
Forfeited	(11,451,171)	200.07	(416,444)	192.11	(1,316,210)	233.62	(4,543,756)	239.06	(1,086,847)	240.94	–	–
Exercised	(37,752,217)	175.82	(1,446,993)	168.25	(6,428,026)	209.19	(15,115,453)	226.56	(2,830,270)	239.54	–	–
Outstanding at 25 February 2006	181,166,780	211.42	4,705,023	217.96	17,947,537	248.11	95,519,321	242.28	28,097,456	251.69	3,459,458	0.00
Exercisable as at 25 February 2006	5,904,791	196.90	227,107	169.95	7,721,660	231.7	28,646,347	232.85	7,958,413	224.75	–	–
Exercise price range (pence)		159.00 to 198.00		159.00 to 198.00		205.00 to 259.00		164.00 to 259.00		176.70 to 259.00		Nil
Weighted average remaining contractual life (years)		0.19		0.19		5.02		4.97		4.73		–

For the year ended 26 February 2005

	Savings-related share option scheme		Irish savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		International executive share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 28 February 2004	187,050,572	179.99	4,444,839	174.03	25,854,991	217.07	107,563,724	208.13	21,501,380	215.87	–	–
Granted	48,551,270	232.00	1,196,397	232.00	3,299,752	253.30	25,624,301	253.30	5,942,435	253.30	1,126,257	0.00
Forfeited	(15,350,601)	184.54	(480,687)	192.26	(1,837,930)	242.30	(3,351,952)	234.55	(367,038)	241.31	–	–
Exercised	(34,228,741)	171.36	(265,446)	192.26	(6,026,120)	211.44	(32,140,731)	183.77	(4,051,275)	204.67	–	–
Outstanding at 26 February 2005	186,022,500	194.78	4,895,103	185.42	21,290,693	222.10	97,695,342	227.08	23,025,502	227.10	1,126,257	0.00
Exercisable as at 26 February 2005	4,138,485	176.28	89,057	198.00	11,320,445	211.41	24,885,840	211.43	7,072,253	213.25	–	–
Exercise price range (pence)		151.00 to 198.00		198.00		90.30 to 247.00		164.00 to 247.00		176.70 to 247.00		Nil
Weighted average remaining contractual life (years)		0.19		0.20		5.17		5.02		5.22		–

Note 22 Share-based payments continued

Share options were exercised on a regular basis throughout the year. The average share price during the year to 25 February 2006 was 317.79 pence (2005 – 277.87 pence).

The fair value of share options is estimated at the date of grant using the Black-Scholes option pricing model. The following table gives the assumptions applied to the options granted in the respective periods shown. No assumption has been made to incorporate the effects of expected early exercise.

			2006			2005
	Savings-related share option schemes	Executive share option schemes	Nil cost option schemes	Savings-related share option schemes	Executive share option schemes	Nil cost option schemes
Expected dividend yield (%)	3%	3%	3%	3%	3%	3%
Expected volatility (%)	28%	28%	28%	28%	28%	28%
Risk-free interest rate (%)	4.4%	4.2%	4.2%	4.6%	4.9%	4.9%
Expected life of option (years)	3 or 5	6	6	3 or 5	6	6
Weighted average fair value of options granted (pence)	93.55	77.24	256.75	73.97	65.93	210.91
Probability of forfeiture (%)	20-25%	10%	0%	20-25%	10%	0%
Weighted average exercise price (pence)	248.00	312.75	0.0	232.00	288.25	0.0

Volatility is a measure of the amount by which a price is expected to fluctuate during a period. The measure of volatility used in Tesco PLC option pricing models is the annualised standard deviation of the continuously compounded rates of return on the share over a period of time. In estimating the future volatility of the Company's share price, the Board consider the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option, taking into account the remaining contractual life of the option.

b) Share bonus schemes

Eligible UK employees are able to participate in Shares in Success, an all-employee profit sharing scheme. Each year, shares are awarded as a percentage of earnings up to a statutory maximum of £3,000.

Senior management also participate in performance-related bonus schemes. The amount paid to employees is based on a percentage of salary and is paid partly in cash and partly in shares. Bonuses are awarded to eligible employees that have completed a required service period and depend on the achievement of corporate targets.

The Executive Directors participate in short-term and long-term bonus schemes designed to align their interests with those of shareholders. Full details of these schemes can be found in the Directors' Remuneration Report.

The fair value of shares awarded under these schemes is their market value on the date of award. Expected dividends are not incorporated into the fair value.

The number and weighted average fair value (WAFV) of share bonuses issued during the period was:

		2006		2005
	Shares Number	WAFV Pence	Shares Number	WAFV Pence
Shares in Success – May 2005	22,337,747	309.75	25,331,808	247.25
Executive incentive scheme	16,328,179	309.88	12,287,315	249.88

Note 22 Share-based payments continued

c) Historical fair value information

The fair value of all awards relating to pre-February 2004 but impacting the Income Statement in these financial statements are included below:

Award date	Plan type	Fair value of individual award at grant date (pence)
October 1999	Save As You Earn – 5 year scheme	69
May 2000	Executive incentive scheme	209
June 2000	Save As You Earn – 5 year scheme	74
October 2000	Save As You Earn – 5 year scheme	90
April 2001	Executive incentive scheme	258
April 2001	Executive options	73
May 2001	Executive incentive scheme	246
November 2001	Save As you Earn – 5 year scheme	86
November 2001	Save As you Earn – 3 year scheme	76
April 2002	Executive incentive scheme	255
April 2002	Executive options	77
May 2002	Executive incentive scheme	262
November 2002	Save As You Earn – 5 year scheme	62
November 2002	Save As You Earn – 3 year scheme	56
April 2003	Executive options	49
May 2003	Executive incentive scheme	203
May 2003	Shares in Success	197
November 2003	Save As You Earn – 5 year scheme	80
November 2003	Save As You Earn – 3 year scheme	72

Note 23 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements, which cover the majority of employees worldwide. These include funded defined contribution and funded and unfunded defined benefit plans. The most significant of these are the funded defined benefit schemes for the Group's employees in the UK, the Republic of Ireland and South Korea.

Defined contribution plans

The contributions payable for defined contribution schemes of £7m (2005 – £2m) have been fully expensed against profits in the current year.

Defined benefit plans

United Kingdom

The principal plan within the Group is the Tesco PLC Pension Scheme, which is a funded defined benefit pension scheme in the UK, the assets of which are held as a segregated fund and administered by trustees. An independent actuary, using the projected unit method, carried out the latest triennial actuarial assessment of the scheme as at 31 March 2005.

At the date of the last actuarial valuation the actuarial deficit was £153m. The market value of the schemes' assets represented 95% of the benefits that had accrued to members, after allowing for expected increases in earnings and pensions in payment.

The T&S Stores PLC Senior Executive Pension Scheme is a funded defined benefit scheme open to senior executives and certain other employees at the invitation of the company. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme as at 1 April 2004.

Overseas

The most significant overseas scheme is the funded defined benefit scheme which operates in the Republic of Ireland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme as at 1 April 2004.

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 25 February 2006. The schemes' assets are stated at their market values as at 25 February 2006. Buck Consultants (Ireland) Limited have updated the most recent Republic of Ireland valuation. The liabilities relating to post-retirement healthcare benefits have also been determined in accordance with IAS 19, and are incorporated in the following tables.

Note 23 Post-employment benefits continued

Principal assumptions

The valuations used have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 25 February 2006. The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	2006 %	2005 %	2004 %
Rate of increase in salaries	4.0	3.9	3.8
Rate of increase in pensions in payment	2.7	2.6	2.5
Rate of increase in deferred pensions	2.7	2.6	2.5
Rate of increase in career average benefits	2.7	2.6	2.5
Discount rate	4.8	5.4	5.7
Price inflation	2.7	2.6	2.5

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of price inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately £110m and the annual UK current service cost would decrease/increase by between £13m and £15m.

UK mortality assumptions

Following analysis of the mortality trends under the Tesco PLC Pension Scheme in the UK, which was carried out as part of the formal valuation of the Scheme as at 31 March 2005, it was decided to alter the mortality assumptions used in the formal valuation. The updated mortality tables as at 31 March 2005 were PMA92COO for male members and PFA92COO for female members. This change has been carried through into the calculation of the pension liabilities in the Balance Sheet as at 25 February 2006 for the main UK fund.

The following table illustrates the expectation of life of an average member retiring at age 65 at the Balance Sheet date and a member reaching age 65 at the same date +25 years.

		At 25 Feb 2006 in years	At 26 Feb 2005 in years
Retiring at Reporting date at age 65:	Male	17.5	16.4
	Female	21.8	20.3
Retiring at Reporting date +25 years at age 65:	Male	18.4	18.2
	Female	23.0	21.1

The assets in the defined pension schemes and the expected rates of return were:

	2006		2005		2004	
	Long term rate of return %	Market value £m	Long term rate of return %	Market value £m	Long term rate of return %	Market value £m
Equities	8.1	2,416	8.2	1,908	8.1	1,399
Bonds	4.8	656	5.4	560	5.7	445
Property	6.4	253	6.8	183	6.9	92
Other	3.7	123	3.5	67	3.8	43
Total market value of assets		3,448		2,718		1,979
Present value of liabilities relating to unfunded schemes		(17)		(12)		(5)
Present value of liabilities relating to partially funded schemes		(4,642)		(3,441)		(2,648)
Pension deficit		(1,211)		(735)		(674)

Note 23 Post-employment benefits continued

Changes in the fair value of defined benefit pension plan assets are as follows:

	2006 £m	2005 £m
Opening fair value of plan assets	2,718	1,979
Expected return	209	156
Actuarial gains	309	66
Contributions by employer	270	437*
Actual member contributions	6	6
Foreign currency translation differences	–	2
Benefits paid	(64)	72
Closing fair value of plan assets	3,448	2,718

* Includes additional contribution of £200m paid in February 2005.

Changes in the present value of defined benefit obligations are as follows:

	2006 £m	2005 £m
Opening defined benefit obligation	(3,453)	(2,653)
Service cost	(328)	(272)
Interest cost	(184)	(152)
Losses on change of assumptions	(727)	(282)
Experience losses	(24)	(14)
Foreign currency translation differences	(1)	(2)
Benefits paid	64	(72)
Actual member contributions	(6)	(6)
Closing defined benefit obligation	(4,659)	(3,453)

The amounts that have been charged to the Income Statement and Statement of Recognised Income and Expense for the year ended 25 February 2006 are set out below:

	2006 £m	2005 £m
Analysis of the amount charged to Operating profit:		
Current service cost	328	272
Total charge to Operating profit	328	272
Analysis of the amount credited/(charged) to Finance income:		
Expected return on pension schemes' assets	209	156
Interest on pension schemes' liabilities	(184)	(152)
Net pension finance income (note 5)	25	4
Total charge to the Income Statement	303	268

	2006 £m	2005 £m
Analysis of the amount recognised in the Statement of Recognised Income and Expense:		
Actual return less expected return on pension schemes' assets	309	66
Experience gains and losses arising on the schemes' liabilities	(24)	(14)
Changes in assumptions underlying the present value of the schemes' liabilities	(727)	(282)
Total actuarial loss recognised in the Statement of Recognised Income and Expense	(442)	(230)

Note 23 Post-employment benefits continued

Movement in deficit during the year

	2006 £m	2005 £m	2004 £m
Deficit in schemes at beginning of the year	(735)	(674)	(769)
Current service cost	(328)	(272)	(201)
Other finance (charge)/income	25	4	(6)
Contributions	270	437*	162
Foreign currency translation differences	(1)	–	–
Actuarial (loss)/gain	(442)	(230)	140
Deficit in schemes at end of the year	(1,211)	(735)	(674)

* Includes additional contribution of £200m paid in February 2005.

Post-employment benefits other than pensions

The Company operates a scheme offering post-retirement healthcare benefits. The cost of providing these benefits has been accounted for on a similar basis to that used for defined benefit pension schemes.

The liability as at 25 February 2006 of £10m (2005 – £8.5m), was determined in accordance with the advice of qualified actuaries. In 2005/06, £0.5m has been charged to the Income Statement and £0.7m of benefits were paid.

A change of 1.0% in assumed healthcare cost trend rates would have the following effect:

	2006 £m
Effect on the annual service and interest cost	0.1
Effect on defined benefit obligations	1.0

Expected contributions

The Group expects to make contributions of approximately £320m to defined benefit pension schemes in the UK and overseas in the year ending 24 February 2007.

Note 24 Called up share capital

	Ordinary shares of 5p each	
	Number	£m
Authorised:		
At 26 February 2005	10,600,000,000	530
Authorised during the year	100,000,000	5
At 25 February 2006	10,700,000,000	535
Allotted, called up and fully paid:		
At 26 February 2005	7,783,169,542	389
Scrip dividend election	53,639,219	3
Share options	57,668,156	3
At 25 February 2006	7,894,476,917	395

During the financial year, 111 million shares of 5p each were issued for an aggregate consideration of £290m, which comprised £167m for scrip dividend and £123m for share options.

Between 25 February 2006 and 24 April 2006, options on 3,425,477 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the Irish savings-related share option scheme (2000). Between 25 February 2006 and 24 April 2006, options over 5,945,937 options have been exercised under the terms of the executive share option schemes (1994 and 1996) and the discretionary share option plan (2004).

As at 25 February 2006, the Directors were authorised to purchase up to a maximum in aggregate of 778.7 million ordinary shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the meetings of the Company.

Note 25 Statement of changes in equity

	Issued share capital	Share premium	Other reserves: Merger reserve	Retained earnings: Hedging reserve	Retained earnings: Translation reserves	Retained earnings: Treasury shares	Retained earnings: Retained earnings	Minority interests	Total
At 26 February 2005	389	3,704	40	–	11	(87)	4,546	51	8,654
Changes in accounting policy relating to the adoption of IAS 32 and IAS 39	–	–	–	–	–	–	(314)	–	(314)
27 February 2005 – restated	389	3,704	40	–	11	(87)	4,232	51	8,340
Foreign currency translation differences	–	–	–	–	25	–	–	7	32
Actuarial losses on defined benefit plans	–	–	–	–	–	–	(442)	–	(442)
Tax on items taken directly to or transferred from equity	–	–	–	–	2	–	131	–	133
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	2	–	2
Gains on cash flow hedges	–	–	–	39	–	–	–	–	39
Cost of share-based payments	–	–	–	–	–	38	45	–	83
Issue of shares	6	284	–	–	–	–	–	–	290
Profit for the year	–	–	–	–	–	–	1,570	6	1,576
Equity dividends authorised in the year	–	–	–	–	–	–	(609)	–	(609)
At 25 February 2006	395	3,988	40	39	38	(49)	4,929	64	9,444

	Issued share capital	Share premium	Other reserves: Merger reserve	Retained earnings: Translation reserves	Retained earnings: Treasury shares	Retained earnings: Retained earnings	Minority interests	Total
At 29 February 2004	384	3,470	40	–	(42)	3,841	45	7,738
Foreign currency translation differences	–	–	–	11	–	–	3	14
Actuarial losses on defined benefit plans	–	–	–	–	–	(230)	–	(230)
Tax on items taken directly to or transferred from equity	–	–	–	–	–	92	–	92
Cost of share-based payments	–	–	–	–	(45)	41	–	(4)
Issue of shares	5	234	–	–	–	–	–	239
Profit for the year	–	–	–	–	–	1,344	3	1,347
Equity dividends authorised in the year	–	–	–	–	–	(542)	–	(542)
At 26 February 2005	389	3,704	40	11	(87)	4,546	51	8,654

Note 25 Statement of Changes in Equity continued

Share premium account

The share premium account is used to record amounts received in excess of the nominal value of shares on issue of new shares.

Translation reserve

The translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the movements in net investment hedges.

Treasury shares

During the year, the qualifying employee share ownership trust (QUEST) subscribed for 10 million from the Company, 0.1% of called-up share capital as at 25 February 2006 (2005 – 10 million, 0.1%). An amount of £12m (2005 – £16m) represents contributions to the QUEST from subsidiary undertakings.

The employee benefit trusts hold shares in Tesco PLC for the purpose of the various executive share incentive and profit share schemes. At 25 February 2006, the trusts held 48.4 million shares (2005 – 70.9 million), which cost £140m (2005 – £185m) and had a market value of £163m (2005 – £219m).

Merger reserve

The merger reserve arose on the acquisition of Hillards plc in 1987.

Other

The cumulative goodwill written-off against the reserves of the Group as at 25 February 2006 amounted to £718m (2005 – £718m).

Note 26 Business combinations

On 1 March 2005 the Group acquired the trade and assets of Aram-Mart, which operates a chain of 12 hypermarkets in Korea. The consideration paid for this business was £49m cash.

The net assets and results of the acquired business are included in the consolidated accounts of the Group from the date of acquisition. Acquisition accounting has been applied and the goodwill arising has been capitalised and is subject to annual impairment testing.

The goodwill acquired in the business combination listed below has been allocated to the single group of cash-generating units represented by the acquired business, as this is the lowest level within the entity at which the goodwill is monitored internally.

The fair value of the identifiable assets and liabilities of Aram-Mart are:

	Carrying value £m	Fair value adjustments £m	Recognised on acquisition £m
Property, plant and equipment	16	7	23
Inventories	2	–	2
Trade and other receivables	5	–	5
Trade and other payables	(1)	–	(1)
Net assets acquired	22	7	29
Cash consideration			49
Goodwill arising on acquisition			20

Note 26 Business combinations continued

The net cash outflow arising from the acquisition is as follows:

	£m
Net cash acquired with the subsidiary	–
Cash paid as consideration	(49)
Net cash outflow	(49)

From the date of acquisition, the acquired business contributed revenue of £111m and made a £1.3m loss which is included in the profit of the Group.

The Group made a number of other immaterial acquisitions during the year, mostly of small store operations, recognising £7m of goodwill.

Note 27 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed below:

i) Trading transactions

	Sales to related parties*		Purchases from related parties		Amounts owed by related parties		Amounts owed to related parties	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Joint ventures	624	761	195	132	19	6	–	7
Associates	–	–	502	324	–	–	79	22

* Consists of sales of services, loan interest and assets transferred

ii) Non-trading transactions

	Loans to related parties		Loans from related parties		Injection of equity funding	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Joint ventures	122	130	9	9	35	3
Associates	–	–	–	–	1	4

Transactions between the Group and the Group's pension plans are disclosed in note 23.

Tesco Stores Limited is a member of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 apply ('Regulations'). The accounts for those partnerships have been consolidated into these accounts pursuant to regulation 7 of the Regulations.

iii) Transactions with key management personnel

Only members of the Board of Directors of Tesco PLC are deemed to be key management personnel. It is the Board who have responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the audited part of the Directors' remuneration report.

During the year, there were no other material transactions or balances between the Group and its key management personnel or members of their close family.

Note 28 Reconciliation of profit before tax to net cash generated from operations

	2006 £m	2005 £m
Profit before tax	2,235	1,894
Net finance costs	127	132
Share of post-tax profits of Joint ventures and Associates	(82)	(74)
Operating profit	2,280	1,952
Operating loss of discontinuing operation	(9)	(6)
Depreciation and amortisation	838	743
Profit arising on property-related items	(77)	(49)
Loss on disposal of non-property assets	4	–
Release of impairment provisions	(5)	–
Share-based payments	142	131
Additional pension contribution	–	(200)
Increase in inventories	(146)	(67)
Increase in trade and other receivables	(38)	(48)
Increase in trade payables	89	337
Increase in other payables	334	216
Decrease in working capital (a)	239	438
Cash generated from operations (b)	3,412	3,009

(a) The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than year end exchange rates.

(b) The subsidiaries acquired during the year have not had a significant impact on Group operating cashflows.

Note 29 Analysis of changes in net debt

	At 26 Feb 2005 £m	Opening adjustment for IAS 32 & IAS 39 £m	Cashflow £m	Net debt of disposal group £m	Other non-cash changes £m	At 25 Feb 2006 £m
Cash and cash equivalents	1,146	–	165	(2)	16	1,325
Finance lease receivables	–	–	–	–	17	17
Derivative financial instruments	–	40	(22)	–	52	70
Cash and receivables	1,146	40	143	(2)	85	1,412
Bank and other borrowings	(471)	(63)	(1,074)	57	(75)	(1,626)
Finance lease payables	(11)	–	6	–	(15)	(20)
Derivative financial instruments	–	(258)	300	–	(281)	(239)
Debt due within one year	(482)	(321)	(768)	57	(371)	(1,885)
Bank and other borrowings	(4,486)	(53)	939	–	(58)	(3,658)
Finance lease payables	(77)	–	–	–	(7)	(84)
Derivative financial instruments	–	(402)	(34)	–	142	(294)
Debt due after one year	(4,563)	(455)	905	–	77	(4,036)
	(3,899)	(736)	280	55	(209)	(4,509)

Note 30 Commitments and contingencies

Capital commitments

On 25 February 2006 there were commitments for capital expenditure contracted for, but not provided, of £1,578m (2005 – £416m), principally relating to the store development programme.

Contingent liabilities

The Company has irrevocably guaranteed the liabilities as defined in section 5(c) of the Republic of Ireland (Amendment Act) 1986, of various subsidiary undertakings incorporated in the Republic of Ireland.

Tesco Personal Finance, in which the Group owns a 50% joint venture share, has commitments, described in its own financial statements as at 31 December 2005, of formal standby facilities, credit lines and other commitments to lend, totalling £6.0bn (2005 – £5.2bn). The amount is intended to provide an indication of the volume of business transacted and not of the underlying credit or other risks.

For details of assets held under finance leases, which are pledged as security for the finance lease liabilities, see note 11.

There are a number of contingent liabilities that arise in the normal course of business which if realised are not expected to result in a material liability to the Group. In connection with the railway tunnel collapse at Gerrards Cross, the Group is currently assessing a number of potential claims. Due to the nature of those claims it is not currently possible to assess their potential impact, therefore no provision has been made. The final outcome is not expected to be material to the Group.

Note 31 Leasing commitments

Finance lease commitments – Group as lessee

Future minimum lease payments under finance leases and hire purchase contracts, together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments		Present value of minimum lease payments	
	2006 £m	2005 £m	2006 £m	2005 £m
Within one year	23	12	20	11
Between two and five years	37	32	27	23
After five years	132	126	57	54
Total minimum lease payments	192	170	104	88
Less future finance charges	(88)	(82)		
Present value of minimum lease payments	104	88		
Analysed as:				
Current finance lease payables	20	11		
Non-current finance lease payables	84	77		
	104	88		

The Group has finance leases for various items of plant, equipment, fixtures and fittings. There are also a small number of buildings which are held under finance leases. The fair value of the Group's lease obligations approximate to their carrying value.

Note 31 Leasing commitments continued

Finance lease receivables – Group as lessor

Future minimum lease receivables under finance leases together with the present value of the net minimum lease receivables are as follows:

	Minimum lease receivables		Present value of minimum lease receivables	
	2006 £m	2005 £m	2006 £m	2005 £m
Within one year	7	–	6	–
Between two and five years	12	–	11	–
Total minimum lease receivables	19	–	17	–
Less unearned finance income	(2)	–		
Net lease receivables	17	–		
Analysed as:				
Current finance lease receivables	6	–		
Non-current finance lease receivables	11	–		
	17	–		

The Group entered into finance leasing arrangements with UK staff for certain of its electronic equipment as part of the Computers for Staff scheme. The average term of finance leases entered into is 3 years. The interest rate inherent in the leases is fixed at the contract date for all of the lease term. The average effective interest rate contracted approximates 4.6% (2005 – nil) per annum. The fair value of the Group's finance lease receivables at 25 February 2006 is estimated at £16m (2005 – nil).

Operating lease commitments – Group as lessee

Future minimum rentals payable under non-cancellable operating leases are as follows:

	2006 £m	2005 £m
Within one year	315	220
Between two and five years	1,105	771
After five years	3,795	2,808
Total minimum lease payments	5,215	3,799

Operating lease payments represent rentals payable by the Group for certain of its retail, distribution and office properties. The leases have varying terms, purchase options, escalation clauses and renewal rights.

Operating lease receivables – Group as lessor

The Group both rents out its Investment properties and also sub-lets various leased buildings under operating leases. At the Balance Sheet date, the following future minimum lease payments are contractually receivable from tenants:

	2006 £m	2005 £m
Within one year	84	79
Between two and five years	234	204
After five years	283	247
Total minimum lease payments	601	530

Note 32 Explanation of transition to IFRSs

This is the first year that the Group has presented its financial statements under IFRSs.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 25 February 2006, the comparative information presented in these financial statements for the year ended 26 February 2005 and in the preparation of an opening IFRS Balance Sheet as at 28 February 2004 (the Group's date of transition to IFRSs).

An explanation of how the transition from UK GAAP to IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the accompanying notes.

Reconciliation of profit

For the year ended 26 February 2005

	Reported under UK GAAP £m	Share-based payments IFRS 2 £m	Business combinations IFRS 3 £m	Leasing IAS 17 £m	Employee benefits IAS 19 £m	Presentation of JVs and Associates IAS 28/31 £m	Deferred tax IAS 12 £m	Total IFRS adjustments £m	Restated under IFRSs £m
Revenue	33,974	–	–	–	–	–	–	–	33,974
Cost of sales	(31,271)	–	–	(11)	(40)	–	–	(51)	(31,322)
Gross profit	2,703	–	–	(11)	(40)	–	–	(51)	2,652
Administrative expenses	(754)	(52)	56	–	(5)	–	–	(1)	(755)
Profit/(loss) on property-related items	53	–	–	(4)	–	–	–	(4)	49
Operating profit	2,002	(52)	56	(15)	(45)	–	–	(56)	1,946
Share of post-tax profits from Joint ventures and Associates	130	–	5	4	–	(64)	–	(55)	75
Finance income	99	–	–	–	4	–	–	4	103
Finance costs	(269)	–	–	(1)	–	34	–	33	(236)
Profit before tax	1,962	(52)	61	(12)	(41)	(30)	–	(74)	1,888
Taxation	(593)	16	–	5	12	32	(13)	52	(541)
Profit for the year	1,369	(36)	61	(7)	(29)	2	(13)	(22)	1,347

Note: The above table represents the Income Statement prior to the reclassification of the Taiwanese business as a disposal group (note 7).

Note 32 Explanation of transition to IFRSs continued

Reconciliation of equity

As at 29 February 2004 (date of transition to IFRSs)

	Reported under UK GAAP £m	Business combinations IFRS 3 £m	Pensions IAS 19 £m	Dividends IAS 10 £m
Non-current assets				
Goodwill and intangible assets	965	–	–	–
Property, plant and equipment	14,094	–	–	–
Investment property	–	–	–	–
Investments in Joint ventures and Associates	330	–	–	–
Other investments	6	–	–	–
Deferred tax assets	–	–	–	–
	15,395	–	–	–
Current assets				
Inventories	1,199	–	–	–
Trade and other receivables	826	–	(12)	–
Investments	430	–	–	–
Cash and cash equivalents	670	–	–	–
	3,125	–	(12)	–
Current liabilities				
Trade and other payables	(4,364)	–	10	365
Short-term borrowings	(844)	–	–	–
Current tax liabilities	(308)	–	–	–
Provisions	–	–	–	–
	(5,516)	–	10	365
Net current liabilities	(2,391)	–	(2)	365
Non-current liabilities				
Long-term borrowings	(4,346)	–	–	–
Post-employment benefit obligations	–	–	(674)	–
Other non-current liabilities	(22)	–	–	–
Deferred tax liabilities	(579)	–	199	–
Provisions	(14)	–	–	–
	(4,961)	–	(475)	–
Net assets	8,043	–	(477)	365
Equity				
Share capital	384	–	–	–
Share premium account	3,470	–	–	–
Other reserves	40	–	–	–
Retained earnings	4,104	–	(477)	365
Equity attributable to equity holders of the parent	7,998	–	(477)	365
Minority interests	45	–	–	–
Total equity	8,043	–	(477)	365

Investment property IAS 40 £m	Intangible assets IAS 38 £m	Leasing IAS 17 £m	Share-based payments IFRS 2 £m	Impairment of fixed assets IAS 36 £m	Deferred tax IAS 12 £m	Other £m	Restated under IFRSs £m
–	255	–	–	–	–	–	1,220
(473)	(255)	29	–	(142)	–	–	13,253
473	–	–	–	–	–	–	473
–	–	–	–	–	–	1	331
–	–	–	–	–	–	–	6
–	–	–	–	–	–	12	12
–	–	29	–	(142)	–	13	15,295
–	–	–	–	–	–	–	1,199
–	–	(3)	–	–	–	–	811
–	–	–	–	–	–	(430)	–
–	–	–	–	–	–	430	1,100
–	–	(3)	–	–	–	–	3,110
–	–	(1)	–	–	–	3	(3,987)
–	–	(3)	–	–	–	–	(847)
–	–	–	–	–	–	–	(308)
–	–	–	–	–	–	(4)	(4)
–	–	(4)	–	–	–	(1)	(5,146)
–	–	(7)	–	–	–	(1)	(2,036)
–	–	(30)	–	–	–	–	(4,376)
–	–	–	–	–	–	–	(674)
–	–	–	–	–	–	(3)	(25)
–	–	1	17	15	(79)	(12)	(438)
–	–	2	–	–	–	4	(8)
–	–	(27)	17	15	(79)	(11)	(5,521)
–	–	(5)	17	(127)	(79)	1	7,738
–	–	–	–	–	–	–	384
–	–	–	–	–	–	–	3,470
–	–	–	–	–	–	–	40
–	–	(5)	17	(127)	(79)	1	3,799
–	–	(5)	17	(127)	(79)	1	7,693
–	–	–	–	–	–	–	45
–	–	(5)	17	(127)	(79)	1	7,738

Note 32 Explanation of transition to IFRSs continued

Reconciliation of Equity

As at 26 February 2005 (date of last UK GAAP financial statements)

	Reported under UK GAAP £m	Business combinations IFRS 3 £m	Pensions IAS 19 £m	Dividends IAS 10 £m
Non-current assets				
Goodwill and intangible assets	1,044	58	–	–
Property, plant and equipment	15,495	–	–	–
Investment property	–	–	–	–
Investments in Joint ventures and Associates	407	5	–	–
Other investments	7	–	–	–
Deferred tax assets	–	–	–	–
	16,953	63	–	–
Current assets				
Inventories	1,309	–	–	–
Trade and other receivables	1,002	–	(230)	–
Investments	346	–	–	–
Cash and cash equivalents	800	–	–	–
	3,457	–	(230)	–
Current liabilities				
Trade and other payables	(5,374)	–	14	410
Short-term borrowings	(477)	–	–	–
Current tax liabilities	(221)	–	–	–
Provisions	–	–	–	–
	(6,072)	–	14	410
Net current liabilities	(2,615)	–	(216)	410
Non-current liabilities				
Long-term borrowings	(4,511)	–	–	–
Post-employment benefit obligations	–	–	(735)	–
Other non-current liabilities	(20)	–	–	–
Deferred tax liabilities	(731)	–	279	–
Provisions	(19)	–	–	–
	(5,281)	–	(456)	–
Net assets	9,057	63	(672)	410
Equity				
Share capital	389	–	–	–
Share premium account	3,704	–	–	–
Other reserves	40	–	–	–
Retained earnings	4,873	63	(672)	410
Equity attributable to equity holders of the parent	9,006	63	(672)	410
Minority interests	51	–	–	–
Total equity	9,057	63	(672)	410

Investment property IAS 40 £m	Intangible assets IAS 38 £m	Leasing IAS 17 £m	Share-based payments IFRS 2 £m	Impairment of fixed assets IAS 36 £m	Deferred tax IAS 12 £m	Other £m	Restated under IFRSs £m
–	306	–	–	–	–	–	1,408
(565)	(306)	49	–	(152)	–	–	14,521
565	–	–	–	–	–	–	565
–	–	4	–	–	–	–	416
–	–	–	–	–	–	–	7
–	–	–	–	–	–	14	14
–	–	53	–	(152)	–	14	16,931
–	–	–	–	–	–	–	1,309
–	–	(3)	–	–	–	–	769
–	–	–	–	–	–	(346)	–
–	–	–	–	–	–	346	1,146
–	–	(3)	–	–	–	–	3,224
–	–	(17)	(8)	–	–	1	(4,974)
–	–	(5)	–	–	–	–	(482)
–	–	–	–	–	–	–	(221)
–	–	–	–	–	–	(3)	(3)
–	–	(22)	(8)	–	–	(2)	(5,680)
–	–	(25)	(8)	–	–	(2)	(2,456)
–	–	(52)	–	–	–	–	(4,563)
–	–	–	–	–	–	–	(735)
–	–	–	–	–	–	(1)	(21)
–	–	6	41	17	(94)	(14)	(496)
–	–	7	–	–	–	6	(6)
–	–	(39)	41	17	(94)	(9)	(5,821)
–	–	(11)	33	(135)	(94)	3	8,654
–	–	–	–	–	–	–	389
–	–	–	–	–	–	–	3,704
–	–	–	–	–	–	–	40
–	–	(11)	33	(135)	(94)	3	4,470
–	–	(11)	33	(135)	(94)	3	8,603
–	–	–	–	–	–	–	51
–	–	(11)	33	(135)	(94)	3	8,654

Note 32 Explanation of transition to IFRSs continued

Notes to the reconciliations of equity and profit

The following describes the most significant adjustments arising from transition to IFRSs.

Share-based payment (IFRS 2)

a) Share Option Schemes

The main impact of IFRS 2 for the Group is the expensing of employees' and Directors' share options.

The expense is calculated with reference to the fair value of the award on the date of grant and is recognised over the vesting period of the scheme, adjusted to reflect actual and expected levels of vesting. We have used the Black-Scholes model to calculate the fair value of options on their grant date.

To ensure better comparability, the Group has applied IFRS 2 retrospectively to all options granted but not fully vested as at 29 February 2004, rather than just to those granted after 7 November 2002.

In 2004/05, application of IFRS 2 results in a pre-tax charge to the Income Statement of £48m; the pre-tax effect is partially offset by a deferred tax credit of £16m. Deferred tax is calculated based on the difference between market price at the Balance Sheet date and the option exercise price. As a result the tax effect will not correlate to the charge. The excess of the deferred tax over the cumulative Income Statement charge at the tax rate is recognised in equity (in 2004/05 this amounted to a credit of £9m to retained earnings). The deferred tax assets recognised in February 2004 and February 2005 relating to the share option schemes are £25m and £49m, respectively.

b) Share Bonus Schemes

Under UK GAAP the Group expensed share bonus schemes by applying the rules of UITF 17. Whereas the UK GAAP Profit and loss account charge was based on the intrinsic value of the award, the IFRS 2 charge is based on the fair value. This results in an additional charge of £4m to the Income Statement in 2004/05.

As a result of IFRSs, deferred tax assets recognised under UK GAAP relating to share bonus schemes have reduced by approximately £8m at both the 2004 and 2005 Balance Sheet dates.

Goodwill arising on Business Combinations (IFRS 3)

Under IFRS 3, goodwill is not amortised on a straight-line basis but instead is subject to annual impairment testing. Consequently, the goodwill balances were reviewed for impairment at February 2004 and February 2005 and no impairment adjustments were identified.

In terms of adjustments to the Income Statement in 2004/05, the non-amortisation of goodwill results in an increase of pre-tax profit of £61m. There are no associated tax impacts.

In the February 2005 Balance Sheet, a foreign exchange gain of £2m has been recognised through reserves relating to the non-amortisation of goodwill; therefore, the total adjustment to net assets relating to goodwill amounts to £63m.

Recognition of dividends (IAS 10)

Under IFRSs dividends declared after the Balance Sheet date are not recognised as a liability as at that Balance Sheet date.

The final dividend of £365m declared in April 2004 relating to the 2003/04 financial year has been reversed in the opening Balance Sheet and charged to equity in the Balance Sheet as at 26 February 2005. Similarly, the final dividend accrued for the 2004/05 financial year of £410m has been reversed in the IFRS Balance Sheet as at 26 February 2005 and has been charged to equity in the Balance Sheet as at 25 February 2006.

Leasing (IAS 17)

There are two impacts that have arisen from the adoption of IAS 17 – firstly, the reclassification of some leases between operating and finance leases, and secondly, the treatment of fixed rental uplifts.

Reclassification between operating leases and finance leases

The finance lease tests under UK GAAP and IFRSs are broadly similar except that IAS 17 requires the Group to consider property leases in their component parts (i.e. land and building elements separately).

Following a detailed review of our property lease portfolio, a small number of 'building' leases have been reclassified as finance leases and brought onto the Balance Sheet as at 29 February 2004, based on the criteria of IAS 17. This led to a relatively small increase in Property, plant and equipment, and a similar increase in the finance lease creditor.

The following adjustments have been made at the opening Balance Sheet and as at 26 February 2005:

	29 February 2004 £m	26 February 2005 £m
Property, plant & equipment	29	49
Adjustment to net assets	(4)	(5)

The associated impact on the Income Statement of the above is that some UK GAAP operating lease expenses are replaced with depreciation and financing charges for the building elements of the reclassified leases. Over the life of the lease, the total Income Statement charge remains the same, but the timing of expenses will change, with more of the total expense recognised earlier in the lease term. The net pre-tax impact on the Income Statement is immaterial for the year ended 26 February 2005.

In 2004/05 there was a one-off Income Statement adjustment of £4m, relating to the deferral of some profit from the sale and leaseback transaction completed in April 2004, which instead will be recognised over the 25-year lease term.

Fixed rental uplifts

The Group has a number of leases that contain minimum rental uplifts at predetermined rent review dates. Some of these leases are with external landlords and some with the Group's property joint ventures. The International Financial Reporting Interpretations Committee (IFRIC) has recently clarified that it is necessary to account for these increases on a straight-line basis over the life of the lease. Previously, the Group charged such increases to the Income Statement in the year they arose.

The total amount payable over the life of the lease remains unchanged but the timing of the Income Statement charge changes. The excess of the rent charged to the Income Statement over the cash payment in any given period will be held on the Balance Sheet in Trade and other payables. This change in accounting treatment has the following effect on the Balance Sheets as at 29 February 2004 and 26 February 2005, and the Income Statement for 2004/05.

	29 February 2004 Balance Sheet £m	2004/05 Income Statement £m	26 February 2005 Balance Sheet £m
Operating profit impact	(1)	(12)	(13)
Joint ventures and Associates	–	4	4
Deferred tax	–	3	3
Impact on net assets/profit after tax	(1)	(5)	(6)

Employee benefits (IAS 19)

Post-employment benefits

For UK GAAP reporting, we applied the measurement and recognition policies of SSAP 24 'Accounting for pension costs' for pensions and other post-employment benefits, whilst providing detailed disclosures for the alternative measurement principles of FRS 17 'Retirement Benefits'.

IAS 19 takes a similar approach to accounting for defined benefit schemes as FRS 17, thus on transition, the deficit disclosed under FRS 17 has been recognised in the Balance Sheet. At the opening Balance Sheet, this resulted in a pre-tax reduction in net assets of £676m representing the sum of the deficit plus the reversal of a SSAP 24 debtor in the UK GAAP Balance Sheet as at 29 February 2004. An associated deferred tax asset of £199m has been recognised in respect of the pension deficit. Therefore the total adjustment to net assets as at 29 February 2004 was £477m.

Note 32 Explanation of transition to IFRSs continued

Thereafter, the Group has chosen to apply the amendment to IAS 19 which allows actuarial gains and losses to be recognised immediately in the Statement of Recognised Income and Expense i.e. the actuarial gains and losses will be taken directly to equity.

The incremental pre-tax Income Statement charge for 2004/05 from the adoption of IAS 19 is £41m. This is split between the current service cost (increases operating costs by £45m) and the return on plan assets (increases finance income by £4m). The related tax effect of this is a £12m credit to the Income Statement. The actuarial loss on the scheme for 2004/05, recognised through reserves, is £230m, with an offsetting tax adjustment of £67m.

The February 2005 IAS 19 pension deficit is £735m, with an associated deferred tax asset of £279m.

Joint ventures (IAS 31) and Associates (IAS 28)

The Group applies the equity method of accounting for joint ventures (JVs) and associates, which is largely consistent with how they were accounted for under UK GAAP.

The adoption of IFRSs leads to a change in the presentation of the Group's share of the results of our JVs and associates. Under UK GAAP, we included our share of JV and associate operating profit before interest and tax and showed our share of their interest and tax in the respective Group lines within the Profit and Loss Account. Under IFRSs, JV and associate profit is shown as a net figure i.e. post interest and tax. This has the effect of reducing profit before tax, but reduces the tax charge. Overall, there is no impact on the Group profit after tax as this is purely a presentational change.

Another impact of using the equity method of accounting for JVs and associates under IFRSs is that when the Balance Sheet investment relating to a loss-making JV or associate reduces to nil then no further losses should be recognised in the Income Statement. Under UK GAAP, losses would continue to be recognised. This change has led to a small adjustment in the opening Balance Sheet of £1m and an increase in JV and associate profit of £2m in 2004/05.

Impairment of assets (IAS 36)

Under IAS 36, individual assets are reviewed for impairment when there are any indicators of impairment. Where individual assets do not generate cash flows independently from one another, the impairment reviews are carried out at the 'Cash-Generating Unit' level, which represents the lowest level at which cash flows are independently generated. The illustrative examples in IAS 36 suggest that for retailers this is at the individual store level.

Following impairment reviews at the opening Balance Sheet date, we identified a small number of stores which required provisions for impairment of £142m. This had the effect of reducing the total fixed asset balance by approximately 1% as at 29 February 2004.

A similar review was performed for 2004/05 but no further stores required an impairment provision. However, due to movements in foreign exchange rates, the overall provision set against fixed assets increased by £10m – this consolidation adjustment has been taken through equity, with no impact on the 2004/05 Income Statement.

The methodology and assumptions applied in the impairment reviews conducted on transition to IFRSs can be found in note 11.

IAS 36 has the additional effect of reducing the deferred tax liability by £15m as at February 2004 and £17m as at February 2005 (the movement year-on-year relates to foreign exchange differences which have been taken to equity). The deferred tax adjustments arise because the impairment reviews have reduced the carrying values of certain assets qualifying for capital allowances, with no corresponding change in the tax base.

Intangible assets (IAS 38)

Under UK GAAP, we included licences and capitalised development costs within tangible fixed assets on the Balance Sheet.
Under IAS 38, 'Intangible Assets', such items are disclosed separately on the face of the Balance Sheet.

As a result, there is a reclassification of £255m in the opening Balance Sheet, and £306m in the Balance Sheet as at 26 February 2005, between Property, plant and equipment and Intangible assets. There is no impact on the Income Statement from this reclassification.

Investment properties (IAS 40)

Under UK GAAP, we included all owned property assets within Tangible fixed assets on the Balance Sheet. Under IAS 40, 'Investment Properties', we are required to split out any property which earns rental income or is held for capital appreciation.

As a result, there is a reclassification of £473m in the opening Balance Sheet and £565m in the Balance Sheet as at 26 February 2005 between Property, plant and equipment and Investment property. There is no impact on the Income Statement from this reclassification.

Deferred and current taxes (IAS 12)

Under UK GAAP deferred tax was recognised in respect of all timing differences that had originated but not reversed by the Balance Sheet date and which could give rise to an obligation to pay more or less taxation in the future.

Deferred tax under IAS 12 'Income Taxes' is recognised in respect of all temporary differences at the Balance Sheet date between the tax bases of assets and liabilities and their carrying value for financial reporting purposes.

The change to a Balance Sheet liability method of providing for deferred tax leads to a number of adjustments, as follows:

	29 February 2004 Net assets £m	2004/05 Income Statement £m	2004/05 Reserves £m	26 February 2005 Net assets £m
Impact of IAS 12	(79)	(13)	(2)*	(94)
Tax effect of accounting changes	232	33	78*	343
Net impact on tax balance/profit after tax	153	20	76	249
JV and Associate presentation change		32		
Total impact on tax		52		

* Includes foreign currency translation differences in respect of foreign operations

The significant components of the Balance Sheet adjustments are the recognition of deferred tax assets on the pension deficit and share-based payments, less deferred tax provisions for potential future gains arising from rolled-over gains and for the potential future tax liabilities arising from fair value adjustments recorded for business combinations. Neither of these provisions were previously recognised under FRS 19.

Other adjustments

Other adjustments arise from the reclassification of money-market deposits from current asset investments to cash and cash equivalents (as a result of the definition within IAS 7 'Cash Flow Statements'), and other minor presentation differences.

Significant changes to the Cash flow statement for 2004/05

None of the adjustments arising from IFRSs relate to cash, and therefore there is no impact on reported cash flows.

However, IAS 7 'Cash flow statements' extends the definition of cash to 'cash and cash equivalents' which includes movements on short-term deposits. This results in a change in presentation of the cash flow information to include these cash equivalents.

	£m
Increase in cash as reported under UK GAAP	121
Movement on short-term deposits (cash equivalents under IFRSs)	(97)
Increase in cash and cash equivalents (per IFRS definition)	24
Cash and cash equivalents as at 29 February 2004	1,100
Effect of exchange rate fluctuations on cash and cash equivalents	22
Cash and cash equivalents as at 26 February 2005	1,146

Note 33 Effect of adoption of IAS 32 and IAS 39 on Financial instruments

The Group adopted IAS 32 and IAS 39 from 27 February 2005 and has taken the exemption available under IFRS 1 not to restate comparatives for IAS 32 and IAS 39. The analysis below details the transitional adjustments arising from the adoption of IAS 32 and IAS 39 as at 27 February 2005.

	Under IFRSs (excluding IAS 32 and IAS 39) £m	Financial Instruments: Presentation and Disclosure IAS 32 £m	Financial Instruments: Recognition and Measurement IAS 39 £m	Under IFRSs (including IAS 32 and IAS 39) £m
Non-current assets				
Goodwill and intangible assets	1,408	–	–	1,408
Property, plant and equipment	14,521	–	–	14,521
Investment property	565	–	–	565
Investments in Joint ventures and Associates	416	–	(10)	406
Other investments	7	–	(7)	–
Deferred tax assets	14	–	–	14
	16,931	–	(17)	16,914
Current assets				
Inventories	1,309	–	–	1,309
Trade and other receivables	769	–	(64)	705
Derivative financial instruments	–	–	40	40
Cash and cash equivalents	1,146	–	–	1,146
	3,224	–	(24)	3,200
Current liabilities				
Trade and other payables	(4,974)	–	475	(4,499)
Financial liabilities				
– Borrowings	(482)	–	(63)	(545)
– Derivative financial instruments	–	–	(258)	(258)
Current tax liabilities	(221)	–	–	(221)
Provisions	(3)	–	–	(3)
	(5,680)	–	154	(5,526)
Net current liabilities	(2,456)	–	130	(2,326)

Note 33 Effect of adoption of IAS 32 and IAS 39 on Financial instruments continued

	Under IFRSs (excluding IAS 32 and IAS 39) £m	Financial Instruments: Presentation and Disclosure IAS 32 £m	Financial Instruments: Recognition and Measurement IAS 39 £m	Under IFRSs (including IAS 32 and IAS 39) £m
Non-current liabilities				
Financial liabilities				
– Borrowings	(4,563)	–	(53)	(4,616)
– Derivative financial instruments and other liabilities (a)	–	(228)	(174)	(402)
Post-employment benefit obligations	(735)	–	–	(735)
Other non-current liabilities	(21)	–	–	(21)
Deferred tax liabilities (b)	(496)	–	28	(468)
Provisions	(6)	–	–	(6)
	(5,821)	(228)	(199)	(6,248)
Net assets	8,654	(228)	(86)	8,340
Equity				
Share capital	389	–	–	389
Share premium account	3,704	–	–	3,704
Other reserves	40	–	–	40
Retained earnings	4,470	(228)	(86)	4,156
Equity attributable to equity holders of the parent	8,603	(228)	(86)	8,289
Minority interests	51	–	–	51
Total equity	8,654	(228)	(86)	8,340

Notes

(a) The Group has entered into an agreement with the Samsung Corporation to purchase the remaining shares of Samsung Tesco Co. Limited. These shares are expected to be purchased in three tranches in 2007, 2011 and 2012. The purchase price will reflect the market value of these shares at the date of acquisition.

Under IAS 32, the net present value of the future payments are shown as a financial liability, the value of which was £228m at 27 February 2005.

(b) The deferred tax impacts of the introduction of IAS 32 and IAS 39 as at 27 February 2005 is £28m.

(c) In 2003, the Group monetised profitable interest rate swaps. The amount realised was held in deferred income and amortised through the interest line in the Income Statement.

On transition to IAS 32 and IAS 39, the remaining credit balance held in deferred income of £163m was transferred to retained earnings.

Under IFRS 1, there is a corresponding credit of £163m to the value of financial liabilities, which is subsequently amortised through the interest line in the Income Statement.

The net effect is a transfer of £163m from deferred income to financial liabilities, with no impact on the Income Statement and net assets.

(d) Other adjustments are due to the marking-to-market of financial instruments and the reclassification of other creditors and debtors which are defined as net borrowings under IFRSs.

Five year record

				UK GAAP		IFRS
	2002	2003	2004 53 wks	2005	2005[1]	2006[2]
Financial statistics						
Group sales (£m)	25,401	28,280	33,557	37,070	36,957	43,137
Revenue excluding VAT (£m)						
UK	19,821	21,309	24,760	27,146	27,146	29,990
Rest of Europe	2,181	2,664	3,385	3,818	3,818	5,095
Asia	1,398	2,031	2,669	3,010	2,902	4,369
	23,400	26,004	30,814	33,974	33,866	39,454
Operating profit[3] (£m)						
UK	1,215	1,289	1,486	1,666	1,556	1,788
Rest of Europe	90	134	171	249	243	263
Asia	17	69	121	149	153	229
Total Group	1,322	1,492	1,778	2,064	1,952	2,280
Operating profit margin[3]						
UK	6.1%	6.0%	6.0%	6.1%	5.7%	6.0%
Rest of Europe	4.1%	5.0%	5.1%	6.5%	6.4%	5.2%
Asia	1.2%	3.4%	4.5%	5.0%	5.3%	5.2%
Total Group	5.6%	5.7%	5.8%	6.1%	5.8%	5.8%
Goodwill amortisation (£m)	(10)	(23)	(54)	(67)	–	–
Share of results of Joint ventures and Associates[4] (£m)	22	42	59	69	74	82
Net finance costs[4] (£m)	(140)	(166)	(209)	(136)	(132)	(127)
Profit before tax (£m)	1,194	1,345	1,574	1,930	1,894	2,235
Taxation[4] (£m)	(364)	(399)	(472)	(561)	(541)	(649)
Minority interests (£m)	–	–	(2)	(3)	(3)	(6)
Loss for the period from discontinuing operation[5] (£m)	–	–	–	–	(6)	(10)
Profit for the financial year attributable to equity holders of the parent (£m)	830	946	1,100	1,366	1,344	1,570
Underlying profit – UK GAAP[6] (£m)	1,221	1,401	1,708	2,029	N/a	N/a
Underlying profit – IFRS[6] (£m)	N/a	N/a	N/a	N/a	1,925	2,277

[1] The 2005 IFRS financial statistics have been restated to remove the Taiwanese business which is held for sale.

[2] Results for the year ended 25 February 2006 include 52 weeks for the UK and ROI and 14 months for International.

[3] *Operating profit includes integration costs and profit/(loss) arising on sale of fixed assets. Operating margin is based upon revenue exclusive of VAT.*

[4] Share of results of Joint ventures and Associates is stated net of the interest and tax of the Group's JVs and Associates. The Group's charges for interest and tax have been reduced by these amounts.

[5] Consists of the net result of the Taiwanese business which is held for sale.

[6] UK GAAP underlying profit excluded net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation. IFRS underlying profit excludes IAS 32 and IAS 39 and the IAS 19 charge for defined benefit pension schemes, which is replaced by the normal cash contributions. For the years 2002 to 2005 the above information is presented under UK GAAP as previously published. If IFRSs had been applicable for these years the main adjustments would have been similar to those in Note 32.

	2002	2003	2004 53 wks	UK GAAP 2005	2005[1]	IFRS 2006[2]
Enterprise value[7] (£m)	21,290	16,896	23,866	27,853	27,910	30,841
Diluted earnings per share[8]	11.86p	13.42p	14.93p	17.50p	17.30p	19.92p
Basic earning per share[8]	12.05p	13.54p	15.05p	17.72p	17.52p	20.20p
Dividend per share[9]	5.60p	6.20p	6.84p	7.56p	7.56p	8.63p
Return on shareholders' funds[10]	22.7%	22.3%	21.8%	22.7%	23.2%	24.9%
Return on capital employed[11]	10.8%	10.2%	10.4%	11.5%	11.8%	12.7%
Group statistics						
Number of stores[12]	979	2,291	2,318	2,334	2,334	2,672
Total sales area – 000 sq ft[12/13]	32,491	39,944	45,402	49,135	49,135	55,215
Full-time equivalent employees	171,794	188,182	223,335	242,980	242,980	273,024
UK retail statistics						
Number of stores	729	1,982	1,878	1,780	1,780	1,898
Total sales area – 000 sq ft[13]	18,822	21,829	23,291	24,207	24,207	25,919
Average store size (sales area – sq ft)[14]	28,576	29,455	30,890	31,677	31,677	32,816
Full-time equivalent employees	121,272	133,051	152,408	163,006	163,006	175,459
UK retail productivity (£)						
Revenue per employee[15]	163,443	160,157	162,459	166,534	166,534	170,923
Profit per employee[15]	10,019	9,688	9,750	10,220	9,564	10,190
Weekly sales per sq ft[16]	22.43	21.86	22.48	23.89	23.89	25.06

[7] Market capitalisation plus net debt.
[8] Diluted and basic earnings per share are on a continuing operations basis.
[9] Dividend per share relating to the interim and proposed final dividend.
[10] Profit before tax divided by average shareholders' funds.
[11] The numerator is profit before interest, less tax. The denominator is the calculated average of net assets plus net debt plus dividend creditor less net assets held for sale.
[12] In addition there are 39 stores operated by our Hymall joint venture in China, which have 3,505,000 sq ft of sales area.
[13] Store sizes exclude lobby and restaurant areas.
[14] Average store size excludes Express and One Stop stores.
[15] Based on average number of full-time equivalent employees in the UK, revenue exclusive of VAT and operating profit.
[16] Based on weighted average sales area and sales excluding property development.

Tesco PLC – Parent company Balance sheet 25 February 2006

	notes	2006 £m	2005 (restated) £m
Fixed assets			
Investments in subsidiaries and Joint ventures	5	7,382	9,805
Current assets			
Derivative financial instruments	10	70	–
Debtors	6	4,857	2,702
Current asset investments	7	90	150
		5,017	2,852
Creditors – amounts falling due within one year			
Borrowings	9	(1,008)	(329)
Derivative financial instruments	10	(239)	–
Other creditors	8	(1,397)	(2,391)
		(2,644)	(2,720)
Net current assets		2,373	132
Total assets less current liabilities		9,755	9,937
Creditors – amounts falling due after more than one year			
Borrowings	9	(3,560)	(4,037)
Derivative financial instruments	10	(48)	–
		(3,608)	(4,037)
Net assets		6,147	5,900
Capital and reserves			
Called up share capital	13	395	389
Share premium account	14	3,988	3,704
Profit and loss reserve	14	1,764	1,807
Total equity		6,147	5,900

Accounting policies and notes forming part of these financial statements are on pages 105 to 112.

Terry Leahy
Andrew Higginson

Directors
The parent Company financial statements were approved by the Board on 24 April 2006

Notes to the Parent company financial statements

Note 1 Accounting policies

Basis of preparation of financial statements
These financial statements have been prepared under UK GAAP using the historical cost convention modified for the revaluation of certain financial instruments and in accordance with applicable accounting standards and the Companies Act 1985.

A summary of the Company's significant accounting policies are set out below.

Exemptions
The Directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented a Profit and loss account for the Company alone.

The Company has also taken advantage of the exemption from preparing a Cash flow statement under the terms of FRS 1 'Cash flow statements'. The cash flows of the Company are included in the Tesco PLC Group financial statements.

The Company is also exempt under the terms of FRS 8 'Related Parties' from disclosing related party transactions with entities that are part of the Tesco PLC Group.

Changes in accounting policies
The Company has adopted the following standards in these financial statements:

- FRS 17 'Retirement Benefits' – full requirements
- FRS 20 'Share-based payment'
- FRS 21 'Events after the balance sheet date'
- FRS 25 'Financial Instruments: Disclosure and presentation'
- FRS 26 'Financial Instruments: Measurement'
- FRS 28 'Corresponding amounts'

The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly, except where the exemption to restate comparatives has been taken for FRS 25 and FRS 26, which have been adopted from 27 February 2005. Details of the effect of the prior year adjustments are given in note 15.

Money market deposits
Money market deposits are stated at cost. All income from these investments is included in the Profit and loss account as interest receivable and similar income.

Investments in subsidiaries and joint ventures
Investments in subsidiaries and joint ventures are stated at cost less, where appropriate, provisions for impairment.

Foreign currencies
Assets and liabilities in foreign currencies are translated into Pounds Sterling at the financial year end exchange rates.

Share-based payments
Employees of the Company receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The fair value of employee share option plans is calculated at the grant date using the Black-Scholes model. In accordance with FRS 20 the resulting cost is charged to the Profit and loss account over the vesting period. The value of the charge is adjusted to reflect expected and actual levels of vesting.

Where a subsidiary awards options over the shares of the Company, this is treated as a capital contribution.

Financial instruments
Financial assets and financial liabilities are recognised on the Company's Balance Sheet when the Company becomes a party to the contractual provisions of the instrument.

Debtors
Debtors are not interest-bearing and are stated at their nominal value, reduced by appropriate allowances for estimated irrecoverable amounts.

Current asset investments
Investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value for available-for-sale investments are recognised directly in equity, until the security is disposed of or is determined to be impaired; at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that gives a residual interest in the assets of the Company after deducting all of its liabilities.

Interest-bearing borrowings
Interest-bearing bank loans and overdrafts are initially recorded at the value of the amount received, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Profit and loss account over the period of the borrowings on an effective interest basis.

Equity instruments
Equity instruments issued by the Company are recorded at the value of the amount received, net of direct issue costs.

Derivative financial instruments and hedge accounting – Accounting policy for year ended 25 February 2006
The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investment activities. The Company does not hold or issue derivative financial instruments for trading purposes, however if derivatives do not qualify for hedge accounting they are accounted for as such.

Note 1 Accounting policies continued

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments, or by discounted cash flows or by the use of option valuation models. Where derivatives do not qualify for hedge accounting, any gains or losses on remeasurement are immediately recognised in the Profit and loss account. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge relationship and the item being hedged. To qualify for hedge accounting, the hedge relationship must be documented and tested for effectiveness.

In order to qualify for hedge accounting, the Company is required to document from inception the relationship between the item being hedged and the hedging instrument. The Company is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at each period-end to ensure that the hedge remains highly effective.

Fair value hedging

Derivative financial instruments are classified as fair value hedges when they hedge the Company's exposure to changes in the fair value of a recognised asset or liability. Any gain or loss from remeasuring the hedging instrument is recognised immediately in the Profit and loss account. Any change in the fair value of the hedged item, attributable to the hedged risk, is adjusted against the carrying value of the hedged item and recognised immediately in the Profit and loss account.

Derivative financial instruments qualifying for fair value hedge accounting are principally interest rate swaps.

Cash flow hedging

Derivative financial instruments are classified as cash flow hedges when they hedge the Company's exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecasted transaction.

The effective element of any gain or loss from remeasuring the derivative instrument is recognised directly in equity.

The associated cumulative gain or loss is removed from equity and recognised in the Profit and loss account in the same period or periods during which the hedged transaction affects the Profit and loss account. Any element of the remeasurement of the derivative instrument which does not meet the criteria for an effective hedge is recognised immediately in the Profit and loss account.

Derivative instruments qualifying for cash flow hedging are principally forward foreign exchange transactions and currency options.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Profit and loss account.

Net investment hedging

Derivative financial instruments are classified as net investment hedges when they hedge the Company's net investment in an overseas operation. The effective element of any gain or loss from remeasuring the derivative instrument is recognised directly in equity. Any ineffective element is recognised immediately in the Profit and loss account. Gains and losses accumulated in equity are included in the Profit and loss account when the foreign operation is disposed of.

Derivative instruments qualifying for net investment hedging are principally forward foreign exchange transactions.

Derivative financial instruments – Accounting policy for year ended 26 February 2005

Derivative instruments utilised by the Company are interest rate swaps, floors and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the Profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premia or discount on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements are valued at closing rates of exchange. Forward exchange contracts are valued at discounted closing forward rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

Note 2 Profit on ordinary activities before taxation

	2006 £m	2005 £m
Profit on ordinary activities before taxation is stated after charging the following:		
Auditors' remuneration		
Audit services		
– statutory audit*	0.5	0.5
– audit-related	0.3	–
	0.8	0.5

*Includes fees for the audit of the Group financial statements.

Note 3 Employment costs

	2006 £m	2005 £m
Wages and salaries	16	13
Social security costs	8	1
Pension costs	2	1
Share-based payment expense – equity settled	2	2
	28	17

The average number of employees during the year was: 15 (2005 – 15).

Note 4 Dividends

For details of equity dividends see note 8 in the consolidated Group financial statements.

Note 5 Fixed asset investments

	Shares in Group undertakings £m	Loans to Group undertakings £m	Shares in Joint ventures £m	Total £m
As at 26 February 2005	5,897	3,524	145	9,566
Restatement for FRS 20 'Share-based payment'	239	–	–	239
As at 27 February 2005 – restated	6,136	3,524	145	9,805
Additions	1,314	–	33	1,347
Disposals	(230)	(3,524)	(16)	(3,770)
As at 25 February 2006	7,220	–	162	7,382

For a list of the Company's principal operating subsidiary undertakings and joint ventures see note 13 in the Group financial statements.

Note 6 Debtors

	2006 £m	2005 £m
Amounts owed by Group undertakings	4,710	2,436
Amounts owed by Joint ventures and Associates	97	103
Other debtors	50	163
Total	4,857	2,702

Included within amounts due from joint ventures and associates is £97m (2005 – £103m) due after more than one year.

Note 7 Current asset investments and deposits

	2006 £m	2005 £m
Bonds and certificates of deposit	90	150

Note 8 Other creditors

	2006 £m	2005 £m
Amounts falling due within one year:		
Corporation tax	122	101
Other tax and social security	–	2
Amounts owed to Group undertakings	1,252	1,957
Other liabilities	2	315
Accruals and deferred income	21	16
	1,397	2,391

Note 9 Borrowings

	Par value	Effective interest rate %	Effective interest rate after hedging transactions %	Maturity year	2006 £m	2005 £m
Bank loans and overdrafts (a)	–	4.5	4.5	–	395	329
4% unsecured deep discount loan stock	£125m	10.2	10.2	2006	122	116
6% Medium Term Notes (MTN)	£150m	6.0	4.9	2006	158	150
0.7% 50bn JPY MTN (b)	¥50bn	0.7	4.8	2006	247	285
7.5% MTN	£325m	7.6	4.8	2007	344	325
6% MTN	£250m	6.0	4.9	2008	268	250
5.25% 500m Euro MTN (b)	€500m	5.3	5.0	2008	366	345
5.125% MTN	£350m	5.3	4.8	2009	355	350
6.625% MTN	£150m	6.7	6.7	2010	153	150
4.75% 750m Euro MTN (b)	€750m	4.8	5.2	2010	548	528
4% RPI MTN (c)	£229m	6.5	6.5	2016	236	226
5.5% MTN	£350m	5.6	5.6	2019	349	350
3.322% LPI MTN (d)	£235m	5.9	5.9	2025	236	228
6% MTN	£200m	6.1	6.4	2029	214	200
5.5% MTN	£200m	5.6	5.7	2033	213	200
Other MTNs (e)	–	2.5	2.5	–	364	334
					4,568	4,366

(a) Includes £9m (2005 – £9m) of loans from Joint ventures and Associates.

(b) The MTNs denominated in currencies other than Pounds Sterling have been swapped into Pounds Sterling liabilities.

(c) The 4% RPI MTN is redeemable at par, indexed for increases in the RPI over the life of the bond.

(d) The 3.322% LPI MTN is redeemable at par, indexed for increases in the RPI over the life of the bond. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%.

(e) The other MTNs are of various maturities and include Pounds Sterling and foreign currency denominated notes.

	2006 £m	2005 £m
Repayment analysis:		
Amounts falling due within one year	1,008	329
Amounts falling due between one and two years	477	655
Amounts falling due between two and five years	1,795	1,452
Amounts falling due after more than five years	1,288	1,930
	4,568	4,366

Note 10 Derivative financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the Operating and financial review on page 16.

Carrying values of derivative financial instruments in the Balance Sheet:

	2006	
	Assets £m	Liabilities £m
Current		
Interest rate swaps and similar instruments	11	(69)
Forward foreign currency contracts	59	(170)
	70	(239)
Non-current		
Interest rate swaps and similar instruments	–	(46)
Forward foreign exchange contracts	–	(2)
	–	(48)

Fair values

Fair value of financial assets and financial liabilities are disclosed below:

	2006	
	Carrying value £m	Fair value £m
Primary financial instruments held or issued to finance the Company's operations:		
Short-term borrowings	(1,008)	(1,003)
Long-term borrowings	(3,560)	(3,665)
Derivative financial instruments held to manage the interest rate and currency profile:		
Interest rate swaps and similar instruments	(104)	(104)
Forward foreign currency contracts	(113)	(113)
	(4,785)	(4,885)

The fair value of financial instruments and derivatives has been determined by reference to prices available from the markets on which the instruments are traded. The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates.

Analysis of interest rate exposure of financial assets and liabilities

The interest rate exposure of financial assets and liabilities of the Company as at 25 February 2006, after taking into account the effect of interest rate swaps, was:

	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Fixed rate							
Bank and other loans	(122)	(133)	–	(98)	(153)	(861)	(1,367)
Floating rate							
Bank and other loans	(886)	(344)	(634)	(355)	(555)	(427)	(3,201)

Note 10 Derivative financial instruments continued

Hedging activities

Fair value hedges

The Company uses interest rate swaps and cross-currency swaps to hedge the fair value of fixed rate bonds.

The fixed rate bonds are hedged against changes to their fair value resulting from changes in interest rates and foreign exchange rates.

The fair value of swaps used for fair value hedging at the Balance Sheet date was a liability of £99m.

Cash flow hedges

The Company uses forward foreign exchange contracts and currency options to hedge the cost of future purchases of goods for resale, where those purchases are denominated in a currency other than that of the Company. The hedging instruments are primarily used to hedge purchases in Euros and US Dollars. The cash flows hedged will occur within one year of the Balance Sheet date.

At the Balance Sheet date, the total notional amount of outstanding forward foreign exchange contracts to which the Company has committed was £548m.

The fair value of currency derivatives that are designated as effective cash flow hedges was an asset of £4m. This amount has been deferred as a component of equity.

Net investment hedges

The Company uses forward foreign exchange contracts, currency denominated borrowings and currency options to hedge the exposure of a proportion of its non-Sterling denominated assets against changes in value due to changes in foreign exchange rates.

The fair value of these instruments at the Balance Sheet date was a liability of £117m.

Financial instruments not qualifying for hedge accounting

The Company has a number of financial instruments which do not meet the criteria for hedge accounting.

These instruments include forward foreign exchange contracts, currency options, caps, collars and interest rate swaps.

The fair value of these instruments at the Balance Sheet date was a liability of £5m.

Note 11 Share-based payments

Tesco PLC's equity settled share-based payment schemes comprise various share option schemes designed to reward Executive Directors. For further information on these schemes, including the valuation models and assumptions used, see note 22 to the Group financial statements.

The number of options and weighted average exercise price (WAEP) of share option schemes relating to Tesco PLC's employees are:

For the year ended 25 February 2006

	Savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 26 February 2005	43,206	194.83	278,079	114.42	10,667,969	230.95	1,126,257	0.00
Granted	7,788	248.00	28,776	312.75	2,405,116	312.75	2,333,201	0.00
Exercised	(8,520)	198.00	(262,890)	109.62	(1,005,058)	248.02	–	–
Outstanding at 25 February 2006	42,474	203.95	43,965	272.93	12,068,027	245.83	3,459,458	0.00
Exercisable as at 25 February 2006	–	–	–	–	4,185,280	–	–	–
Exercise price range (pence)	–	–	–	–	–	164.00 to 259.00	–	Nil
Weighted average remaining contractual life (years)	–	–	–	–	–	5.36	–	–

Note 11 Share-based payments continued

For the year ended 26 February 2005

	Savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 28 February 2004	60,545	178.19	321,981	126.77	11,838,482	212.40	–	0.00
Granted	8,544	232.00	–	–	2,503,453	253.25	1,126,257	0.00
Forfeited	(6,443)	185.98	–	–	–	–	–	–
Exercised	(19,440)	162.26	(43,902)	205.00	(3,673,966)	186.38	–	–
Outstanding at 26 February 2005	43,206	194.83	278,079	114.42	10,667,969	230.95	1,126,257	0.00
Exercisable as at 26 February 2005	–	–	74,634	–	3,174,895	–	–	–
Exercise price range (pence)	–	–	–	205.00	–	164.00 to 247.00	–	Nil
Weighted average remaining contractual life (years)	–	–	–	3.30	–	3.80	–	–

Note 12 Pensions

The Company has adopted the full requirements of FRS 17 for the first time in the current year. This has had no financial impact and therefore no prior year adjustment has been presented.

The Company participates in the Tesco PLC Pension Scheme which is a multi-employer scheme within the Tesco Group and cannot identify its share of the underlying assets and liabilities of the scheme. Accordingly, as permitted by FRS 17, the Company has accounted for the scheme as a defined contribution scheme, and the charge for the period is based upon the cash contributions payable.

The total cost of the scheme to the Group was £292m (2005 – £258m). Further disclosure relating to the Tesco PLC Pension Scheme can be found in note 23 of the Group financial statements.

Note 13 Share capital

	Ordinary shares of 5p each	
	Number	£m
Authorised:		
At 26 February 2005	10,600,000,000	530
Authorised during the year	100,000,000	5
At 25 February 2006	10,700,000,000	535
Allotted, called up and fully paid:		
At 26 February 2005	7,783,169,542	389
Scrip dividend election	53,639,219	3
Share options	57,668,156	3
At 25 February 2006	7,894,476,917	395

During the financial year, 111 million shares were issued for an aggregate consideration of £290m, which comprised £167m for scrip dividend and £123m for share options.

Between 25 February 2006 and 24 April 2006, options over 3,425,477 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the Irish savings-related share option scheme (2000). Between 25 February 2006 and 24 April 2006, options over 5,945,937 ordinary shares have been exercised under the terms of the executive share option schemes (1994 and 1996) and the discretionary share option plan (2004).

As at 25 February 2006, the Directors were authorised to purchase up to a maximum in aggregate of 778.7 million ordinary shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the meetings of the Company.

Note 14 Reserves

	2006 £m	2005 £m
Share premium account		
At the start of the year	3,704	3,470
Premium on issue of shares less costs	120	143
Scrip dividend election	164	91
At the end of the year	3,988	3,704
Profit and loss reserve		
As previously reported	1,136	683
Prior year adjustments: (Note 15)		
FRS 20 'Share-based payment'	261	94
FRS 21 'Events after the balance sheet date'	410	365
FRS 26 'Financial instruments: Measurement'	(60)	–
Deferred tax on changes in accounting policies	24	–
Profit and loss reserve restated	1,771	1,142
Gain/(loss) on foreign currency net investments	17	(72)
Tax effect of exchange adjustment offset in reserves	–	16
FRS 20 'Share-based payment'	186	169
Dividend	(609)	(542)
Profit after tax for the financial year	399	1,094
At the end of the year	1,764	1,807

Note 15 Prior year adjustments

The prior year adjustments relate to the implementation of FRS 17, FRS 20 and FRS 21, while FRS 25 and FRS 26 do not affect comparatives and are only applied to the current period.

FRS 20 'Share-based payment':
The Company operates a range of share-based incentive schemes (both awards of options and awards of shares) and has applied the requirements of FRS 20 for the first time in these financial statements. Under FRS 20, an expense is recognised in the Profit and loss account for all share-based payments calculated based on the fair value at the date of grant using the Black-Scholes pricing model. Compliance with FRS 20 increased reserves by £94m at 29 February 2004.

FRS 21 'Events after the balance sheet date':
This standard sets out amended requirements for accounting for events after the Balance Sheet date. Following the introduction of this standard, dividends are only recognised at the Balance Sheet date if they are declared before that date. The final dividend for 2003/04 was declared in April 2004, therefore the dividend charge recognised in the Profit and loss account and the dividend creditor recognised in the Balance Sheet have been reversed. This resulted in an increase in reserves of £365m at 29 February 2004. Due to similar treatment of the 2004/05 dividend, reserves at 26 February 2005 have increased by £410m.

FRS 25 'Financial instruments: Disclosure and presentation':
FRS 25 supersedes FRS 13 and substantially amends FRS 4 'Capital instruments'. This standard is effective for the Company from 27 February 2005. However, as the consolidated financial statements have been prepared under the IFRS equivalent standard (IAS 32), the parent Company is exempt from the disclosure requirements.

FRS 26 'Financial instruments: Measurement':
FRS 26 applies to all listed entities for periods beginning on or after 1 January 2005 and prescribes new accounting rules relating to financial instruments and hedge accounting. This standard has been adopted in full in these financial statements and the requirement applied prospectively from 27 February 2006.

The deferred tax adjustments on the implementation of the above named standards results in a £24m adjustment to reserves at 27 February 2005 (2004 – nil).

Independent auditors' report to the members of Tesco PLC

We have audited the parent company financial statements of Tesco PLC for the year ended 25 February 2006 which comprise the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Tesco PLC for the year ended 25 February 2006.

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the parent company financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Operating and financial review, the Directors' report, the Corporate governance statement and the unaudited information in the Directors' remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 25 February 2006; and
- the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 24 April 2006



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